04046593

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
DEC 13 2004
THOMSON FINANCIAL

REGISTRANT'S NAME OJSC Concern Kalina

*CURRENT ADDRESS 80, Komsomolskaya St
Yekaterinburg 620138
Russia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34847 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 12/9/04

INDEX TO DOCUMENTS

A. Financial Reports

1. Consolidated Financial Statements, Years Ended December 31, 2002 and 2001
2. Consolidated Financial Statements, Years Ended December 31, 2003 and 2002
3. Consolidated Financial Statements, Six Months Ended June 30, 2003 and 2002
4. Consolidated Financial Statements, Six Months Ended June 30, 2004 and 2003

B. Notifications to Shareholders

1. Invitation to AGM, April 25, 2003
2. Invitation to EGM, July 15, 2003
3. Invitation to EGM, August 25, 2003
4. Notification of Pre-emptive Right
5. Notification of change to Pre-emptive Right
6. Invitation to EGM, March 15, 2004
7. Invitation to AGM, April 18, 2004
8. Invitation to EGM, August 10, 2004

C. Press Releases 2003

D. Press Releases 2004

E. Other Documents Filed with Regulators

1. Charter
2. List of Affiliated Persons
3. Corporate Governance Code
4. Report on Corporate Governance

F. Brief Summaries or Descriptions of Documents or Information for which English Translations are Unavailable

OAO Concern "Kalina" and subsidiaries

Independent Auditors' Report

Consolidated Financial Statements
Six Months Ended June 30, 2003 and 2002

OAO CONCERN "KALINA" AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of OAO Concern "Kalina":

We have audited the accompanying consolidated balance sheet of OAO Concern "Kalina" and subsidiaries (the "Group") as of June 30, 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of June 30, 2003, and the results of its operations and cash flows for the six months then ended, in conformity with accounting principles generally accepted in the United States of America.

The consolidated balance sheet of the Group as of June 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the six months then ended were not audited by us and, accordingly, we do not express an opinion on them.

Deloitte & Touche

September 25, 2003

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2003 AND 2002
(in US dollars and in thousands)

	Notes	2003	2002 (unaudited)
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	3	$ 3,638	$ 6,077
Accounts receivable, net	4	9,784	19,692
Advances to suppliers and prepaid expenses	5	10,445	2,151
Inventories, net	6	39,364	32,432
Taxes recoverable	7	10,638	7,476
Investments	8	1,782	2,253
Assets associated with discontinued operations	14	2,692	-
Deferred tax asset	13	1,830	603
Total current assets		80,173	70,684
PROPERTY, PLANT AND EQUIPMENT, net	9	29,652	25,143
INTANGIBLE ASSETS, net		149	207
NON-CURRENT DEFERRED TAX ASSET	13	-	218
TOTAL ASSETS		$ 109,974	$ 96,252
COMMITMENTS AND CONTINGENCIES	18	-	-
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	10	$ 17,563	$ 14,938
Short-term debt	11	19,084	7
Accrued liabilities		216	311
Taxes payable	7	3,902	7,467
Liabilities associated with discontinued operations	14	1,227	-
Total current liabilities		41,992	22,723
LONG-TERM DEBT	12	790	17,653
NON-CURRENT TAXES PAYABLE	7	3,766	3,677
NON-CURRENT DEFERRED TAX LIABILITY	13	1,873	-
Total liabilities		48,421	44,053
MINORITY INTERESTS		145	166
STOCKHOLDERS' EQUITY:			
Capital stock	15	20,243	21,476
Additional paid in capital		1,233	-
Retained earnings		39,932	30,557
Total stockholders' equity		61,408	52,033
TOTAL LIABILITIES AND STOCKOLDERS' EQUITY		$ 109,974	$ 96,252

See notes to consolidated financial statements.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(in US dollars and in thousands)

	Notes	2003	2002 (unaudited)
NET SALES		$ 80,518	$ 62,829
COST OF SALES		45,377	37,836
GROSS PROFIT		35,141	24,993
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		22,117	13,387
OPERATING INCOME		13,024	11,606
OTHER INCOME/EXPENSES:			
Interest expense, net		(1,919)	(2,090)
Foreign currency exchange losses, net		(188)	(1,093)
Tax fines and penalties gains/(losses)	7	726	(1,302)
Other expenses, net		(1,064)	(1,900)
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS AND INCOME TAX EXPENSE		10,579	5,221
Minority interests		18	25
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		10,597	5,246
INCOME TAX EXPENSE	13	3,911	2,327
NET INCOME FROM CONTINUING OPERATIONS		6,686	2,919
DISCONTINUED OPERATIONS			
Loss from operations of subsidiary JSC Alye Parusa	14	238	-
NET INCOME		$ 6,448	$ 2,919

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(in US dollars and in thousands)

	2003	2002 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,448	$ 2,919
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,081	1,027
Impairment loss on property, plant and equipment	-	616
Minority interests	(18)	(25)
Gain on disposal of property, plant and equipment	(235)	(125)
Deferred tax benefit	(463)	(1,520)
Interest expense, net	1,919	2,090
Changes in operating assets and liabilities:		
Accounts receivable, net	7,059	(5,268)
Accounts payable and accruals	(3,064)	(6,603)
Inventories, net	1,474	4,858
Advances to suppliers and prepaid expenses	(2,558)	1,883
Taxes receivable	(733)	(3,496)
Taxes payable	(2,829)	948
Interest paid	(2,055)	(1,546)
Net cash provided by/(used in) operating activities	6,026	(4,242)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant, equipment and intangible assets	(1,275)	(1,871)
Proceeds from sale of property, plant and equipment	692	319
Net cash used in investing activities	(583)	(1,552)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term debt	3,866	-
Repayment of short-term debt	(7,611)	(14,870)
Proceeds from bond issue	1,071	17,482
Cash payments for outstanding financial lease liability	(23)	-
Net cash (used in)/provided by financing activities	(2,697)	2,612
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,746	(3,182)
CASH AND CASH EQUIVALENTS, beginning of period	908	9,259
CASH AND CASH EQUIVALENTS, end of period	$ 3,654	$ 6,077
CASH PAID DURING THE PERIOD FOR:		
Income tax	6,791	3,659

See notes to consolidated financial statements.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(in US dollars and in thousands)

	Capital Stock	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance January 1, 2002	$ 21,476	$ -	$ -	$ 27,638	$ 49,114
Net Income (unaudited)	-	-	-	2,919	2,919
Balance June 30, 2002 (unaudited)	$ 21,476	$ -	$ -	$ 30,557	$ 52,033
Cancellation of treasury stock	(1,233)	1,233	-	-	-
Net Income (unaudited)	-	-	-	3,320	3,320
Dividends declared	-	-	-	(526)	(526)
Balance December 31, 2002	$ 20,243	$ 1,233	$ -	$ 33,351	$ 54,827
Translation adjustment	-	-	2,397	-	2,397
Income tax effect of changes in functional currency	-	-	(2,264)	-	(2,264)
Net Income	-	-	-	6,448	6,448
Balance June 30, 2003	$ 20,243	$ 1,233	$ 133	$ 39,799	$ 61,408

See notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

OAO Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OAO "Uralskiye Samotsveti" under the laws of the Russian Federation ("RF") and renamed OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company, and its subsidiaries (hereinafter referred to jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary")

Operating subsidiary	Share of ownership	Place of incorporation	Principal activity
JSC Pallada Vostok	100%	Uzbekistan	Manufacturing
JSC Lola Atir Upa	56%	Uzbekistan	Manufacturing
JSC Alye Parusa	65%	Ukraine	Manufacturing
JSC Pallada Ukraina	100%	Ukraine	Trading
JSC Torzhok	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B.V.	100%	Netherlands	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture and sell a wide range of perfume, cosmetics and household products in CIS countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The accounts of the Company are prepared in accordance with RF accounting laws and accounting regulations in Russian roubles ("RUR") and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP"). The accounts of the Operating Subsidiaries are prepared in accordance with local laws and accounting regulations and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP").

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its operating subsidiaries after the elimination of significant intercompany transactions and balances.

Business Combinations – For business combinations that have been accounted for under the purchase method of accounting, the Company includes the results of operations of the acquired businesses from the date of acquisition. The excess of the fair value of identifiable tangible and intangible net assets acquired over the purchase price (negative goodwill) is used to reduce the fair value of long-term non-monetary assets acquired.

Use of estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Concentration of credit risk – Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The carrying amount of financial instruments, including cash and cash equivalents and short-term obligations, approximates fair value due to the short-term maturities of these instruments.

Foreign currency translation – The Group follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation". Due to a highly inflationary economy in the Russian Federation and Uzbekistan in 2002, the US dollar (the Group's reporting currency) was designated as the Group's functional currency. Accordingly, all foreign currency financial statements were translated into US dollars using the remeasurement method. Monetary assets and liabilities were translated into US dollars at the rate in effect as at the balance sheet date.
Non-monetary balance sheet amounts are translated at the rate prevailing on the date of the transaction. Revenue and expenses are translated at the daily rates or at period average rates when such transactions occurred. Translation gains and losses were included in foreign currency exchange gains (net).

Starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. Management has determined that for the fiscal year beginning January 1, 2003, the functional currency of the Group is the Russian rouble. Accordingly, US dollar amounts were translated into Russian roubles at the exchange rate current at January 1, 2003. These amounts became the new accounting basis for non-monetary assets and liabilities.

The Group retained the US dollar as its reporting currency and translated its functional currency financial statements into US dollars. Assets and liabilities are translated at period-end exchange rates, while income and expense items are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income (loss).

The Russian rouble (RUR), Uzbek soum (UZS) and Ukrainian hrivna (UAH) are not fully convertible currencies outside the territory of the RF, Uzbekistan and Ukraine, respectively. The translation of rouble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its Operating Subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official rates of exchange were as follows:

Exchange rate	**As of June 30, 2003**	**Average for six months ended June 30, 2003**	**As of June 30, 2002**	**Average for six months ended June 30, 2002**
Russian rouble / US dollar	30.34	31.26	31.44	31.01
Uzbek soum / US dollar	975.30	972.44	750.05	707.39
Ukrainian hrivna / US dollar	5.33	5.33	5.32	5.32

Cash and cash equivalents – Includes cash on hand and bank deposits. Cash equivalents include financial instruments with a maturity of less than ninety days when purchased.

Accounts receivable – Accounts receivable are stated at their net realizable value after deducting a provision for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Investments – Investments in marketable securities consist primarily of JSC "Zhirovoi Kombinat" (Ekaterinburg), which are not considered to be "trading" and, accordingly, are carried on the balance sheet at cost. Gains/losses from the sale of marketable securities have been recorded in earnings.

Inventories – Inventories are stated at the lower of cost, determined by the first-in first-out method for raw materials and weighted average for finished goods, or market value.

Property, plant and equipment – Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred. Significant renewals and betterment, that extend an asset's estimated useful life, are capitalized.

The overall useful economic lives of the assets for depreciation purposes are as follows:

Description	Useful Life (years)
Buildings	50
Machinery and equipment	10-15
Vehicles	5
Office equipment and other assets	5

Property, plant and equipment held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may have been impaired. Management considers that no impairment has occurred relating to the Group's investments in property, plant and equipment as of June 30, 2003.

Treasury shares – Treasury shares are carried at cost as a reduction in share capital.

Sales recognition – Sales are recognized when products are shipped to the customer, net of discounts.

Income taxes – Income taxes payable have been computed in accordance with the laws of the RF, Ukraine and Uzbekistan. The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

Borrowing Costs – The Group expenses interest on borrowings as incurred. Debt issue costs are amortized to expense over the term to maturity.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following at June 30, 2003 and 2002 (in thousands):

	2003	2002 (unaudited)
Cash on hand – RUR	$ -	$ 24
Cash in bank – RUR accounts	696	397
Cash in bank – US dollar accounts	26	178
Bank deposits – RUR accounts	2,158	4,764
Other - US dollar, UZS, UAH accounts	758	714
Total	$ 3,638	$ 6,077

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following at June 30, 2003 and 2002 (in thousands):

	2003	2002 (unaudited)
Accounts receivable – trade	$ 7,956	$ 18,80[illegible]
Other accounts receivable	2,544	2,1[illegible]
Bad debt allowance	(716)	(1,21[illegible]
Total	**$ 9,784**	**$ 19,69[illegible]**

5. ADVANCES TO SUPPLIERS AND PREPAID EXPENSES

Advances to suppliers and prepaid expenses consisted of the following at June 30, 2003 and 2002 (in thousands):

	2003	2002 (unaudited)
Advances to suppliers	$ 10,253	$ 1,976
Prepaid expenses	192	175
Total	**$ 10,445**	**$ 2,151**

6. INVENTORIES, NET

Inventories consisted of the following at June 30, 2003 and 2002 (in thousands):

	2003	2002 (unaudited)
Raw materials	$ 26,834	$ 18,375
Work in process	689	595
Finished goods	14,377	15,048
Allowance for obsolescence	(2,536)	(1,586)
Total	**$ 39,364**	**$ 32,432**

7. TAXES RECOVERABLE AND PAYABLE

Current taxes recoverable consisted of the following at June 30, 2003 and 2002 (in thousands):

	2003	2002 (unaudited)
VAT	$ 10,462	$ 7,396
Other	176	80
Total	**$ 10,638**	**$ 7,476**

Current taxes payable consisted of the following at June 30, 2003 and 2002 (in thousands):

		2003		2002 (unaudited)
Income tax	$	1,039	$	1,025
Road users tax		-		876
Other taxes		2,863		5,566
Total	$	**3,902**	$	**7,467**

Non-current taxes payable consisted of fines and interest payables that have been contested with the tax authorities since 1998. The Company made accruals in respect of this liability that there based on information available to the management as of the respective reporting date. The amounts accrued were 137 mln RUR (4,310 thousand US dollars), 115.6 mln RUR (3,677 thousand US dollars) and 69.9 mln RUR (2,319 thousand US dollars) as of December 31, 2002, June 30, 2002 and December 31, 2001 respectively. In 2003, a restructuring agreement was signed with the tax authorities. This agreement resolves the uncertainty in the amount of liability and established terms for its repayment. As a result the accrued liability has decreased to 114.3 mln RUR (3,766 thousand US dollars) as of June 30, 2003. This liability would be paid as follows (in thousands):

Due in 2006	$	162
Due in 2007		941
Due in 2008		941
Due in 2009		941
Due in 2010		781
Total	$	**3,766**

8. INVESTMENTS

Investments consisted of the following at June 30, 2003 and 2002 (in thousands):

		2003		2002 (unaudited)
Equity investments in JSC "Zhirovoi Kombinat" (Ekaterinburg) (EZhK) – 19.19%	$	1,610	$	1,610
Other short-term investments		172		643
Total	$	**1,782**	$	**2,253**

During 2001, the Company acquired 27.24% of JSC "Zhirovoi Kombinat" (Ekaterinburg) ("EZhK"). EZhK is a Ekaterinburg-based fat and fat-based food producer. The purchase was made through acquisition of small blocks of shares from different third party investors. The intent of the purchase was to consolidate a greater block of shares from small blocks and to sell it at a substantial profit to a strategic investor in the near future. 8.05% of these shares were sold to related party OOO "Souzspezstroy" realizing profit of 61 thousand US dollars. As a result, at June 30, 2003 and 2002 the Company owned 19.19% of the equity of EZhK. The Company accounts for this investment at cost.

As of June 30, 2003, the entire portfolio of investments in EZhK held by the Company is classified as available for sale. The Company does not have or affect any significant influence over business activities of EZhK.

The investment in EZhK was sold on July 25, 2003 (see Note 19).

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at June 30, 2003 and 2002 (in thousands):

		2003		2002 (unaudited)
Land	$	429	$	429
Buildings		24,182		19,242
Machinery and equipment		53,397		58,456
Vehicles		2,862		2,912
Office equipment and other assets		2,125		1,431
Construction in progress		6,179		5,221
Less: accumulated depreciation		(59,522)		(62,548)
Total	$	29,652	$	25,143

In the second half of 2002, the Company entered into a financial lease agreement on production equipment. The net book value of the leased assets as of June 30, 2003 was 285 thousand US dollars (see Note 12).

10. ACCOUNTS PAYABLE

Accounts payable consisted of the following at June 30, 2003 and 2002 (in thousands):

		2003		2002 (unaudited)
Accounts payable – trade	$	16,141	$	13,437
Accrued interest		388		554
Other payables		1,034		947
Total	$	17,563	$	14,938

11. SHORT-TERM DEBT

Outstanding short-term credit facilities of the Group as of June 30, 2003 and 2002 consisted of the following (in thousands):

	Effective interest rate		2003		2002 (unaudited)
CITI bank (RUR)	23%	$	527	$	-
Business Bank (UZS)	29%		158		-
Bonds – first issue (RUR)	14%		157		-
Bonds – second issue (RUR)	14%		18,123		-
Current liability on financial lease (RUR)	13%		119		-
Other			-		7
Total		$	19,084	$	7

In 2001 and 2002 the Group made two bond issues. The face value of the first and the second issues were 100 RUR (3.33 US dollars) and 1,000 RUR (31.44 US dollars) respectively. The number of bonds issued was 51,340 and 550,000 respectively. The bonds were issued at face value. Coupon income on the bonds is accrued at the rate of 80% of the official Central Bank of the Russian Federation refinancing rate effective during the period and is paid quarterly.

The effective Central Bank of Russian Federation refinancing rate was as follows:

Date of coupon accrual	CB refinancing rate
January 1, 2002 – April 8, 2002	25%
April 9, 2002 – August 6, 2002	23%
August 7, 2002- February 16, 2002	21%
February 17, 2003 – June 20, 2003	18%
June 21, 2003 – June 30, 2003	16%

As of June 30, 2002 the maturity period of the bonds exceeded one year. Therefore, they were classified as long-term debt on the face of the Group's balance sheet (see Note 12). As of June 30, 2003 the maturity period of the bonds was shorter than one year, and they are shown as short-term on the face of the Group's balance sheet.

12. LONG-TERM DEBT

Long-term debt consisted of the following as of June 30, 2003 and 2002 (in thousands):

	2003	2002 (unaudited)
Uncollateralized corporate bonds		
Bonds – first issue (RUR)	$ -	$ 163
Bonds – second issue (RUR)	-	17,490
Bonds (UZS)	624	-
Total liability	624	17,653
Financial lease		
Long-term portion (RUR)	$ 166	$ -
Total long-term debt	**$ 790**	**$ 17,653**

In February 2003, the Group issued bonds in Uzbekistan. The face value of the issue was 10,000 UZS (10.4 US dollars). The number of bonds issued was 60,000. The bonds were issued at face value. Coupon interest accrues at the rate of 29% per annum and is paid quarterly.

In the second half of 2002 the Company entered into a financial lease agreement on production equipment with an implicit interest rate of 13% (see Note 9).

Future minimum lease payments due under non-cancelable leases at June 30, 2003 were (in thousands):

Financial lease commitments as lessee:	
Due within 12 months	$ 148
Due during the second year	124
Due during the third year	58
Total minimum lease payments:	330
Less amount, representing interest	(45)
Present value of minimum lease payments	$ 285

In 2003, the Group entered into a long-term credit line agreement with a related party (see Note 15) – the European Bank for Reconstruction and Development (EBRD). The total amount of credit line facilities to be provided under the contract is US dollars 20 mln. with an annual interest rate of LIBOR plus 4.5%. As of June 30, 2003 the Group had not used funds available under this credit-line agreement. The credit-line related expenses for the first half of the year 2003 were 2,276 thousand RUR (74 thousand US dollars).

13. TAXES

Total tax expense consisted of the following at June 30, 2003 and 2002 (in thousands):

	2003	2002 (unaudited)
Current tax expense	$ 4,374	$ 3,847
Deferred tax benefit	(463)	(1,520)
Total	**$ 3,911**	**$ 2,327**

The Group provides for current taxes based on statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from US GAAP. The Group was subject to a tax rate of 24% in Russia, 30% in Ukraine, and 26% in Uzbekistan in 2003 and 2002.

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax to the actual amount of tax expense recorded in the Group's statement of operations:

	2003	2002 (unaudited)
Income tax expense at statutory rates	$ 2,486	$ 1,259
Adjustments due to:		
Permanent differences	1,425	1,068
Income tax expense	$ **3,911**	$ **2,327**

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 2003 and 2002 are as follows (in thousands):

	2003	2002 (unaudited)
Current deferred tax assets:		
Accrued Expenses	$ 1,745	$ 818
Valuation of investments	(17)	-
Valuation of closing stock of work in progress and finished goods	102	(215)
	$ **1,830**	$ **603**
Non-current deferred tax assets/(liabilities):		
Valuation of non-current assets	239	133
Depreciation expense	(2,112)	85
	$ **(1,873)**	$ **218**

As more fully described in Note 2, starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. The amount of adjustment to deferred tax asset opening balance, resulting from the change in accounting policies was 2,264 thousand US dollars.

14. DISCONTINUED OPERATIONS

In June 2003 the Group management has decided to sell its 65% stake in a Ukrainian based subsidiary - JSC Alye Parusa. JSC Alye Parusa was engaged in production of a wide range of cosmetics brands that are sold on the Ukrainian market.

Major assets and liabilities of the subsidiary as of June 30, 2003 were as follows (in thousands):

Assets associated with discontinued operations:		2003
CURRENT ASSETS:		
Cash and cash equivalents	$	16
Accounts receivable, net		973
Advances to suppliers and prepaid expenses		178
Inventories		910
Taxes recoverable		72
Investments		3
Total current assets		2,152
PROPERTY, PLANT AND EQUIPMENT, net		529
INTANGIBLE ASSETS, net		11
Total assets associated with discontinued operations	$	2,692
Liabilities associated with discontinued operations:		
CURRENT LIABILITIES:		
Accounts payable	$	549
Short-term debt		104
Accrued liabilities		39
Taxes payable		89
Total current liabilities		781
LONG-TERM DEBT		446
Total liabilities associated with discontinued operations:	$	1,227

Revenues of the subsidiary for the six months ended June 30, 2003 were 2,223 thousand US dollars.

As of June 30, 2003 the amount of accounts payable due from JSC Alye Parusa to the rest of the Group was 3,045 thousand US dollars and accounts receivable of JSC Alye Parusa from the rest of the Group were 33 thousand US dollars.

The investment was sold to the subsidiary's chief operating officer on August 5, 2003 (see Note 19).

15. CAPITAL STOCK

As of June 30, 2003 and 2002 the Group had 8,364,908 and 9,020,701 (net of 655,793 treasury shares) authorised and issued ordinary shares at RUR 70 per share.

At the end of 2002 the Company eliminated 655,793 treasury shares. The excess of the par value over purchase price of the treasury shares was written off to additional paid in capital.

As of June 30, 2003 dividends declared for 2002 in the amount of 16,730 thousand RUR (527 thousand US dollars) were paid in full.

The Company is owned 66.04% by an individual, 19.23% by EBRD and 14.73% by other shareholders as of 30 June 2003.

16. RELATED PARTY TRANSACTIONS

The Group has two parties related by means of common control – OOO "Soyuzspezstroy" and OOO "Stroykomplektmontazh".

Receivables from related parties as of June 30, 2003 and 2002 were as follows (in thousands):

	2003	2002 (unaudited)
OOO "Soyuzspezstroy"	$ 1,183	$ -
Total	**$ 1,183**	**$ -**

Payables to related parties as of June 30, 2003 and 2002 were as follows (in thousands):

	2003	2002 (unaudited)
OOO "Soyuzspezstroy"	$ 1,653	$ -
Total	**$ 1,653**	**$ -**

Sales to related parties for the six months ended June 30, 2003 and 2002 were as follows (in thousands):

	2003	2002 (unaudited)
OOO "Soyuzspezstroy"		
Sales of third party shares	$ 2	$ -
Total	**$ 2**	**$ -**

Purchases from related parties for the six months ended June 30, 2003 and 2002 were as follows (in thousands):

	2003	2002 (unaudited)
OOO "Soyuzspezstroy"		
Purchase of services	$ 1,525	$ -
Total	**$ 1,525**	**$ -**

17. POST RETIREMENT BENEFITS

Employees of the Group are beneficiaries of state-administered defined contribution pension programs. The Group remits a required percentage of the aggregate employees' salaries to the statutory Pension Funds. As at June 30, 2003 and 2002 the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

18. COMMITMENTS AND CONTINGENCIES

Operating environment – The Group's principal business activities are within the Russian Federation and CIS countries. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Group's assets and operations could be at risk due to negative changes in the political and business environment.

Tax environment – Due to the presence in Russian, Ukrainian and Uzbek commercial legislation, and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment on business activities, if a particular treatment based on Management's judgment of the Group's business activities was to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Tax years remain open to review by the tax authorities for three years.

19. SUBSEQUENT EVENTS

On July 25, 2003 the Group sold its investment in EzhK with a cost of 1,610 thousand US dollars to a third party for 87,327 thousand RUR (2,828 thousand US dollars).

On August 5, 2003 the Group sold its 65% investment in Alye Parusa for 1,121 thousand RUR (37 thousand US dollars) to the Chief Executive officer of the subsidiary.

The Group declared interim dividends for the period of six months ended June 30, 2003 in the amount of 16,730 thousand RUR (551 thousand US dollars).

OAO Concern "Kalina" and subsidiaries

Independent Auditors' Report

Consolidated Financial Statements
Six Months Ended June 30, 2004 and 2003

OAO CONCERN "KALINA" AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of OAO Concern "Kalina":

We have audited the accompanying consolidated balance sheets of OAO Concern "Kalina" and subsidiaries (the "Group") as of June 30, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of June 30, 2004 and 2003, and the results of its operations and cash flows for the six months then ended, in conformity with accounting principles generally accepted in the United States of America.

September 23, 2004

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003
(in US dollars and in thousands)

	Notes	2004	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	3	$ 29,496	$ 3,082
Accounts receivable, net	4	9,815	11,415
Advances to suppliers and prepaid expenses	5	10,652	13,969
Inventories, net	6	33,518	36,670
Taxes recoverable	7	10,112	10,624
Investments	8	2,736	1,782
Assets associated with discontinued operations	14	7,745	9,402
Deferred tax asset	13	2,645	1,830
Total current assets		106,719	88,774
PROPERTY, PLANT AND EQUIPMENT, net	9	32,506	26,649
INTANGIBLE ASSETS, net		482	119
TOTAL ASSETS		$ 139,707	$ 115,542
COMMITMENTS AND CONTINGENCIES	18	-	-
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	10	$ 12,959	$ 16,514
Short-term debt	11	1,772	18,926
Accrued liabilities		58	215
Taxes payable	7	2,859	3,748
Liabilities associated with discontinued operations	14	9,976	8,926
Total current liabilities		27,624	48,329
LONG-TERM DEBT	12	4,752	166
NON-CURRENT TAXES PAYABLE	7	3,935	3,766
NON-CURRENT DEFERRED TAX LIABILITY	13	2,016	1,873
Total liabilities		38,327	54,134
STOCKHOLDERS' EQUITY:			
Capital stock	15	23,596	20,243
Additional paid in capital		24,203	1,233
Retained earnings		53,581	39,932
Total stockholders' equity		101,380	61,408
TOTAL LIABILITIES AND STOCKOLDERS' EQUITY		$ 139,707	$ 115,542

See notes to the consolidated financial statements on pages 6-17

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(in US dollars and in thousands)

	Notes		2004	2003
NET SALES		$	91,245	76,781
COST OF SALES			46,005	42,740
GROSS PROFIT			45,240	34,041
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES			29,232	20,819
OPERATING INCOME			16,008	13,222
OTHER INCOME/(EXPENSES):				
Interest expense, net			(493)	(1,780)
Foreign currency exchange (losses)/gains, net			(834)	239
Tax fines and penalties gains	7		-	726
Other expenses, net			(1,819)	(1,047)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE			12,862	11,360
INCOME TAX EXPENSE	13		3,874	3,874
NET INCOME FROM CONTINUING OPERATIONS			8,988	7,486
DISCONTINUED OPERATIONS				
Loss from operations of subsidiary JSC Alye Parusa	14		-	238
Loss from operations of subsidiary JSC Pallada Vostok	14		385	800
NET INCOME		$	8,603	6,448

See notes to the consolidated financial statements on pages 6-17.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(in US dollars and in thousands)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 8,603	$ 6,448
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,016	888
Gain on disposal of property, plant and equipment	(11)	(258)
Deferred tax benefit	(146)	(463)
Interest expense, net	493	1,780
Changes in operating assets and liabilities:		
Accounts receivable, net	3,215	6,261
Accounts payable and accruals	(2,493)	(3,760)
Inventories, net	2,453	1,021
Advances to suppliers and prepaid expenses	2,342	(2,390)
Taxes receivable	1,617	(647)
Taxes payable	(1,223)	(2,712)
Discontinued operations	381	1,363
Interest paid	(439)	(1,916)
Net cash provided by operating activities	15,808	5,615
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant, equipment and intangible assets	(4,926)	(979)
Proceeds from sale of property, plant and equipment	41	692
Proceeds from sale of securities	956	-
Net cash used in investing activities	(3,929)	(287)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term debt	17,325	3,611
Repayment of short-term debt	(37,932)	(6,598)
Proceeds from bond issue	6,000	-
Cash payments for outstanding financial lease liability	(118)	(23)
Proceeds from stock issue	26,323	-
Dividends declared and paid	(1,585)	-
Foreign exchange on opening cash balance	(113)	34
Net cash provided by/(used in) financing activities	9,900	(2,976)
NET INCREASE IN CASH AND CASH EQUIVALENTS	21,779	2,352
CASH AND CASH EQUIVALENTS, beginning of period	7,717	730
CASH AND CASH EQUIVALENTS, end of period	$ 29,496	$ 3,082
CASH PAID DURING THE PERIOD FOR:		
Income tax	3,516	6,791

See notes to the consolidated financial statements on pages 6-17.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(in US dollars and in thousands)

	Capital Stock	Additional Paid in Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance January 1, 2003	$ 20,243	$ 1,233	$ -	33,351	54,827
Translation adjustment	-	-	2,397	-	2,397
Income tax effect of changes in functional currency	-	-	(2,264)	-	(2,264)
Net income	-	-	-	6,448	6,448
Balance June 30, 2003	$ 20,243	$ 1,233	$ 133	39,799	61,408
Translation adjustment	-	-	1,905	-	1,905
Income tax effect of changes in functional currency	-	-	103	-	103
Net income	-	-	-	4,342	4,342
Dividends	-	-	-	(568)	(568)
Balance January 1, 2004	$ 20,243	1,233	2,141	43,573	67,190
Translation adjustment	-	-	849	-	849
Net income	-	-	-	8,603	8,603
Dividends	-	-	-	(1,585)	(1,585)
New stock issue	3,353	22,970	-	-	26,323
Balance June 30, 2004	$ 23,596	24,203	2,990	50,591	101,380

See notes to the consolidated financial statements on pages 6-17.

1. DESCRIPTION OF BUSINESS

OAO Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OAO "Uralskiye Samotsveti" under the laws of the Russian Federation ("RF") and renamed OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company and its subsidiaries (hereinafter referred to jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary")

Operating subsidiary	Share of ownership	Place of incorporation	Principal activity
JSC Pallada Vostok	100%	Uzbekistan	Manufacturing
JSC Lola Atir Upa	56%	Uzbekistan	Manufacturing
JSC Pallada Ukraina	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B.V.	100%	Netherlands	Trading
Kosmetik und Rasierwaren Solingen GmbH	100%	Germany	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture and sell a wide range of perfume, cosmetics and household products in CIS countries.

In June and December 2003 the Group management made a decision to dispose of its 65% share in JSC Alye Parusa (Ukrain) and its wholly owned subsidiary JSC Pallada Vostok (Uzbekistan) respectively, therefore their assets, liabilities as well as cash flows and financial results for the reporting periods ended June 30, 2004 and 2003 are presented as assets, liabilities, cash flows and financial results associated with discontinued operations (Notes 14 and 19).

During 6 months ended June 30, 2004 the Group exchanged its 100% share in JSC Torzhok (Ukraine) for a 12.17% stake in the construction contract development company, LLC KIT-Capital, incorporated in Russa (Note 8).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The accounts of the Company are prepared in accordance with Russian Federation accounting laws and accounting regulations in Russian roubles ("RUR") and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP"). The accounts of the Operating Subsidiaries are prepared in accordance with local laws and accounting regulations and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP").

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its operating subsidiaries after the elimination of significant intercompany transactions and balances.

Business Combinations – For business combinations that have been accounted for under the purchase method of accounting, the financial statements of the Company include the results of operations of the acquired businesses from the date of acquisition. The excess of the fair value of identifiable tangible and intangible net assets acquired over the purchase price (negative goodwill) is used to reduce the fair value of long-term non-monetary assets acquired.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk – Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The carrying amount of financial instruments, including cash and cash equivalents and short-term obligations, approximates fair value due to the short-term maturity of the instruments.

Foreign Currency Translation – The Group follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation". Starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. Management has determined that for the fiscal year beginning January 1, 2003, the functional currency of the Group is the Russian rouble. Accordingly, US dollar amounts were translated into Russian roubles at the exchange rate current at January 1, 2003. These amounts became the new accounting basis for non-monetary assets and liabilities.

The Group retained the US dollar as its reporting currency and translated its functional currency financial statements into US dollars. Assets and liabilities are translated at period-end exchange rates, while income and expense items are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income (loss).

The Russian rouble (RUR), Uzbek soum (UZS) and Ukrainian hrivna (UAH) are not fully convertible currencies outside the territory of the RF, Uzbekistan and Ukraine, respectively. The translation of rouble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its Operating Subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official rates of exchange were as follows:

Exchange rate	**As of June 30, 2004**	**Average for six months ended June 30, 2004**	**As of June 30, 2003**	**Average for six months ended June 30, 2003**
Russian rouble / US dollar	29.03	28.76	30.34	31.26
Uzbek soum / US dollar	1,020.00	1,000.20	975.30	972.44
Ukrainian hrivna / US dollar	5.32	5.33	5.33	5.33

Cash and Cash Equivalents – Includes cash on hand and bank deposits. Cash equivalents include financial instruments with a maturity of less than ninety days when purchased.

Accounts Receivable – Accounts receivable are stated at their net realizable value after deducting a provision for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Investments – Investments in marketable securities consist primarily of "not trading" securities and, accordingly, are carried on the balance sheet at cost.

Inventories – Inventories are stated at the lower of cost, determined by the first-in first-out method for raw materials and weighted average for finished goods, or market value.

Property, Plant and Equipment – Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred. Significant renewals and betterment, that extend an asset's estimated useful life, are capitalized.

The overall useful economic lives of the assets for depreciation purposes are as follows:

Description	Useful Life (years)
Buildings	50
Machinery and equipment	10-15
Vehicles	5
Office equipment and other assets	5

Property, plant and equipment held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may have been impaired. Management considers that no impairment has occurred relating to the Group's investments in property, plant and equipment as of June 30, 2004.

Sales Recognition – Sales are recognized when products are shipped to the customer, net of discounts.

Income Taxes – Income taxes payable have been computed in accordance with the laws of the Russian Federation, Ukraine and Uzbekistan. The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

Borrowing Costs – The Group expenses interest on borrowings as incurred. Debt issue costs are amortized to expense over the term to maturity.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
Cash on hand – RUR	$ 23	$ -
Cash in bank – RUR accounts	2,078	696
Cash in bank – US dollar accounts	26,659	26
Bank deposits – RUR accounts	476	2,158
Other - US dollar, UAH accounts	260	202
Total	$ 29,496	$ 3,082

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
Accounts receivable – trade	$ 10,223	$ 10,002
Other accounts receivable	311	2,130
Bad debt allowance	(719)	(717)
Total	$ 9,815	$ 11,415

5. **ADVANCES TO SUPPLIERS AND PREPAID EXPENSES**

Advances to suppliers and prepaid expenses consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
Advances to suppliers	$ 10,078	$ 13,778
Prepaid expenses	574	191
Total	$ 10,652	$ 13,969

6. **INVENTORIES, NET**

Inventories consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
Raw materials	$ 23,030	$ 24,913
Work in process	534	668
Finished goods	12,204	13,625
Allowance for obsolescence	(2,250)	(2,536)
Total	$ 33,518	$ 36,670

7. **TAXES RECOVERABLE AND PAYABLE**

Current taxes recoverable consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
VAT	$ 9,459	$ 10,462
Other	653	162
Total	$ 10,112	$ 10,624

Current taxes payable consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
Income tax	$ 521	$ 885
Advertising tax	264	-
Other taxes	2,074	2,863
Total	$ 2,859	$ 3,748

Non-current taxes payable consist of fines and interest that have been contested with the tax authorities since 1998. The Company made accruals in respect of this liability that were based on information available to management as of the respective reporting date. The amounts accrued were 137 mln RUR (4,310 thousand US dollars), 115.6 mln RUR (3,677 thousand US dollars) and 69.9 mln RUR (2,319 thousand US dollars) as of December 31, 2002, June 30, 2002 and December 31, 2001 respectively.

In 2003, a restructuring agreement was signed with the tax authorities, which resolves the uncertainty as to the amount of the liability and established terms for its repayment. As a result the accrued liability has decreased in 2003 to 114.3 mln RUR (3,935 thousand US dollars) and remains at this level as of June 30, 2004. This liability is to be paid as follows (in thousands):

Due in 2006	$ 170
Due in 2007	983
Due in 2008	983
Due in 2009	983
Due in 2010	816
Total	$ 3,935

8. INVESTMENTS

Investments consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
Equity investments in JSC "Zhirovoi Kombinat" (Ekaterinburg) (EZhK) – 19.19%	$ -	$ 1,610
Equity investments in LLC KIT-Capital – 12.17%	2,736	-
Other short-term investments	-	172
Total	$ 2,736	$ 1,782

During 2001, the Company acquired 27.24% of JSC "Zhirovoi Kombinat" (Ekaterinburg) ("EZhK"). EZhK is a Ekaterinburg-based fat and fat-based food producer. The purchase was made through acquisition of small blocks of shares from different third party investors. The intent of the purchase was to consolidate a greater block of shares from small blocks and to sell it at a substantial profit to a strategic investor in the near future. 8.05% of these shares were sold to the related party OOO "Souzspezstroy" realizing a profit of 61 thousand US dollars. As a result, at June 30, 2003 the Company owned 19.19% of the equity of EZhK. The Company accounted for this investment at cost.

As of June 30, 2003, the entire portfolio of investments in EZhK held by the Company is classified as available for sale. The Company does not have or affect any significant influence over business activities of EZhK. The investment in EZhK was sold on July 25, 2003 to a third party for 3,972 thousand US dollars.

On April 26, 2004 Kalina increased the share capital of JSC Torzhok (a 100% subsidiary) by 75,183 thousand RUR (2,597 thousand USD) to 97,725 thousand RUR (3,305 thousand USD).

On June 30, 2004 the Group exchanged its share in JSC Torzhok for a 12.17% share in the construction project development company, LLC KIT-Capital (Note 1). The main activities of JSC Torzhok were construction works. During 2003 and 2004 the Subsidiary developed one construction site of trade-mall center in Nikolaev (Ukraine).

KIT-Capital is a construction site development company. The exchange of 100% stock in JSC Torzhok for 12.17% of KIT-Capital represents an exchange transaction of assets and in accordance with APB 29 "Accounting for Nonmonetary Transactions", Par. 22 is classified as an exchange of similar assets. The exchange transaction did not result in the recognition of any financial gain or loss in the financial statements of the Group.

The value of the new investment in LLC KIT-Capital is represented by the value of the monetary consideration transferred to JSC Torzhok as share capital contributions less any accumulated losses generated by the Subsidiary up to the date of the exchange transaction. The value thus formed is the cost of the new investment and is shown as such on the face of the consolidated balance sheet.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at June 30, 2004 and 2003 (in thousands):

		2004		2003
Land	$	449	$	429
Buildings		26,437		23,233
Machinery and equipment		52,161		51,143
Vehicles		2,853		2,862
Office equipment and other assets		1,784		1,869
Construction in progress		9,968		6,095
Less: accumulated depreciation		(61,146)		(58,982)
Total	$	32,506	$	26,649

In the second half of 2002, the Company entered into a financial lease agreement of production equipment. The net book value of the leased assets as of June 30, 2004 was 545 thousand US dollars (see Note 12).

10. ACCOUNTS PAYABLE

Accounts payable consisted of the following at June 30, 2004 and 2003 (in thousands):

		2004		2003
Accounts payable – trade	$	11,484	$	15,204
Accrued interest		-		388
Other payables		1,475		922
Total	$	12,959	$	16,514

11. SHORT-TERM DEBT

Outstanding short-term credit facilities of the Group as of June 30, 2004 and 2003 consisted of the following (in thousands):

	Effective interest rate	2004	2003
EBRD loan (USD)	6%	$ 1,332	$ -
Citibank loan (RUR)	23%	-	527
Bonds – first issue (RUR)	14%	-	157
Bonds – second issue (RUR)	14%	-	18,123
Financial lease			
Current portions of liability on financial lease (RUR)	13%	440	119
Total		$ 1,772	$ 18,926

In 2001 and 2002 the Group made two bond issues. The face value of the first and the second issues was 100 RUR (3.33 US dollars) and 1,000 RUR (31.44 US dollars) respectively. The number of bonds issued was 51,340 and 550,000 respectively. The bonds were issued at face value. Coupon income on the bonds is accrued at the rate of 80% of the official Central Bank of the Russian Federation refinancing rate effective during the period and is paid quarterly. Bonds of the first and the second issue were repaid on March 5, 2004 and February 2, 2004 respectively.

The effective Central Bank of Russian Federation refinancing rate was as follows:

Date of coupon accrual	CB refinancing rate
August 7, 2002- February 16, 2003	21%
February 17, 2003 – June 20, 2003	18%
June 21, 2003 – January 14, 2004	16%
January 15, 2004 – March 5, 2004	14%

Coupon income on the bonds of the second issue was accrued at the weighted average rate of return of the Bonds of the Ministry of Finance of Russian Federation (OFZ). The effective weighted average rate of return on OFZ was as follows:

Date of coupon accrual	Weighted average rate of return
November 13, 2002 – February 11, 2003	22%
February 12, 2003 – May 13, 2003	20%
May 14, 2003 – July 18, 2003	15%
July 19, 2003 – February 2, 2004	14%

As of June 30, 2003 the maturity period of the bonds was shorter than one year, and they are shown as short-term on the face of the Group's balance sheet.

12. LONG-TERM DEBT

Long-term debt consisted of the following as of June 30, 2004 and 2003 (in thousands):

	2004	2003
Loans		
EBRD (USD)	$ 4,668	$ -
Financial lease		
Long-term portion (RUR)	84	166
Total long-term debt	$ **4,752**	$ **166**

In the second half of 2002 the Company entered into a financial lease agreement of production equipment with an implicit interest rate of 13% (see Note 9).

Future minimum lease payments due under non-cancelable leases at June 30, 2004 were (in thousands):

Financial lease commitments as lessee:		
Due within 12 months	$	440
Due during the second year		80
Due during the third year		4
Total minimum lease payments:		524
Less amount, representing interest		(27)
Present value of minimum lease payments	$	497

In 2003, the Group entered into a long-term credit line agreement with a related party (Note 16) – the European Bank for Reconstruction and Development (EBRD). The total amount of credit line facilities to be provided under the contract is 20 mln. US dollars with an annual interest rate of LIBOR plus 4.5%. As of June 30, 2004 the Group had received 6,000 thousand USD of which 1,332 thousand USD is payable within 12 months commencing June 30, 2004 (Note 11).

13. TAXES

Total tax expense consisted of the following at June 30, 2004 and 2003 (in thousands):

	2004	2003
Current tax expense	$ 4,020	$ 4,374
Deferred tax benefit	(146)	(463)
Total	3,874	3,911
Current income tax expense of JSC "Pallada Vostok" shown as discontinued operations for 6 months ended June 30, 2003	-	(37)
Total	$ 3,874	$ 3,874

The Group provides for current taxes based on statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from US GAAP. The Group was subject to a tax rate of 24% in Russia, 30% in Ukraine, and 26% in Uzbekistan in 2003 and 2002.

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax to the actual amount of tax expense recorded in the Group's statement of operations:

		2004		2003
Income tax expense at statutory rates	$	2,994	$	2,477
Adjustments due to:				
Discontinued operations		10		9
Permanent differences		870		1,388
Income tax expense	$	3,874	$	3,874

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 2004 and 2003 are as follows (in thousands):

		2004		2003
Current deferred tax assets:				
Accrued expenses	$	2,769	$	1,745
Valuation of investments		-		(17)
Valuation of closing stock of work in progress and finished goods		(124)		102
	$	2,645	$	1,830
Non-current deferred tax assets/(liabilities):				
Valuation of non-current assets		12		239
Depreciation expense		(2,028)		(2,112)
	$	(2,016)	$	(1,873)

As more fully described in Note 2, starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. The amount of the adjustment to the deferred tax asset opening balance, resulting from the change in accounting policies was 2,161 thousand US dollars as of June 30, 2004.

14. DISCONTINUED OPERATIONS

Pallada Vostok (Uzbekistan)

In December 2003 Group management made a decision to dispose of its wholly owned subsidiary JSC Pallada Vostok based in Uzbekistan. The subsidiary was engaged in the production of a wide range of cosmetic brands sold on the Uzbekistan market.

Major assets and liabilities of the subsidiary as of June 30, 2004 and 2003 were as follows (in thousands)

		2004		2003
Assets associated with discontinued operations:				
CURRENT ASSETS:				
Cash and cash equivalents	$	85	$	556
Accounts receivable, net		1,162		413
Advances to suppliers and prepaid expenses		823		-
Inventories		2,811		2,694
Taxes recoverable		36		14
Investments		15		-
Total current assets		**4,932**		**3,677**
PROPERTY, PLANT AND EQUIPMENT, net		2,813		3,033
Total assets associated with discontinued operations	$	7,745	$	6,710

CURRENT LIABILITIES:		
Accounts payable	$ 8,418	$ 6,615
Short-term debt	361	158
Accrued liabilities	125	3
Taxes payable	208	154
Total current liabilities	9,112	6,930
LONG-TERM DEBT	729	624
MINORITY INTEREST	135	145
Total liabilities associated with discontinued operations:	$ 9,976	$ 7,699

At June 30, 2004 JSC Pallada Vostok was indebted to the rest of the Group in the amount of 5,934 thousand US dollars, represented by 2,042 thousand US dollars in trade payables and 3,524 US dollars received as advances from the rest of the Group.

Revenues (and net profits) of Pallada Vostok for the six months ended June 30, 2004 and 2003 were 2,252 (and 385) thousand dollars and 3,736 (and 800) thousand US dollars respectively (Note 19).

Alye Parusa (Ukraine)

In June 2003 the Group management decided to sell its 65% stake in a Ukrainian based subsidiary - JSC Alye Parusa. JSC Alye Parusa was engaged in the production of a wide range of cosmetics brands that are sold on the Ukrainian market.

Major assets and liabilities of the subsidiary as of June 30, 2003 were as follows (in thousands):

	2003
Assets associated with discontinued operations:	
CURRENT ASSETS:	
Cash and cash equivalents	$ 16
Accounts receivable, net	973
Advances to suppliers and prepaid expenses	178
Inventories	910
Taxes recoverable	72
Investments	3
Total current assets	2,152
PROPERTY, PLANT AND EQUIPMENT, net	529
INTANGIBLE ASSETS, net	11
Total assets associated with discontinued operations	$ 2,692
Liabilities associated with discontinued operations:	
CURRENT LIABILITIES:	
Accounts payable	$ 549
Short-term debt	104
Accrued liabilities	39
Taxes payable	89
Total current liabilities	781
LONG-TERM DEBT	446
Total liabilities associated with discontinued operations:	$ 1,227

Revenues (and net profit) of the subsidiary for the six months ended June 30, 2003 were 2,223 (and 238) thousand US dollars respectively.

As of June 30, 2003 the amount of accounts payable due from JSC Alye Parusa to the rest of the Group was 3,045 thousand US dollars and accounts receivable of JSC Alye Parusa from the rest of the Group were 33 thousand US dollars.

The investment was sold to the subsidiary's chief operating officer on August 5, 2003 realizing a loss of 1,682 US dollars.

15. CAPITAL STOCK

As of June 30, 2004 and 2003 the Group had 8,364,908 and 9,752,311 authorised and issued ordinary shares at RUR 70 per share.

In April 2004 the Group issued 1,387,403 new common shares at a par value of 70 RUR per share. Shares were placed at 525 RUR against shareholders pre-emptive rights and 550.62 RUR per share through a public offering.

As of June 30, 2004 dividends for the second half of 2003 in the amount of 46,007 thousand RUR (1,585 thousand US dollars) were declared and paid in full.

The Company is owned 50.18% by an individual, 10.67% by EBRD and 7.52% by Renaissance Securities (Cyprus) and 31.63% by other shareholders as of 30 June 2004.

16. RELATED PARTY TRANSACTIONS

The Group has a party related by means of common control – OOO "Soyuzspezstroy".

Receivables from related parties as of June 30, 2004 and 2003 were as follows (in thousands):

	2004	2003
OOO "Soyuzspezstroy"	$ -	$ 1,183
Total	$ -	$ **1,183**

Payables to related parties as of June 30, 2004 and 2003 were as follows (in thousands):

	2004	2003
OOO "Soyuzspezstroy"	$ 484	$ 1,653
Total	$ **484**	$ **1,653**

Sales to related parties for the six months ended June 30, 2004 and 2003 were as follows (in thousands):

	2004	2003
OOO "Soyuzspezstroy"		
Sales of third party shares	$ -	$ 2
Total	$ -	$ 2

Purchases from related parties for the six months ended June 30, 2003 and 2002 were as follows (in thousands):

	2004	2003
OOO "Soyuzspezstroy"		
Purchase of services	$ 92	$ 1,525
Total	$ 92	$ 1,525

17. POST RETIREMENT BENEFITS

Employees of the Group are beneficiaries of state-administered defined contribution pension programs. The Group remits a required percentage of the aggregate employees' salaries to the statutory Pension Funds. As at June 30, 2004 and 2003 the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

18. COMMITMENTS AND CONTINGENCIES

Operating Environment – The Group's principal business activities are within the Russian Federation and CIS countries. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Group's assets and operations could be at risk due to negative changes in the political and business environment.

Tax Environment – Due to the presence in Russian, Ukrainian and Uzbek commercial legislation, and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment on business activities, if a particular treatment based on Management's judgment of the Group's business activities was to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Tax years remain open to review by the tax authorities for three years.

19. SUBSEQUENT EVENTS

In June 2004 the Group ratified an agreement on sales of its shares in Pallada Vostok. The ownership rights are transferred upon final payment. Payments start in August 2004 (Note 14).

In August 2004 the Group declared interim dividends relating to 2004 of 3.75 RUR per common share.

Open Joint-Stock Company Concern "Kalina"

80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account
30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: argmail@kalina.org .

Dear shareholder:

Open joint-stock company Concern "Kalina" (former OJSC "Uralskie Samotsvety") invites you to participate in the General Shareholders' Meeting.

The General shareholders' meeting shall be held on April 25, 2003 at 11 a.m. at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina".

The list of shareholders with the right to participate in the meeting was made up as of March 28, 2003.

AGENDA:

1. Elections of the Audit Commission.
2. Results of the Company's work in 2002 and prospects for 2003. Approval of the year report, balance sheet, income statement, distribution of profits. Conclusion of the Audit Commission and the auditor.
3. Dividends payment by the results of work in 2002. Approval of dividends amount, order and terms of payment.
4. Elections of the Board of Directors.
5. Elections of the Revision Commission.
6. Approval of the Company's auditor.
7. Approval of the periodical for publishing the Company's year report.

Registration of participants of the meeting is from 10.00 a.m. till 10.50 a.m. on April 25, 2003. The shareholders shall bring their passports; representatives of shareholders shall bring their passports and powers of attorney appropriately drawn up.

You can get to know with the documents for the General Shareholders' Meeting at the place of the Company's location from April 5, 2003 from 11 a.m. till 1 p.m.

Additional information by telephone: + 7 3432 62-09-86.

Board of Directors

Open Joint-Stock Company Concern "Kalina"
80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account
30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: argmail@kalina.org .

Dear shareholder:

Open joint-stock company Concern "Kalina" (former OJSC "Uralskie Samotsvety") invites you to participate in the extraordinary General Shareholders' Meeting to be held in accordance with decision of the Company's Board of Directors dd. May 12, 2003.

The extraordinary General Shareholders' Meeting shall be held on July 15, 2003 at 11 a.m. at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina".

The list of shareholders with the right to participate in the meeting was made up as of May 13, 2003.

AGENDA:

1. Pre-schedule cancellation of powers of the Board of Directors.
2. Election of a new Board of Directors.

Registration of participants of the meeting is from 10.00 a.m. till 10.50 a.m. on July 15, 2003. The shareholders shall bring their passports; representatives of shareholders shall bring their passports and powers of attorney appropriately drawn up.

You can get to know with the documents for the General Shareholders' Meeting at the place of the Company's location from June 23, 2003 from 11 a.m. till 1 p.m.
Additional information by telephone: + 7 3432 62-26-85.

Board of Directors

Open Joint-Stock Company Concern "Kalina"
80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account 30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: argmail@kalina.org .

Dear shareholder:

Open Joint-Stock Company Concern "Kalina" (former OJSC "Uralskie Samotsvety") invites you to participate in the extraordinary General Shareholders' Meeting to be held in accordance with decision of the Company's Board of Directors dd. July 15, 2003.

The extraordinary General Shareholders' Meeting shall be held on August 25, 2003 at 4 p.m. at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina".

The list of shareholders with the right to participate in the meeting was made up as of July 21, 2003.

AGENDA:

1. Payment of interim dividends for the first half year of 2003.

Registration of participants of the meeting is from 3.00 p.m. till 3.50 p.m. on August 25, 2003. The shareholders shall bring their passports; representatives of shareholders shall bring their passports and powers of attorney appropriately drawn up.

You can get to know with the documents for the General Shareholders' Meeting at the place of the Company's location from August 1, 2003 from 11 am. till 1 p.m. Additional information by telephone: + 7 3432 62-26-85.

Board of Directors

Open Joint-Stock Company Concern "Kalina"

80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account 30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: argmail@kalina.org .

Notification of the Preemptive Right

Dear shareholder:

Open joint-stock Company Concern "KALINA" (former OJSC "Uralskie Samotsvety") informs you of possibility to exercise your preemptive right for acquisition of additional issue of the Company's ordinary non-documentary registered shares (date of state registration: October 21, 2003, state registration No. 1-05-30306-D-002D) (hereinafter referred to as "the shares").

Total amount of shares offered is 1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares.

Placement price to persons included into the list of persons with the preemptive right for shares acquisition is 600 Russian Rubles for one share.

Placement price for persons not included into the list of persons with the preemptive right for shares acquisition shall be defined by the Company's Board of Directors after the state registration of additional issue of the shares but not later than two (2) days before the date of Shares placement on the basis of analysis of preliminary demand for the shares from potential investors (by the results of applications of potential investors for additional shares acquisition), or, in cases stipulated in the laws of the Russian Federation, on the basis of conclusion of independent appraiser. Information of the Company's Board of Directors decision of the placement price for shares shall be published in the newspapers: *Vedomosti* and/or *Kommersant* and/or *Rossiyskaya Gazeta* within five (5) days from the date of decision of the Company's Board of Directors, and disclosed in other ways in the order stipulated in the standard acts of the Federal Committee of the Central Bank of Russia and in the Decision of Issue not later than the date of shares placement.

The Company's shareholders have the right to acquire the shares of issue in the amount proportionate to the amount of the Company's shares they hold as of the date of making up the list of persons with the preemptive right for the shares acquisition.

shareholder by the preemptive right shall be defined with the following formulae:

X = A * (1.387.403 / 8.364.908),

Where
X – is maximum amount of the shares of issue which can be acquired by a shareholder by the preemptive right:
A – is the amount of ordinary shares of OJSC Concern "Kalina" which a shareholder holds according to the data in the shareholders' register as of the date of making up the list of persons with the preemptive right for the shares of issue acquisition (September 23, 2003:
8,364,908 – is the amount of placed ordinary shares of OJSC Concern "Kalina" as of the date of making up the list of persons with the preemptive right for the shares of issue acquisition (September 23, 2003);
1,387,403 – is the amount of the issued shares being placed.

The date of making up the list of persons with the preemptive right for shares acquisition is September 23, 2003.

This preemptive right for acquisition of the Company's additional shares shall be valid within 45 days from the moment of this Notification submission. In case the Notification about the preemptive right was sent to the shareholders on different days this period of 45 days shall be counted from the date of submission of the last Notification about the preemptive right.

The Board of Directors of OJSC Concern "Kalina"

Chairman of the Board of Directors ***A.Yu. Petrov***

Open Joint-Stock Company Concern "Kalina"

80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account 30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: argmail@kalina.org .

Notification of the Preemptive Right

Dear shareholder:

Open joint-stock company Concern "KALINA" (former OJSC "Uralskie Samotsvety") informs you that on December 15, 2003 the Company's Board of Directors has altered its decision dd. October 22, 2003 of defining a placement price according to the preemptive right for acquisition of additional issue of the Company's ordinary non-documentary registered shares (date of state registration: October 21, 2003, state registration No. 1-05-30306-D-002D) (hereinafter referred to as "the shares").

Taking into account unfavorable economic situation in the financial markets of the Russian Federation the Company's Board of Directors has made a decision:

to cancel the decision of the Board of Directors of OJSC Concern "Kalina" dd. October 22, 2003 of defining a placement price according to the preemptive right for ordinary registered shares (state registration No. 1-05-30306-D-002D).

to return to this issue in future after favorable changes in financial markets; to define the selling price for the shares by preemptive right and to give the Company's shareholders the preemptive right for the second acquisition in the order specified by the decision of shares issue and Offering circular.

In case the following new decision on selling price definition by preemptive right and on giving the Company's shareholders the preemptive right for the second acquisition is not made, you will receive an appropriate notification.

You may obtain information on all the issues arising from this Notification at the Corporate Finances Department of OJSC Concern "Kalina" by telephone: +7 3432 62 26 85. Contact person: Dmitry A. Argunov, secretary of the Board of Directors of OJSC Concern "Kalina".

Board of Directors of OJSC Concern "KALINA"

A.Yu. Petrov, Chairman of the Board of Directors

Open Joint-Stock Company Concern "Kalina"

80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account 30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: D.Argunov@kalina.org .

Dear shareholder:
Open joint-stock company Concern "Kalina" (former OJSC "Uralskie Samotsvety") invites you to participate in the extraordinary General Shareholders' Meeting to be held in accordance with decision of the Company's Board of Directors dd. February 10, 2004.
The extraordinary General Shareholders' Meeting shall be held on March 15, 2004 at 9 a.m. at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina".
The list of shareholders with the right to participate in the meeting was made up as of February 11, 2004.

Agenda:

1. Approval of the revised edition of the Charter of OJSC Concern "KALINA"

Registration of participants of the meeting is from 8.30 a.m. until 8.50 a.m. on March 15, 2004 at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina". The shareholders shall bring their passports; representatives of shareholders shall bring their passports and powers of attorney appropriately drawn up. In case of the company violation of the registration order, you can apply to Alexander Yu. Petrov, Chairman of the Board of Directors of OJSC Concern "KALINA", or to Dmitry A. Argunov, secretary of the Board of Directors of OJSC Concern "KALINA"

You can get to know with the documents for the General Shareholders' Meeting at the place of the Company's location from February 24, 2004 from 11 a.m. till 1 p.m.

You can get additional information from Dmitry A. Argunov, secretary of the Board of Directors by telephone: + 7 3432 62-26-85.

Board of Directors

Open Joint-Stock Company Concern "Kalina"

80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account 30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: argmail@kalina.org .

Dear shareholder:

Open joint-stock company Concern "Kalina" (former OJSC "Uralskie Samotsvety") invites you to participate in the annual General Shareholders' Meeting to be held in accordance with decision of the Company's Board of Directors dd. March 15, 2004.

The annual General Shareholders' Meeting shall be held on April 18, 2004 at 9 a.m. at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina".

The list of shareholders with the right to participate in the meeting was made up as of March 15, 2004.

AGENDA:

1. Elections of the Audit Commission.
2. Results of the Company's work in 2003 and prospects for 2004. Approval of the year report, balance sheet, income statement, distribution of profits. Conclusion of the Audit Commission and the auditor.
3. Dividends payment by the results of work in 2003. Approval of dividends amount, order and terms of payment.
4. Elections of the Chief Executive Officer.
5. Elections of the Board of Directors.
6. Defining the remuneration to members of the Board of Directors.
7. Elections of the Revision Commission.
8. Approval of the Company's auditor.

Registration of the participants of the meeting is from 8.30 a.m. till 8.50 a.m. on March 15, 2004 at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina". The shareholders shall bring their passports; representatives of shareholders shall bring their passports and powers of attorney appropriately drawn up. In case of the company violation of the registration order, you can apply to Alexander Yu. Petrov, Chairman of the Board of Directors of OJSC Concern "KALINA", or to Dmitry A. Argunov, secretary of the Board of Directors of OJSC Concern "KALINA"

You can get to know with the documents for the General Shareholders' Meeting at the place of the Company's location from March 30, 2004 from 11 a.m. till 1 p.m.
You can get additional information from Dmitry A. Argunov, secretary of the Board of Directors by telephone: + 7 343 262-26-85.

Chairman of the Board of Directors ***A.Yu. Petrov***

Open Joint-Stock Company Concern "Kalina"

80, Komsomolskaya St., Yekaterinburg 620138 tel. 62-09-86, fax 62-22-32,
INN 6608000083 OKPO 00333859 OKONH 18131
Settlement account 40702810400100010698 at OJSC "Uralvneshtorgbank", Corr. account 30101810300000000780 BIK 046577780, Yekaterinburg, E-mail: argmail@kalina.org .

Dear shareholder:

Open joint-stock company Concern "Kalina" (former OJSC "Uralskie Samotsvety") invites you to participate in the extraordinary General Shareholders' Meeting to be held in accordance with decision of the Company's Board of Directors dd. June 8, 2004.

The extraordinary General Shareholders' Meeting shall be held on August 10, 2004 at 9 a.m. at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina".

The list of shareholders with the right to participate in the meeting was made up as of June 10, 2004.

Agenda:

1. Elections of the Board of Directors of OJSC Concern "Kalina"
2. Approval of dividends by the results of the fist half year of 2004.

Registration of participants of the meeting is from 8.30 a.m. until 8.50 a.m. on August 10, 2004 at 80 Komsomolskaya St., Yekaterinburg, OJSC Concern "Kalina". The shareholders shall bring their passports; representatives of shareholders shall bring their passports and powers of attorney appropriately drawn up. In case of the company violation of the registration order, you can apply to Alexander Yu. Petrov, Chairman of the Board of Directors of OJSC Concern "KALINA", or to Dmitry A. Argunov, secretary of the Board of Directors of OJSC Concern "KALINA"

You can get to know with the documents for the General Shareholders' Meeting at the place of the Company's location from July 11, 2004 from 11 a.m. till 1 p.m.

You can get additional information from Dmitry A. Argunov, secretary of the Board of Directors by telephone: + 7 343 262-26-85.

Board of Directors

On February 11, coupon on documentary interest-bearing bonds to bearer series 002 of OJSC Concern "Kalina" to be paid.

On February 11, 2003 OJSC Concern "Kalina" will pay coupon on documentary interest-bearing bonds to bearer series 002 for the fourth coupon period. The amount of payment per one bond shall be 55 rubles 90 kopecks.

Total number of bonds to which coupon was accrued – 550,000 bond with nominal value of 1000 rubles, i.e. 30,745,000 rubles.

Method of coupon payment will be Russian rubles, press department of OJSC Concern "Kalina" informs.

The amount of coupon on the said bonds series 002 of OJSC Concern "Kalina" as of the fifth coupon period (from February 11, 2003) shall be 19.56 percent per annum or 48 rubles 77 kopecks per one bond.

OJSC Concern "Kalina" made the second issue of bonds in February 2002. Total value of issue was 550,000,000 rubles, nominal value of each security was 1000 rubles. The period of circulation of bonds is 2 years with annual offer. The aim of the bonded debt issue is to obtain funds for retrofit and re-equipment of the Concern's enterprises and to buy enterprises of the industry. Variable coupon on bonds shall be paid quarterly.

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

February 3, 2003

Credit ratings of the Russian cosmetics producer OJSC Concern "Kalina" increased to "ruBBB-" according to the Russian scale

Standard & Poor's Ratings Services announced the increase of the credit rating of the borrower and credit rating of preferred unsecured bonds of the Russian largest cosmetics producer OJSC Concern "Kalina" from "ruBB+" to "ruBBB-" according to the Russian scale.
Rating increase reflects growth of the Russian cosmetics market as well as the Company's ability to hold its leading position in the market and increased liquidity supported by availability of long-term borrowed funds.
"Awarding a rating is based, in particular, on the assumption that the Company's sales will increase in accordance with the market growth rates and the floating capital will reduce by the results of the first half year of 2003. Standard & Poor's will watch the Company's sales and floating capital dynamics as well as features of all future acquisitions of the concern", Tatiana Kordyukova, credit analyst of Standard & Poor's, informs.
Growing competition from international cosmetics companies, increasing cost of advertising and increasing floating capital as well as currency risk resulting from the planned debt in US dollars, seasonality and unsteadiness of the cosmetics market negatively influence the credit rating.
OJSC Concern "Kalina" advantages include its continuous strong position in the market (in particular, it is a leader in skin care and mouth care products with 30 % and 19 % market share in quantities correspondingly), growing share of brand products, effective marketing, strategic orientation to medium price segment with some share of sales in low price category.
Nevertheless, growth of per capita income results in customers buying products of higher price segments, and this is the market where large international companies actively increase their presence. Competition is still a basic risk for the Company. At the same time ruble's position is becoming stronger resulting in gradual reduction of OJSC Concern "Kalina" advantages of lower labor costs and raw materials.
Kalina's susceptibility to changing needs in significant floating capital resulted in negative free funds flow in 2001-2002. Nevertheless, the need to spend considerable funds for increase of floating capital in 2002 was partly caused by short-term effect from delivery and sales system changing; in a long-term outlook such a system should optimize raw materials supply and shipments of finished products, to make needs in floating capital more manageable. Introduction of this system will allow react more quickly to demand changes in the market.
"Aggressive growth strategies and a need to finance floating capital and purchase of new facilities may lead Concern "Kalina" to increase of its debt burden. Though in 2002 the Company's policy in this sphere can be characterized as balanced; Standard & Poor's will watch any acquisition financed by debted funds", Ms. Kordyukoda added.
You can find information on all rating decisions at Ratings Direct (Credit and Analytical system of Standard & Poor's at www.ratingsdirect.com) or at Standard & Poor's site www.standardandpoors.com, in the section of Fixed Income choose Credit Ratings Actions. You can ask any questions at one of departments of rating information of Standard & Poor's: Moscow, +7 095 745-29-04; London, +44 207 847-74-00; Paris, +33 1 44-20-67-05; Frankfurt, +49 69 33-99-92-23; Stockholm, +46 8 440-59-16.

For more detailed information you van apply to:

Tatiana Kordyukova, Moscow +7 095 787-45-72
Elena Anankina, Moscow +7 095 787-45-73
e-mail addresses of analysts:
tatiana_kordyukova@standardandpoors.com
elena_anankina@standardandpoors.com

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org
February 4, 2003

Bonds of OJSC Concern "Kalina" included into the Quotation List "A" of MMVB of the first level

Bonds of OJSC Concern "Kalina" are among the most traded securities on MMVB. That is why bonds of OJSC Concern "Kalina" were included into the Quotation List "A" of MMVB of the first level from February 1, 2003.

Placement of documentary interest-bearing bonds to bearer series 002 of OJSC Concern "Kalina" (state registration No. 4-02-30306-D dd. 15.11.2001) was on February 12-13, 2002, on Moscow Interbank Currency Exchange (MMVB). Investment Company "Troika-Dialog" was an organizer and an underwriter of this issue. The volume of issue was 550,000,000 rubles.

In accordance with the decision about bonds' issue a possibility of pre-term repayment of bonds was provided at 100 % nominal value on February 11, 2003. Bondholders or nominal holders, authorized to submission of bonds for pre-term repayment, had the right to send a written application to the National Depositary Center for pre-term repayment of bonds in the period from January 13 to January 27, 2003. There were no applications for pre-tern repayment of bonds filed to NDC in the said period.

OJSC Concern "Kalina" is the Russian largest perfumery and cosmetics enterprise with turnover on 126,000,000 US dollars. Range of products includes more than 300 names among which are such well-know names as cosmetic series "Silver Line", ""Black Pearl", "Little Fairy", toothpaste "32 Norm" and a perfume "Angelika Varum".

***Troika-Dialog** is the oldest Russian investment company established in 1991, it is a recognized leader of the Russian stock market. The Company provides all kinds of services in the sphere of investments, brokerage services, assets management and consulting. The group includes headquarter in Moscow, extensive network of branches in the Russian regions and an office in New York.*

OJSC Concern "Kalina"	IC "Troika Dialog"
+ 7 3432 62 09 86	+7 095 258 0519
http://www.kalina.org	http://www.troika.ru

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

February 5, 2003

OJSC Concern "Kalina" to increase the amount of dividends as twice by the results of 2002 paying 2 rubles per one ordinary share with nominal value 70 rubles.

OJSC Concern "Kalina" pays dividends in the amount of 2 rubles per one ordinary share with nominal value 70 rubles. By the results of 2002 dividends will increase as twice in comparison with 2001. Total 16,729,816 rubles will be paid as dividends. The decision about it was made at the annual general shareholders' meeting of the Concern on April 25, 2003. The meeting also approved an annual report, balance sheet, profits and loss report for 2002, auditor's report, distribution of profits. Shareholders elected the new Board of Directors which included: Gorayev, Timur Rafkatovich, Chief Executive Officer of OJSC Concern "Kalina"; Geller, Nikolay Arkadievich, Development Director of OJSC Concern "Kalina"; Petrichenko, Elena Dmitrievna, Production director of OJSC Concern "Kalina"; Petrov, Alexander Yurievich, Director of Economics and Finance of OJSC Concern "Kalina"; Chuvatin, Valeriy Vadimovich, Director of Trade Policy of OJSC Concern "Kalina"; Johan Grietsen Vreeman, European Bank for Reconstruction and Development; Jan Dewijngaert, European Bank for Reconstruction and Development.

CJSC "Auditors' Center "Ural-Audit" was elected auditor of the Concern.

Charter capital of the Concern is 585,543,560 rubles; the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital. List of shareholders for participation in the meeting was made up according to the data in the register as of March 28, 2003. By the results of 2001 dividends were paid in the amount of 1 ruble per one ordinary share with nominal value 70 rubles. By the results of 2000 – 0.5 ruble.

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

April 28, 2003

Net profit of OJSC Concern "Kalina" by the results of 2002 is 470,847,000 rubles

Net profit of OJSC Concern "Kalina" by the results of 2002 was 470,847,000 rubles.
Main indicators of the Concern activity in 2002 (thousand of rubles):

	Year 2002	Year 2001
Proceeds from sales (less VAT, excises and similar compulsory payments)	3,909,195	3,632,903
Cost price of goods sold	2,105,743	2,144,191
Proceeds from sales	874,643	757,406
Income before taxes	640,486	620,855
Income tax	169,639	165,536
Net profit	470,847	455,319

Charter capital of the Concern is 585,543,560 rubles, the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital.
The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", OJSC "Alye Parusa" (Ukraine), "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

April 29, 2003

Net profit of OJSC Concern "Kalina" by the results of the first quarter of 2003 is 218,691 rubles

Net profit of OJSC Concern "Kalina" by the results of the first quarter of 2003 was 218,691 rubles, i.e. increased in 2.77 times in comparison with the same period of the previous year.
Main indicators of the Concern activity in 2002 (thousand of rubles):

	1st quarter of 2003	1st quarter of 2002
Proceeds from sales (less VAT, excises and similar compulsory payments)	1,317,539	962,376
Cost price of goods sold	660,008	594,369
Income before taxes	290,355	133,462
Income tax	71,664	54,645
Net profit	218,691	78,817

Charter capital of the Concern is 585,543,560 rubles, the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital.
The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", OJSC "Alye Parusa" (Ukraine), "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

May 5, 2003

OJSC Concern "Kalina" pays an income in the amount of 26,961,000 rubles for the fifth coupon period on 550,000 bonds of the second series with nominal value of 1000 rubles.

On May 13, 2003 OJSC Concern "Kalina" paid an income in the amount of 26,961,000 rubles for the fifth coupon period in 550,000 bonds series 002 with nominal value of 1000 rubles. Total amount of payment per one bond was 49.02 rubles.

Press department of the Concern informed that the income for the sixth coupon period, which starts today, will be 14.79 percent per annum, i.e. 36.87 rubles per one bond.

The period of circulation of the bonds is 728 calendar days from the moment of placing. The date of repayment is February 10, 2004. The bonds have 8 coupon periods. Variable coupons on bonds are paid quarterly and depend on the yield to maturity of corresponding OFZ. The dates of coupons payment shall be May 14, 2002, August 13, 2002, November 12, 2002, February 11, 2003, May 13, 2003, August 12, 2003, November 11, 2003, February 10, 2004. There was a possibility provided of pre-term repayment of bonds after one year from the date of placing. National Depositary Center received no requests of pre-term repayment during this period.

The decision about bonds issue was approved by the Board of Directors of OJSC Concern "Kalina" on September 28, 2001. On November 15, 2001 at its meeting Federal Commission of Securities Market of the RF registered this issue for February 12, 2002, underwriter – ZAO "Investment Company "Troika Dialog" – started placing bonds at the Moscow Interbank Currency Exchange (MMVB). The report on the results of the bonds issue was registered by FKZB at the meeting on March 1.

Previously OJSC Concern "Kalina" issued coupon bonds series 001 with variable coupon for the total amount of 70,000,000 rubles, the report on the results of placing was registered by FKZB at its meting on July 18, 2004. The period of bonds circulation series 001 is three years – till March 5, 2004. Variable coupon is paid quarterly and depends on the refunding rate. Perm Company "Avia-Trast-Invest" was appointed financial adviser and underwriter for the first bonds issue.

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

May 13, 2003

Extraordinary general shareholders' meeting of OJSC Concern "Kalina" to be held on July 15, 2003

The Board of Directors of OJSC Concern "Kalina" has made a decision to hold an extraordinary general shareholders' meeting on July 15, 2003. The date of making the list of shareholders with the right to participate in the shareholders' meeting was fixed as May 13, 2003.
The agenda includes the flowing issues:
1. Pre-term cancellation of powers of the Board of Directors;
2. Election of the new Board of Directors.

The following candidates to be entered into the list for secret ballot in the elections of the Board of Directors: Geller, Nikolay Arkadievich, Development Director of OJSC Concern "Kalina"; Gorayev, Timur Rafkatovich, Chief Executive Officer of OJSC Concern "Kalina"; Petrichenko, Elena Dmitrievna, Production director of OJSC Concern "Kalina"; Petrov, Alexander Yurievich, Director of Economics and Finance of OJSC Concern "Kalina"; Johan Grietsen Hendrik Vreeman, European Bank for Reconstruction and Development; Philippe Der Megreditchian, European Bank for Reconstruction and Development; Jan Dewijngaert, European Bank for Reconstruction and Development.

The decision on this issue was made unanimously.
You can receive additional information from Sergey Kazantsev, press-secretary of Concern "Kalina" by tel./fax: + 7 3432 65-83-06, e-mail: pressa@kalina.org
May 15, 2003

Igor Kutuzov appointed director for technological policy of OJSC Concern "Kalina"

Igor Kutuzov was appointed director for technological policy of OJSC Concern "Kalina". Oleg Starovoitov, who occupied this position earlier, found another job outside the Company.
Igor Valerievich Kutuzov was born on December 29, 1967 in the town of Magnitogorsk of the Chelyabinsk Oblast. Graduated from Ural State Technical University and Moscow Economic and Statistics Institute. Worked as a commercial director of CJSC "Tekhservis" and as a head of currency department of a commercial bank in Nefteugansk. In 1998 he moved to Yekaterinburg and worked as a senior economist in the branch of "Most-Bank" and senior expert in the branch of "Gasprombank". In 2001 he was appointed vice-director for commodity group of OJSC of Concern "Kalina".

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org
May 16, 2003

OJSC Concern "Kalina" announces a competition "Buy MIA – drive KIA!"

OJSC Concern "Kalina" announces a competition "Buy MIA – drive KIA!" First prize is KIA RIA car. The competition is held in Moscow from May 15 until June 29, 2003. To become a participant of the competition you should buy not less than three products of MIA in shops taking part in the program, get a questionnaire of the participant, fill it in and put it with the receipt for these products to the special box with MIA logo. You can get to know addresses and service hours of places where you can fill in an application by MIA hot-line +7 095 505-67-35. All details you can find at www.kalina.org

Winner will be determined before July 15, 2003. All participants of the competition will receive instant prizes from MIA: brand cosmetic bags MIA and notebooks MIA!

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

May 19, 2003

Concern "Kalina" among two hundred largest companies of Russia by market value

Concern "Kalina" is among two hundred largest companies of Russia by market value; it ranks 64. An economic weekly "Kommersant-Dengi" has carried out the sixth annual research. Commercial value of the Concern was estimated as $ 119,910,000.
There are six more enterprises of the Sverdlovsk Oblast in the rating: NTMK (49th - $ 190,930,000); Sverdlovenergo (59th – $ 133,370,000); VSMPO (66th – $ 116,880,000); Seversk Pipe Plant (107th - $ 48,130,000); Uralelektromed (116th - $ 39,050,000); Pervouralsk Novotrubny Plant (140th - $ 24,580,000).
Concern "Kalina" is the Russian largest perfumery and cosmetics enterprise.
Charter capital of the Concern is 585,543,560 rubles; the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital.
The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)
You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org
August 26, 2003

OJSC Concern "Kalina" declares the results of the competition among its employees for "The Best in Profession"

Concern "Kalina" “Калина” declared the results of the competition among its employees for "The Best in Profession". 16 best employees were granted with a week vacation in Turkey from the 3rd to 10th October. The title of "The Best in Profession of Finished Products" was given to N. Semenova, engine driver of packaging and weighing machines; "The Best Machine Operator" – to N. Naumkina, maker of cosmetics mixtures; "The Best Storekeeper" – to L. Komtelova, senior storekeeper; "The Best Adjuster" – to adjusters D. Vlasenko and A. Blednov; "The Best Improver" – to E. Turovskaya, cleaner of production premises; "The Best Loader" – to loaders B. Shikhov and A. Bogatyrev; "The Best Security Officer" – to S. Barashkov, security officer; "The Best ATC Worker" – to A. Ivlev, forwarding driver; "The Best PSC Employee" – to T. Solovieva, boiler-room operator; "The Best RMC Worker" – to L. Demin, turner and tool man; "The Best Canteen Worker" – to T. Mikheeva, confectioner; "The Best Control Equipment Worker" – to A.V. Mironov, control equipment adjuster.

For participation in the competition employees were to work at the enterprise not less than 3 years and have no violations of internal regulations in the 2nd and 3rd quarters.

Concern "Kalina" is the Russian largest perfumery and cosmetics enterprise.

Charter capital of the Concern is 585,543,560 rubles; the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital.

The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

September 1, 2003

On September 4, 2003, OJSC Concern "Kalina" to pay coupon on bonds series 002.

On September 4, 2003, OJSC Concern "Kalina" will pay coupon on registered non-documentary coupon bonds series 001 for the tenth coupon period.
The amount of payment per one bond shall be 3 rubles 26 kopecks.
Total number of bonds to which coupon was accrued – 47,540 bonds with nominal value of 100 rubles, i.e. 154,980 rubles 40 kopecks.
Method of coupon payment and repayment will be made in Russian rubles.
OJSC Concern "Kalina" placed its bonds series 001 in the amount of 70,000,000 rubles in March, 2001. The period of bonds circulation is 1095 days (3 years). The date of repayment is March 6, 2004. The bonds have variable coupons depending on the refunding rate. The coupons are paid quarterly.
Concern "Kalina" is the Russian largest perfumery and cosmetics enterprise.
Charter capital of the Concern is 585,543,560 rubles; the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital.
The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)
You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

September 2, 2003

Concern "Kalina" to increase its charter capital by issue of additional shares

The Board of Directors of OJSC Concern "Kalina" has made a decision to increase its charter capital by issue of additional shares with nominal value 70 rubles each in the quantity of 1,387,403 shares. Taking into account that as of September 23, 2003 charter capital of the Company consisted of 8,364,908 ordinary registered shares with nominal value 70 each which is 585,543,560 rubles; after the increase in the order stipulated in the present decision the charter capital of the Company will consist of 9,752,311 ordinary registered shares with nominal value 70 rubles each and will be 682,661,770 rubles. Form of issue of additional shares is ordinary registered non-documentary shares. Basic conditions of additional shares placement: public offering in the order established by the decision of shares issue and offering circular; period of placement to persons included into the list of persons with the preemptive right for shares acquisition as well as the period of shares placement by public offering to the third parties shall be defined by decision of the Company's Board of Directors within 10 calendar days after the date of state registration of additional issue of shares, placement price shall be defined by the Company's Board of Directors within the period from the date of state registration of additional issue of shares but not later than two days before the date of shares placement on the basic of analysis of preliminary demand for the shares from potential investors (by the results of applications of potential investors for additional shares acquisition), and evaluation of the market price for shares (including the conclusion of an independent appraiser); price of shares placement to persons included into the list of persons with the preemptive right for shares acquisition shall be defined by the Company's Board of Directors within 10 days from the date of state registration of additional issue of shares; additional shares shall be paid in Russian rubles or in foreign currency in full in accordance with the decision of shares issue and offering circular.

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org
September 26, 2003

Additional issue of shares and offering circular of OJSC Concern "Kalina" registered by FKZB

Additional issue of shares and an offering circular of OJSC Concern "Kalina" were registered on October 21, 2003 by the Federal Commission of Securities Market of the Russian Federation. State registration number of the issue (additional issue) of the securities is 1-05-30306-D-002D. Kind, category (type), series and other identification features of the securities: ordinary registered non-documentary shares. The quantity of the securities offered is 1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares. Nominal value of each securities offered is 70 (seventy) rubles. The volume of issue (additional issue) of the securities at nominal value is 97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles. Method of securities placement: public offering. There is a preemptive right for the issued securities acquisition for the issuer's shareholders. In three days from the date of state registration of shares issue all interested persons can get to know the decision of issue and offering circular. Offering circular was signed by the financial consultant in the stock market – OJSC "Federal Stock Corporation". The date of placement starting and placement price of securities of the present additional issue shall be fixed by the Board of Directors. And the placement cannot be started earlier than two weeks from the date of the announcement of state registration of securities issue.

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel//fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

October 22, 2003

The Board of Directors of OJSC Concern "Kalina" defines the price of placing the shares for persons with the preemptive right for acquisition of securities of additional issue

On October 22, 2003 the Board of Directors of OJSC Concern "Kalina" defined the price of placing the shares for persons with the preemptive right for acquisition of securities of additional issue as 600 rubles. Payment of shares is made in Russian rubles or in foreign currency in full.
Additional issue of shares and offering circular of OJSC Concern "Kalina" was registered on October 21, 2003 by the Federal Commission of Securities Market of the Russian Federation under No. 1-05-30306-D-002D. 1,387,403 (one million three hundred eighty-seven thousand and four hundred and three) ordinary registered non-documentary shares will be placed. Nominal value of each placed security is 70 (seventy) rubles. The amount of issue (additional issue) of securities at nominal value is 97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles. Method of securities placement: public offering. There is a preemptive right of acquisition of the securities for the Issuer's shareholders.
You can obtain additional information from Sergey Kazantsev, press-secretary of Concern "Kalina", by tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

October 22, 2003

OJSC Concern "Kalina" publishes its US GAAP consolidated financial results for the first half-year of 2003 and its financial statements according to Russian standards for 9 months of 2003

November 10, 2003. Today one of the Russian largest perfumery and cosmetics producers Concern "Kalina" declared its US GAAP financial results for the first half-year of 2003. Deloitte & Touche company carried out audit of consolidated financial reports according to US GAAP standards. Sales and net profits of the Company by the results of the first half-year of 2003 were 80,500,000 US dollars and 6,400,000 US dollars correspondingly. In comparison with the same period of the previous year sales of the Concern increased by 28.2 percent and net profits – by 120.9 percent.
For the first time the Company declares its consolidated financial reports for half-year (previously the Concern published the US GAAP reports on 2000-2002). This step is to increase the level of corporate management and transparency of the Company.

Below you can see finance indicators of the Company's activity for the first half year of 2003 in comparison with the same period of 2002. Full texts of independent auditor's report and US GAAP consolidated financial reports of the Company you can find at the Company's web-site: www.kalina.org.

Basic finance indicator by the results of the first half-year of 2003 (US GAAP)

Million US dollars	6 months of 2003	6 months of 2002	Changes, in %
Sales	80,5	62,8	+28,2%
Gross profit	35,1	25,0	+40,6%
in percents to sales, %	*43,6%*	*39,8%*	-
Commercial and administration expense	(22,1)	(13,4)	+65,2%
Operating profits	13,0	11,6	+12,2%
in percents to sales, %	*16,2%*	*18,5%*	-
Other profits (expenses)	(2,4)	(6,3)	-61,7%
Profits before dissolution of business, taxes and share of minority shareholders	10,6	5,2	+102,6%
Net income	6,4	2,9	+120,9%
in percents to sales, %	*8,0%*	*4,5%*	-
EBITDA*	14,1	12,6	+11,7%
in percents to sales, %	*17,5%*	*20,1%*	-

* EBITDA – earnings before income tax, deprecation and amortization.

Continued growth of the Company's profits is connected both with growth of the Russian perfumery and cosmetics market as a whole and with growth of the Company's share in key sectors. According to AC Nielsen the Concern's share on the basis of quantities in the skin care market increased from 28 % in February-March 2002 to 34.4 % in May-June 2003. Growth of profits was also influenced by growth of prices for the Company's products which became possible due to brand strengthening, growth of trade marks recognition and customers' loyalty to the Concern's products.

The sales structure of the Company continues to change towards increase of share of high-profitable products of medium and high price segment which resulted in average increase of sales profitability to 43.6 % during the first half-year of 2003 in comparison with 39.8 % in the same period of the previous year.
Net income of the Concern increased by 120.9 % in comparison with the same period of 2002 as a result of increase in operating profits by 12.2 % and reduction of "other expenses" by 61.7 %. In particular losses connected with difference in exchange rates reduced sufficiently.
From the beginning of 2002 the Company started introduction of Supply Chain Management, which was successfully completed by the end of 2002. Changes in stock-taking to more conservative has influenced the amount of proceeds from sales, given in the reports on 2002. It was a reason for relatively low proceeds dynamics in 2002 in comparison with 2001. Sales dynamics for the first half-year of 2003 reflected a real situation of the Company's sales growth.
Today the Company also declared the results of its activity for 9 months of 2003 calculated in accordance with the Russian standards of accounting.
Basic indicators of non-consolidated not-audited Russian financial statements for 9 months of 2003 are given below:

Million rubles	9 months of 2003	9 months of 2002	Changes, %
Proceeds (net) from sales	**4,845,444**	**3,909,195**	**+23,95**
Gross profit	**2,226,080**	**1,803,452**	**+23,43**
in percents to sales, %	***45,94%***	***46,13%***	
Profit on sales	**985,302**	**874,643**	**+12,65**
in percents to sales, %	***20,33%***	***22,37%***	
Profit before taxes	**774,917**	**640,486**	**+20,99**
in percents to sales, %	***15,99%***	***16,38%***	
Income tax	**177,127**	**169,639**	**+4,41**
Net income	**590,503**	**470,847**	**+25,41**
in percents to sales, %	***12,19%***	***12,04%***	
Assets	**3,503**	**3,223**	**+8,7**
Own funds	2,409	1,823	+32,2
Non-current assets	624	648	-3,6
Net current assets	**2,340**	**1,730**	**+35,2**
Financial liabilities, including:			
bank loans	0	112	-
bonded debts	555	555	-0,1

Company's business is highly seasonal by tradition. For instance, in 2002 sales for the first nine months were 71 % of year sales, and operating profits and net profits for 9 months of 2002 were 60 % and 54 % of the amount of similar annual indicators correspondingly.

Information about the Company: OJSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Basic brands of the Company are: "Black Pearl", "Clean Line", and "MIA" in skin care products; "32" and "Forest Balsam" in mouth care products; "Angelika Varum" in perfumery products.
The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), as well as OJSC "Lola atir Upa" (Uzbekistan) and Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

Attention, please!

The present announcement is for distribution exclusively among persons who can receive it legally when the Company does not fall under article 21(1) of the Law on Financial Services and Markets 2000. The present press release is not an offering circular in the USA. The securities cannot be sold in the USA without registration or release from registration under the Law of the US Securities 1933 with amendments. KALINA is not going to register any part of the offering circular in the USA or carry out public offering of securities in the USA. Any offering of securities in the USA shall be carried out only by memorandum of offering circular which shall indicate detailed information about the Company and its management as well as financial reports. The present announcement cannot be copied and the copies cannot be sent and or distributed in Canada and Japan.

OJSC Concern "Kalina" pays an eleventh coupon on bonds series 001

On December 4, 2003, OJSC Concern "Kalina" paid an eleventh coupon on registered non-documentary coupon bonds series 001 in the amount of 151,652 rubles 60 kopecks, the Company's press department informs.
One bond with nominal value 100 rubles accrued 3 rubles 19 kopecks.
Total number of bonds to which coupon was accrued – 47,540 bonds with nominal value of 100 rubles. Method of coupon payment and repayment will be Russian rubles.
OJSC Concern "Kalina" placed its bonds series 001 in the amount of 70,000,000 rubles in March, 2001. The period of bonds circulation is 1095 days (3 years). The date of repayment is March 6, 2004. The bonds have variable coupons depending on the refunding rate. The coupons are paid quarterly.
Concern "Kalina" is the Russian largest perfumery and cosmetics enterprise.
Charter capital of the Concern is 585,543,560 rubles; the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital.
The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)
You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

December 4, 2003

"Clean Line" Laboratory announces a competition

"Clean Line" Laboratory announced a competition for financial support (grant) for scientific researches in the spheres of study and protection of Russian simples; study of new means of use of Russian simples in cosmetics.

Basic aim of the competition is to support researches in study and protection of simples in different regions of Russia, to develop practical usage of useful qualities of extracts from Russian simples in cosmetic products as well as to develop express-methods of evaluating bioactive substances in extracts from Russian simples.

Applications are accepted until March 1, 2004 inclusive. Terms of project completion - 7 months (from May 1, 2004 until November 30, 2004).

The decision about financial support of projects shall be made on April 10, 2004.

You can find official information on competition and application forms for financial support at www.kalina.org.

"Clean Line" Laboratory is an organization department of OJSC Concern "Kalina".

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

December 16, 2003

OJSC Concern "Kalina" continues preparation to public offering of its shares and plans to place them in 2004

OJSC Concern "Kalina" continues its step-by-step program for public capital markets entering. The Company's strategy is aimed at making up a liquid market of shares and long-term increase of capitalization. In accordance with the program accepted the Company started US GAAP half-year reports in 2003 and for the first time held a teleconference for investors and analysts. Within this program the Company was planning to place its shares at MMVB before the end of 2003. Taking into account unfavorable situation in the market the Concern has made a decision to place shares in 2004.

On December 15, 2003 the Board of Directors of OJSC Concern "Kalina" cancelled its decision dd. October 22, 2003 of price of ordinary shares placing to the Company's shareholders by the preemptive right and decided to define the placement price later. The Company's Board of Directors is going to return to this issue of the date and price of placing after the situation in financial markets stabilizes. After the decision of dates of public offering, the price of shares selling by preemptive right will be defined and the preemptive right for the second acquisition to the current shareholders will be given in the order specified by the decision of shares issue and Offering circular.

Concern "Kalina" is the Russian largest perfumery and cosmetics enterprise.

Charter capital of the Concern is 585,543,560 rubles; the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital. The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

December 19, 2003

Concern "Kalina" pays coupon and repays its documentary interest-bearing bonds to bearer series 002

On February 10, 2004, OJSC Concern "Kalina" repaid its documentary interest-bearing bonds to bearer series 002. Bonds were repaid at nominal value. On February 10, 2004 OJSC Concern "Kalina" paid coupon on documentary interest-bearing bonds to bearer series 002 for the eighth coupon period. The amount of payment per one bond was 34 rubles 53 kopecks.

The amount of payment per one bond shall be 3 rubles 26 kopecks.

Total number of bonds of the series is 550,000 bonds with nominal value of 1000 rubles. The amounts paid for bonds repayment were 550,000,000 rubles and 18,991,500 rubles correspondingly.

Method of coupon payment and repayment will be made in Russian rubles, press department of Concern "Kalina" informs.

OJSC Concern "Kalina" issued its second bonded debt in February, 2002. State registration No. 4-02-30306-D. Registered by FKZB of the Russian Federation on November 15, 2001. Total value of issue was 550,000,000 rubles, nominal value of each security is 1000 rubles. The period of bonds circulation was 2 years with an annual offer. The aim of the bonded debt issue is to obtain funds for retrofit and re-equipment of the Concern's enterprises and to buy enterprises of the industry. Variable coupon on bonds was paid quarterly.

Concern "Kalina" is the Russian largest perfumery and cosmetics enterprise.

Charter capital of the Concern is 585,543,560 rubles; the number of ordinary shares with nominal value of 70 rubles is 8,364,908 shares. Timur Gorayev, head of OJSC Concern "Kalina", is its principal holder having 66.04 percent in the Company's charter capital. The European Bank for Reconstruction and Development has 19.23 percent in the Concern's charter capital.

The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), OJSC "Lola atir Upa" (Uzbekistan), Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

February 2, 2004

The Board of Directors of OJSC Concern "Kalina" defines the price of shares placement for persons with the preemptive right for acquisition of securities of additional issue

On February 25, 2004 the Board of Directors of OJSC Concern "Kalina" defined the placement price of shares for persons with the preemptive right for acquisition of securities of additional issue as 525 rubles. Payment of shares is made in Russian rubles or in foreign currency in full.
Additional issue of shares and offering circular of OJSC Concern "Kalina" was registered on October 21, 2003 by the Federal Commission of Securities Market of the Russian Federation under No. 1-05-30306-D-002D. 1,387,403 (one million three hundred eighty-seven thousand and four hundred and three) ordinary registered non-documentary shares will be placed. Nominal value of each placed security is 70 (seventy) rubles. The amount of issue (additional issue) of securities at nominal value is 97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles. Method of securities placement: public offering. There is a preemptive right of acquisition of the securities offered to the Issuer's shareholders.
You can obtain additional information from Sergey Kazantsev, press-secretary of Concern "Kalina", by tel./fax: +7 3432 65-83-06, e-mail: pressa@kalina.org

February 26, 2004

OJSC Concern "Kalina" publishes its financial results for 2003

April 1, 2004. Today of the Russian largest perfumery and cosmetics producer Concern "Kalina" declared its financial results for 2003. Sales and net profits of the Company by the end of 2003 were 4,845,444,000 rubles and 590,503,000 rubles correspondingly. In comparison with the year 2002 sales of the Concern increased by 23.95 percent and net profits – by 25.41 percent.

Below you can see finance indicators of the Company's activity for 2003 in comparison with 2002. Full texts of financial reports of the Company you can find at the Company's website: www.kalina.org.

Thousand rubles	2003	2002	Changes, in %
Proceeds (net) from sales	**4,845,444**	**3,909,195**	**+23,95**
Gross profit	**2,226,080**	**1,803,452**	**+23,43**
in percents to sales, %	*45,94%*	*46,13%*	
Profit on sales	**985,302**	**874,643**	**+12,65**
in percents to sales, %	*20,33%*	*22,37%*	
Profit before taxes	**774,917**	**640,486**	**+20,99**
in percents to sales, %	*15,99%*	*16,38%*	
Income tax	**177,127**	**169,639**	**+4,41**
Net income	**590,503**	**470,847**	**+25,41**
in percents to sales, %	*12,19%*	*12,04%*	

Information about the Company: OJSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Basic brands of the Company are: "Black Pearl", "Clean Line", and "MIA" in skin care products; "32" and "Forest Balsam" in mouth care products; "Angelika Varum" in perfumery products. The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), as well as OJSC "Lola atir Upa" (Uzbekistan) and Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 343 365-83-06, e-mail: pressa@kalina.org

OJSC Concern "Kalina" publishes its financial results for the first quarter of 2004

May 17, 2004. Today one of the Russian largest perfumery and cosmetics producers Concern "Kalina" declared its financial results for the first quarter of 2004. Sales and net profits of the Company by the results of the first quarter of 2004 were 1,445,932,000 rubles and 205,876,000 rubles correspondingly. In comparison with the first quarter of 2003 sales of the Concern increased by 9.75 percent.

Below you can see individual finance indicators of the Company's activity for the first quarter of 2004 in comparison with the first quarter of 2003. Full texts of financial reports of the Company you can find at the Company's web-site: www.kalina.org.

Thousand rubles	**1st quarter of 2004**	**1st quarter of 2004**	**Changes, in %**
Proceeds (net) from sales	1,445,932	1,317,539	+9,75
Gross profit	**730,331**	**657,531**	**+11,07**
in percents to sales, %	*50,51%*	*49,91%*	
Profit on sales	**405,210**	**393,686**	**+2,93**
in percents to sales, %	*28,02%*	*29,88%*	

Information about the Company: OJSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Basic brands of the Company are: "Black Pearl", "Clean Line", and "MIA" in skin care products; "32" and "Forest Balsam" in mouth care products; "Angelika Varum" in perfumery products. The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), as well as OJSC "Lola atir Upa" (Uzbekistan) and Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from

Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 343 365-83-06, e-mail: pressa@kalina.org

Katerina Novikova, "Mikhailov & Partners" Agency. Management of strategic communications", tel. +7 095 956-39-72, e-mail: katerina@m-p.ru

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.

The present press-release is not an offering circular in the USA. Securities cannot be offered for sale or be sold in the USA without registration in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing exclusively among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

Concern "Kalina" buys a share in OOO "KIT-Capital"

On may 20, 2004 OJSC Concern "Kalina" announced of acquisition of share in the amount of 12.17% of OOO "KIT-Capital". OJSC Concern "Kalina" gives its subsidiary "Torzhok" (Ukraine) as payment on account of share in the Company.

"This transaction – actual selling of subsidiary "Torzhok" and acquisition of share in OOO "Kit-Capital" – is continuation of our actions on selling our secondary assets of the Concern. To our estimates new assets are more liquid, Alexander Petrov, director of economics and finance of Concern "Kalina", informs.

Information about the Company.

Concern "Kalina" is one of the leaders on the Russian perfumery and cosmetics market. Basic brands of the Company are: "Black Pearl", "Clean Line", and "MIA" in skin care products; "32" and "Forest Balsam" in mouth care products; "Angelika Varum" in perfumery products. The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), as well as OJSC "Lola atir Upa" (Uzbekistan) and Kalina Overseas Holding B.V. (Netherlands)

OOO "Kit-Capital" is a Russian developing company dealing with projects of construction and maintenance of different objects including commercial and entertainment centers.

You can receive additional information from

Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 343 365-83-06, e-mail: pressa@kalina.org

Katerina Novikova, "Mikhailov & Partners" Agency. Management of strategic communications", tel. +7 095 956-39-72, e-mail: katerina@m-p.ru

Report on the results of additional issue of securities by OJSC Concern "Kalina" registered by the Federal Service for Financial Markets of the Russian Federation

June 7, 2004. Report on the results of additional issue of securities of OJSC Concern "Kalina" was registered by the Federal Service for Financial Markets of the Russian Federation.

In three days from the date of state registration of the report on the results of additional issue of shares all interested persons can get to know the report on the results of additional issue of shares at the following addresses:

Open Joint-Stock Company Concern "KALINA". Location: 80, Komsomolskaya St., Yekaterinburg, 620138 Russia. Postal address: 80, Komsomolskaya St., Yekaterinburg 620138 Russia. Phones: +7 3432 62-09-86. Fax: +7 3432 62-22-32. Web-site: www.kalina.org

OOO "Renessans Broker". Location: 4th floor, Usadba-Center at 22 Voznesensky per., Moscow 103009, Russia. Postal address: 4th floor, Usadba-Center at 22 Voznesensky per., Moscow 103009, Russia. Phone: +7 095 258-77-77. Fax: +7 095 258-77-78. Web-site: www.rencap.com

Starting from the date of publishing the announcement of state registration of the report on the results of additional issue of shares any interested person can receive a copy of the report authorized by the Issuer or by the Notary at the above addresses for the fee no more than the cost of making a copy of the said document.

Offering circular was signed by the financial consultant in the stock market.

Full name of the Company: Open Joint-Stock Company "Federal Stock Corporation".

Abridged name of the company: OJSC "FFK".

Location: 25, Ostozhenka St., Moscow, 119034, Russia.

Date of state registration of the report on the results of additional issue of the securities: June 4, 2004.

Name of the registration body: Federal Commission of the Securities Market of the Russian Federation.

Kind, category (type), series and other identification features of the securities: ordinary registered non-documentary shares. State registration number of additional issue of the securities: 1-05-30306-D-002D. Date of state registration: October 21, 2003. The quantity of the securities offered is 1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares. Nominal value of each securities offered is 70 (seventy) rubles. The share of actually offered securities: 100 (one hundred) %. The volume of additional issue of the securities at nominal value is 97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles. Method of securities placement: public offering. Actual date of placement starting: April 26, 2004. Actual date of placement ending: April 30, 2004.

At the same time with state registration of additional issue of securities, offering circular, signed by the financial consultant in the securities market, was registered.

Information about the Company: OJSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Basic brands of the Company are: "Black Pearl", "Clean Line", and "MIA" in skin care products; "32" and "Forest Balsam" in mouth care products; "Angelika Varum" in perfumery products. The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), as well as OJSC "Lola atir Upa" (Uzbekistan) and Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from:

Sergey Kazantsev, press-secretary of OJSC Concern "Kalina"
tel./fax +7 343 365-83-06, e-mail: pressa@kalina.org

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of

the OJSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.

The present press-release is not an offering circular in the USA. Securities cannot be offered for sale or be sold in the USA without registration in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing exclusively among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

JSC Concern Kalina's rating has raised to "ruBBB+".

Standard&Poor's company has raised its Russia national scale corporate rating on JSC Concern Kalina, Russia's largest cosmetics manufacturing company, to 'ruBBB+' from 'ruBBB-' as a result of stable indices of the operational activity, improved financial characteristics and successful IPO.

According to credit analysts of Standard & Poor's the rating increase reflects strong positions of the Concern as the leader in several segments of the Russian market of cosmetics, its high profitability and improved ability to generate free operational cash flow which together with moderate financial politics from the point of view of new acquisitions and ability to control total debt strengthen credit financial characteristics.

At the same time Concern "Kalina" has sold unprofitable production assets in CIS countries and reconsidered its strategy of growth which is now focused on organic sales growth, brands' promotion and new promising brands' acquisition.

It is also pointed out in Standard & Poor's press - release that the rating level remains constrained due to intensifying competition with international cosmetics producing companies at the Russian market, increasing advertising costs, susceptibility to foreign currency risk because of high level of expenses, nominated in euro and US dollars and of planned debt nominated in US dollars. A season factor and changeability of the cosmetics and individual grooming producing branch were also taken into account..

Financial indices of the Concern have improved due to IPO proceeds amounting to 25 mln. dollars which also has strengthened liquidity indices of the company. IPO proceeds together with internally generated funds will be used to finance growth strategy of the Concern.

"Kalina's" liquidity remains at a high level and is provided by 29 mln. dollars of funds and 24 mln. dollars of available confirmed bank credit lines with 14 mln. dollars received from EBRR and 6 mln. dollars subject to repayment. Increased free cash flow will be partially used for acquisition of new brands.

For additional information please contact Sergei Kazantsev, Press Secretary, on + (7 3432) 658 306; e-mail: pressa@kalina.org

01.07.2004

26.07.2004

The Board of Directors of the OJSC Concern "Kalina" has taken a decision to recommend to the General Meeting approving interim dividends for the first half year of 2004 at the amount of 3,75 rubles per one common share at the face value of 70 rubles.

The Board of Directors of the OJSC Concern "Kalina" has taken a decision to recommend to the General Meeting of the OJSC Concern "Kalina" approving interim dividends for the first half year of 2004 at the amount of 3,75 rubles per one common share at face value of 70 rules. The decision was taken unanimously. The size and period of payment of dividends will be approved at the Extraordinary General Meeting on 10th August 2004. The issue about payment of interim dividends for the first half year of 2004 as well as the issue about the membership of the Board of Directors are included in the agenda of the General Meeting.

We would like to remind you that for the first half year of 2003 the shareholders were paid interim dividends at the amount of 2 rubles per one common share at face value of 70 rubles. The concern "Kalina" pays dividends annually starting from the date of acquiring the status of the joint stock company in 1992. The size and period of payment of dividends are approved at the General Meetings. In 2003 the dividends totaled 7,5 rubles per one common share at face value of 70 rubles (2 rubles per one common share for the first half year of 2004 and 5,5 rubles for the second half year of 2004). In 2002 dividends amounted to 2 rubles, in 2001 – 1 ruble and in 2000 - 0,5 rubles per one common share.

About the company. JSC concern "Kalina " is one of the leaders of the Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of factories as follows, except factory in Ekaterinburg:

- **Omsk factory of detergents**
- **Subsidiary "Pallada Ukraine" (Ukraine)**
- **Subsidiary factory "Novoplast"**
- **Kalina Overseas Holding B. V. (Netherlands)**

Further information you may get from the press-secretary of the JSC concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.

The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

26/07/2004

JSC Concern “Kalina” announced financial results for the first 6 months of year 2004.

Today, July,26th the largest Russian perfumery and cosmetics producer JSC Concern “Kalina” has announced financial results for the first 6 months of year 2004, calculated according to the Russian Standards of Accounting. Sales and net profit, according to the results of the first 6 months of the year, reached 2,607,895 thousand rubles and 302,691 thousand rubles respectively. As compared to the first 6 months of year 2003 the sales of “Kalina” increased by 5,91%.

Further you can find some of the non-consolidated non-audited Russian financial statements for the first half of the year 2004. The full variants of the company’s financial statements you can find on the web-site of the Concern:www.kalina.org.

thousand rubles	First 6 months 2004 г	Second 6 months 2003 г	Changes, %
• ***Net sales proceeds***	2607895	2462256	+5,91
Gross margin	**1254234**	**1147994**	**+9,25**
percentage to the sales, %	*48,1%*	*46,6%*	

About the company. JSC concern “Kalina “ is one of the leaders of the Russian perfumery and cosmetics producers. The leading brands of the company are “Black Pearl”, ”Clean Line” and “MIA” among the skin-care products, “32”, “Forest Balsam”- on the mouth-care market, ‘Angelica Varum” – among perfumes.

Concern “Kalina” consists of factories as follows, except factory in Ekaterinburg:

- **Omsk factory of detergents**
- **Subsidiary "Pallada Ukraine" (Ukraine)**
- **Subsidiary factory "Novoplast"**
- **Kalina Overseas Holding B. V. (Netherlands)**

Further information you may get from the press-secretary of the JSC concern ‘Kalina”- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern ‘Kalina”. You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company’s performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company’s operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.

The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

05.08.04

The Board of directors of JSC Concern 'Kalina" took the decision to recommend to the General Meeting of Shareholders the candidatures for electing to the Board of Directors.

The Board of Directors of JSC Concern "Kalina" took the decision to recommend to the General Meeting of Shareholders the candidatures for electing to the Board of Directors. In the voting paper for secret ballot for the election of the Board of Directors the following candidatures were recommended:
Geller Nikolai – Development Director, JSC Concern "Kalina"
Goryayev Timur- Chief Executive Officer, JSC Concern "Kalina"
Petrov Alexander – Director of Economics and Finance, JSC Concern "Kalina"
Johan Grietsen Hendrik Vreeman- Independent Director
Reinhold Schlensock – Independent Director
Kasper Heisteig- European Bank for Reconstruction and Development
Jan Dewijngaert- European Bank for Reconstruction and Development
The Board of Directors voted for this decision unanimously . The elections of the Board of Directors will be held by the shareholders on the Special Meeting on August,10th ,2004. The agenda includes the questions on payment of the medium dividends on the results of the first half of the year 2004 and on the staff of the Board of Directors. The meeting will elect 7 members of the Board of Directors.
About the company. JSC concern "Kalina " is one of the leaders of the Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.
Concern "Kalina" consists of factories as follows, except factory in Ekaterinburg:

- **Omsk factory of detergents**
- **Subsidiary "Pallada Ukraine" (Ukraine)**
- **Subsidiary factory "Novoplast"**
- **Kalina Overseas Holding B. V. (Netherlands)**

Further information you may get from the press-secretary of the JSC concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.
Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.
Not for distribution in the USA.
The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.
Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.
Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

05.08.04-1

The Board of Directors of the OJSC Concern "Kalina" has take a decision to recommend to the General meeting nominees for election of two independent directors in the Board of Directors.

The Board of Directors of the OJSC Concern "Kalina" has take a decision to recommend to the General meeting nominees for election of two independent directors in the Board of Directors. The following nominees are included in the bulletin for the secret ballot for election of the Board's members.

Johan Grietsen Hendrik Vreeman, independent director.

Johan Grietsen Hendrik Vreeman was born on the 20th November 1945, graduated from the university in Amsterdam and finished Wharton Business School in Philadelphia. He serves as a director for various companies in Russia as well as in Netherlands. Prior to joining Kalina he served as the Chief Executive of Rabo Black Earth B.V. from 1998 until 2002. He also currently serves as Managing Director of Corpeq B.V. Johan Vreeman has served as one of our Directors since 2000, starting for July 2003 he served as an independent director in the Board of Directors of the OJSC Concern "Kalina", from May 2004 he is an independent chairman of the Board of Directors of the OJSC Concern "Kalina".

Reinhold Schlensock, independent nominee.

Reinhold Schlensock was born in 1967. MBA degree (Diplom-Kaufmann). He worked for Procter&Gamble GmbH, Eckes AG, was a member of the directorate of Eckes Granini Deutschland GmbH. He is a expert in cosmetic, perfumery, household chemicals industries.

Elections for the Board of Directors will be conducted at the Extraordinary General Meeting on the 10th August, 2004. Issues of the interim dividends for the first halve year of 2004 and of the election of the Board's members are included in the agenda. The General Meeting will have to elect 7 members of the Board of Directors

About the company. JSC concern "Kalina " is one of the leaders of the Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of factories as follows, except factory in Ekaterinburg:

- **Omsk factory of detergents**
- **Subsidiary "Pallada Ukraine" (Ukraine)**
- **Subsidiary factory "Novoplast"**
- **Kalina Overseas Holding B. V. (Netherlands)**

Further information you may get from the press-secretary of the JSC concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.

The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

10.08.04

The extraordinary general meeting of the OJSC Concern "Kalina" has taken a decision to pay interim dividends for the first half year of 2004 in the amount of 3,75 rubles per one common share at face value of 70 rubles.

The extraordinary general meeting of the OJSC Concern "Kalina" has taken a decision on the 10th August, 2004 to pay interim dividends for the first half a year in the amount of 3,75 rubles per one common share at face value of 70 rubles. The dividends will be paid within 30 days of the date of the meeting. The last date when the obligations to pay dividends on securities is to be fulfilled is determined the 9th September, 2004. The dividends on common shares have totaled 36 million 571 thousand 166 rubles 25 kopecks. The dividends will be paid in cash.

We are reminding you for the first half a year of 2003 the dividends amounted 2 rubles per one common share at face value of 70 rubles. The concern pays dividends annually starting for the year when the company became a joint-stock company in 1992. The size of dividends and period of payment of dividends are approved at the general meeting. In 2003 the dividends amounted 7,5 rubles per one common share at the face value of 70 rubles (interim dividends for the first half a year of 2003 were 2 rubles per share, for the second half a year – 5,5 rubles). In 2002 – 2 rubles, 2001 – 1 rubles, in 2000 – 0,5 rubles.

About the company. JSC concern "Kalina " is one of the leaders of the Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of factories as follows, except factory in Ekaterinburg:

- **Omsk factory of detergents**
- **Subsidiary "Pallada Ukraine" (Ukraine)**
- **Subsidiary factory "Novoplast"**
- **Kalina Overseas Holding B. V. (Netherlands)**

Further information you may get from the press-secretary of the JSC concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.

The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

10.08.04-1

The Extraordinary General Meeting of the OJSC Concern "Kalina" has elected a new Board of Directors.

The Extraordinary General Meeting of the OJSC Concern "Kalina" has elected a new Board of Directors on the 10th August, 2004. According to the results of the election there were elected the following persons in the Board of Directors.

Geller Nikolay Arkadievich, the development director of the OJSC Concern "Kalina" ;
Goryaev Timur Rafkatovich, CEO of the OJSC Concern "Kalina" ;
Petrov Alexander Yurievich, CFO of the OJSC Concern "Kalina" ;
Johan Grietsen Hendrick Vreeman, independent director;
Reinhold Schlensock, independent director;
Casper Heijsteeg, European Bank for Reconstruction and Development;
Jan Dewijngaert, European Bank for Reconstruction and Development.

Information about independent members of the Board of Directors of the OJSC Concern "Kalina".

Johan Grietsen Hendrik Vreeman, independent director.

Johan Grietsen Hendrik Vreeman was born on the 20th November 1945, graduated from the university in Amsterdam and finished Wharton Business School in Philadelphia. He serves as a director for various companies in Russia as well as in Netherlands. Prior to joining Kalina he served as the Chief Executive of Rabo Black Earth B.V. from 1998 until 2002. He also currently serves as Managing Director of Corpeq B.V. Johan Vreeman has served as one of our Directors since 2000, starting for July 2003 he served as an independent director in the Board of Directors of the OJSC Concern "Kalina", from May 2004 he is an independent chairman of the Board of Directors of the OJSC Concern "Kalina".

Reinhold Schlensock, independent nominee.

Reinhold Schlensock was born in 1967. MBA degree (Diplom-Kaufmann). He worked for Procter&Gamble GmbH, Eckes AG, was a member of the directorate of Eckes Granini Deutschland GmbH. He is a expert in cosmetic, perfumery, household chemicals industries.

About the company. JSC concern "Kalina " is one of the leaders of the Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of factories as follows, except factory in Ekaterinburg:

- **Omsk factory of detergents**
- **Subsidiary "Pallada Ukraine" (Ukraine)**
- **Subsidiary factory "Novoplast"**
- **Kalina Overseas Holding B. V. (Netherlands)**

Further information you may get from the press-secretary of the JSC concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.

The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

JSC Concern "Kalina" announced financial results RAS for the 9 months of the year 2004.

November,3, 2004. Today the largest Russian perfumery and cosmetics manufacturer JSC Concern "Kalina" has announced financial results for the 9 months of the year 2004, prepared according to the Russian Standards of Accounting. Sales according to the results of the 9 months of the year, reached 3 760 thousand rubles. As compared to 9 months of the year 2003 the sales of 'Kalina" increased by 5.6 %.

Further you can find some of the non-consolidated non-audited Russian financial statements for the nine months of the year 2004. The full details of the company's financial statements you can find on the web-site of the Concern:www.kalina.org.

Mln rubles	9 months 2004 г	9months 2003 г	Changes, %
Net sales	3 760	3 551	+5,6
Gross margin	**1 801**	**1 604**	**12,3**
percentage to the sales, %	*47,9%*	*45,2%*	
Sales profit	**849**	**769**	
percentage to the sales,%	*22,6*	*21,7*	

Despite seasonal fall in demand, raise in proceeds of the company in the third quarter of the year 2004 keeps the level of the first half of the year 2004 while the gross margin was increasing in a progressive way. The major factor for the increase in gross margin is the on-going raise of the brands' shares in the sales of the company (more than 70% according to the results for 9 months 2004). Increase in sales profit besides raise in gross margin was caused by seasonal cutting down advertising costs in the third quarter of the year 2004.In the fourth quarter of the year 2004 the Company is going to intensify advertising support of its brands in order to take advantage from seasonal raise in demand at the end of the year 2004 as well as in spring 2005.

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

КАЛИНА
КОНЦЕРН

10.11.2004
press-release

Corporate Governance Code of the OJSC Concern "Kalina" was approved on the Board of Directors' meeting.

Corporate Governance Code of the Company was approved by the decision of the Board of Directors JSC Concern "Kalina" on November, 3, 2004. This step is a sequel to company's policy of conforming to high international norms of corporate governance and transparency.
The complete version of Company's Corporate Governance Code you may find on our web-site: **www.kalina.org**

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results
or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.
The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee for Securities and Stock Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

10.11.2004
press-release

Shares of the OJSC Concern 'Kalina' are unified under one state registration number.

The Federal Commission for Financial Markets annulled the individual number (code) 002D of the state registration number 1-05-30306-D-002D dated November,21,2003 given to the additional issue of ordinary personal non-documentary shares of the Open Joint Stock Company Concern 'Kalina' due to the fact that 3 months have passed since the moment of state registration of the Report on results of the additional issue.

Now the shares of the concern have one state registration number –1-05-30306-D.

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.

Not for distribution in the USA.
The present press-release is not a security sales offer in the USA. Securities can not be offered for sale or be sold in the USA without registering them in the US Committee for Securities and Stock Exchanges or according to the exceptions to the registering rules.

Present announcement is for distributing among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

Inspection control confirms the correspondence of quality system at Concern "Kalina" to requirements of standards

Quality management system of OJSC Concern "Kalina" is recertified to correspondence to requirements of ISO 9001:2000 (2002) and GOST R ISO 9001-2001 (2003) at the certification bodies TUV CERT and URALTESTCERT (correspondingly).
In September 2003, the certification body TUV CERT carried out planned supervision audit and confirmed correspondence of quality management system of the Concern to the requirements of international standard.
Experts of URALTESTCERT were working at the enterprise for 5 days in April 2004. The Commission inspected all elements of the quality management system stipulated in audit plan and seventeen subdivisions of the Concern. There were no contradictions found by the results of the audit. The conclusion of the Commission: the inspected quality management system of the Concern as applied to perfumery and cosmetics products, synthetic detergents, soap, household chemical goods corresponds to the requirements of GOST R ISO 9001-2001 (ISO 9001:2000) in accordance with the announced field of certification.

Information about the Company:
OJSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Basic brands of the Company are: "Black Pearl", "Clean Line", and "MIA" in skin care products; "32" and "Forest Balsam" in mouth care products; "Angelika Varum" in perfumery products. The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Torzhok" (Ukraine), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), as well as OJSC "Lola atir Upa" (Uzbekistan) and Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from
Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 343 365-83-06, e-mail: pressa@kalina.org
Katerina Novikova, "Mikhailov & Partners" Agency. Management of strategic communications", tel. +7 095 956-39-72, e-mail: katerina@m-p.ru

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.
Not for distribution in the USA.
The present press-release is not an offering circular in the USA. Securities cannot be offered for sale or be sold in the USA without registration in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.
Present announcement is for distributing exclusively among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.
Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

Extraordinary general shareholders' meeting of OJSC Concern "Kalina" to be held on August 10, 2004

The Board of Directors of OJSC Concern "Kalina" has made a decision to hold an extraordinary general shareholders' meeting on August 10, 2004. The date of making the list of shareholders with the right to participate in the shareholders' meeting was fixed as June 10, 2004. The agenda includes the issues on interim dividends payment by the results of the fist half year of 2004 and on the members of the Board of Directors.
Information about the Company: OJSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Basic brands of the Company are: "Black Pearl", "Clean Line", and "MIA" in skin care products; "32" and "Forest Balsam" in mouth care products; "Angelika Varum" in perfumery products. The Concern also includes a parent enterprise in Yekaterinburg and a plant in Omsk, as well as subsidiaries "Pallada Vostok" (Uzbekistan), "Pallada-Ukraine", "Novoplast" (Yekaterinburg), as well as OJSC "Lola atir Upa" (Uzbekistan) and Kalina Overseas Holding B.V. (Netherlands)

You can receive additional information from Sergey Kazantsev, press-secretary of OJSC Concern "Kalina", tel./fax: +7 343 265-83-06, e-mail: pressa@kalina.org

Statements on development prospects of the company. Certain information of the present press-release may contain forecasts or any other statements on the development prospects or future financial indices of the JSC concern 'Kalina". You should bear in mind that these statements do not guarantee attaining the stated results or occurrence of any forecast events of company's performance. They include risks, uncertainty and assumptions which the company can not exactly forecast. Correspondingly, actual indices and results of company's operation may considerably differ from the stated data or forecasts shown in the statements on the development prospects of the company. The company does not intend to make any changes in the indicated statements in order to bring them into accord with actual results.
Not for distribution in the USA.
The present press-release is not an offering circular in the USA. Securities cannot be offered for sale or be sold in the USA without registration in the US Committee on Securities and Exchanges or according to the exceptions to the registering rules.
Present announcement is for distributing exclusively among persons who may receive it in the circumstances in which article 21(1) of the Law of financial service and markets 2000 does not apply to the company.

Copies of the present announcement are not being directed to or cannot be distributed in Canada and Japan.

Concern "Kalina" has become an exclusive representative of the "Cosmetic und Rasierwahren Solingen" company at the territory of Russian Federation and CIS countries.

Concern "Kalina" has become an exclusive representative of the "Cosmetic und Rasierwahren Solingen" company (Germany) at the territory of Russian Federation and CIS countries. The final agreement between the parties was signed on the 10th June 2004. The company "Cosmetic und Rasierwahren Solingen" is located in the legendary town of craftsmen Solingen (Germany) and produces original male's grooming under "Wissen und Solingen" brand for more than 400 years already. The representatives of two companies got acquainted at the exhibition in Duesseldorf and agreed to arrange trial sales of the "Cosmetic und Rasierwahren" products in Russia. The trial consignment of the German high quality cosmetics was sold out in three months. Currently Concern "Kalina" together with specialists of the German company are planning to launch a wide-ranging campaign for conquering male's grooming market in Russia. "Wissen und Solingen" cosmetics is created in the town that has always been famous for the products made of steel. Knives, blades and razor blades were produced in this very place and were famous in whole Europe. The brand comprises 14 classic males' grooming products including cream, foam, lotions and balsams. All the products are produced according to solicitously kept recipes and are valued for excellently balanced compounding and high quality. Now Russian consumers have got an opportunity to get acquainted to German quality too.

Details of the transaction are not disclosed.

About Concern Kalina

JSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Its leading brands are "Black Pearl", "Clean Line" and "MIA" in skin care, "32" and "Forest Balsam" in oral care, and "Anzhelika Varoom" in perfumery.

The Company has its head office and plant in Ekaterinburg, a plant in Omsk, and a number of subsidiaries – "Torzhok", "Pallada-Ukraine" (Ukraine), "Novoplast" (Ekaterinburg), and "Kalina Overseas Holding B.V." (Netherlands).

For additional information please contact Sergei Kazantsev, Press Secretary, at + (7 3432) 658 306; e-mail: pressa@kalina.org.

Stocks of the additional issue of the JSC Concern "Kalina" are included in the registrar of non-listed securities and will be traded on MICEX from the 22nd June 2004.

The directorate of MICEX has taken a decision to include stocks of the additional issue of the JSC Concern "Kalina" in the registrar of non-listed securities and to put them up for sale from the 22nd June, 2004,

The type, category, series and other identifications are common nominal non-documentary shares. The state registration number of the additional issue of securities is 1-05-30306-D-002D. The date of the state registration is 21st October 2003. The amount of issued securities is 1 387 403 (one million three hundred eighty seven thousand four hundred and tree). The nominal value of one share is 70 (seventy) rubles. There were placed 100 (one hundred) % of the stocks. The nominal value of the whole volume of additionally issued shares is 97 118 210 (ninety seven million one hundred eighteen thousand two hundred and ten) rubles. The method of securities' issue is IPO. The start of the securities' issue is 30th April, 2004. The actual date of the issue completion is 30th April, 2004.

Trade code – KLNA-02D.

About Concern Kalina

JSC Concern "Kalina" is one of the leaders in the Russian perfumery and cosmetics market. Its leading brands are "Black Pearl", "Clean Line" and "MIA" in skin care, "32" and "Forest Balsam" in oral care, and "Anzhelika Varoom" in perfumery.

The Company has its head office and plant in Ekaterinburg, a plant in Omsk, and a number of subsidiaries – "Torzhok", "Pallada-Ukraine" (Ukraine), "Novoplast" (Ekaterinburg), and "Kalina Overseas Holding B.V." (Netherlands).

For additional information please contact Sergei Kazantsev, Press Secretary, at + (7 3432) 658 306; e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect", "believe", "anticipate", "estimate", "intend", "will", "could", "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets, including the Company's Prospectus filed October 21, 2003. These document contain and identify important factors, including those contained in the section captioned "Risk Factors" in the Prospectus, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

JSC "Kalina" To Release 2003 U.S. GAAP Result On April 19, 2004

JSC "Kalina" will release its U.S. GAAP results for 2003 on Monday, April 19, 2004. On the same date JSC "Kalina" will held a conference call with financial analysts and investors. Details of the conference call will be provided separately by Renaissance Capital.

For additional information please contact:

Sergei Kazantsev, Press Secretary, on + (7 343) 3658 306; e-mail: pressa@kalina.org

Katerina Novikova, "Mikhailov&Partners" Agency, on + (7 095) 9563972; e-mail: katerina@m-p.ru

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

This announcement is not an offer for sale of securities in the United States. The securities referred to herein may not be sold in the United Sates absent registration or an exemption from registration under the U.S. securities Act of 1933, as amended. Kalina does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Any offer of the securities to be made in the United States will be made only by means of an offering memorandum, which will contain detailed information about the company and its management and financial statements. Copies of this announcement are not being made and may not be distributed or sent into Canada or Japan.

Перевод с русского языка на английский язык
Translation from Russian language into English language

APPROVED:

By Resolution of General Meeting of Shareholders
(Minutes No.4 dated 15.03.2004)

With changes made under Resolution of the Board of Directors
(Minutes No.4 dated 23.09.2003)

CHARTER

OF OPEN JOINT STOCK COMPANY

CONCERN "KALINA"

Russia
Ekaterinburg
2004

1 GENERAL

1.1. The open joint stock company Concern "KALINA" (before 30 November 1999 named OJSC "Uralskie Samotsvety") was established as the result of reorganization of the State enterprise "Perfume and cosmetics factory "Uralskie Samotsvety" on the basis of the decree of the President of the Russian Federation "On Organizational Measures of Reorganization of State Enterprises, Voluntary Associations of State Enterprises Into Joint Stock Companies" No. 721 dated 01 July 1992, and registered by the Ekaterinburg Department of State Registration, Order No. 247 dated 27 November 1992 (Registration certificate No. 00550-1, series 1-EI).

The company is the full successor of the State enterprise "Perfume and cosmetics factory "Uralskie Samotsvety".

1.2. The Company trade name:

in Russian language:

full - ***Открытое акционерное общество Концерн "КАЛИНА",***
abbreviated - ***ОАО Концерн "КАЛИНА",***

in English language:

full - ***Open Joint Stock Company Concern "KALINA",***
abbreviated - ***OJSC Concern "KALINA".***

1.3. Company location: 80, ul. Komsomolskaya, Ekaterinburg, Russian Federation, 620138.
1.4. Postal address: 80, ul. Komsomolskaya, Ekaterinburg, Russian Federation, 620138.
1.5. The period of company activity is not limited.

2. LEGAL STATUS OF COMPANY

2.1. The company is the legal entity, owns the separate property which is included into the company independent balance. The company may on its own behalf acquire and exercise property and personal non-property rights, bear responsibilities, be claimant and defendant in the court.

The company is the commercial organization, the main purpose of its activity is gaining profit.

2.2. The company performs its activity in compliance with the acting legislation of RF and with the present Charter. Some aspects of the company activity can be governed by internal documents approved by the company managerial bodies in compliance with the present Charter.

Issues not settled by the present Charter or internal documents of the company shall be settled by the acting legislation of the Russian Federation.

2.3. The company has civil rights and bears responsibilities required for performing any kinds of activities not prohibited by the acting legislation of RF.

Major kinds of the company activity include:

- production and sale of perfumery and cosmetics, soap, detergent, household chemicals, consumer goods and goods of production and technical application;
- research, design and other developments aimed at creating new and updating existing technologies of consumer good production;
- rendering services on introduction of research developments and production organization;
- marketing research in compliance with the profile of the company activity;
- leasing of equipment and technologies;
- wholesale and retail trade in the territory of the Russian Federation and beyond the territory of the Russian Federation with the application of various forms of trade;
- trade, purchasing and intermediary function, including through the own trade network;
- production and sale of agricultural products;
- dealer, distributor and broker activities on commercial basis;
- organization of forwarding undertaking, customs warehouses, container stations and terminals, their service on commercial basis;
- provision of paid services to individuals and legal entities, including services on printing documents and literature;
- provision of services on maintaining dwelling stock;
- organization and maintenance of hotels, hostels, public catering enterprises;
- organization and maintenance of recreation centers, tourism centers, clubs, preschool organizations;
- conduction of financial operations;
- advertisement and publishing activity;
- operations with securities;
- provision of transportation and warehousing services;
- export and import operations;
- training of specialists;
- technical service;
- maintenance of software products of other organizations on special orders, design and export of software, information materials, contract supervision and adjustment of imported complexes of domestic and import hardware (computers, electrical medical control devices, periphery devices, etc.) for making automated systems on a turn-key basis, including network structures of various application;
- provision of medical services in the order established by the acting law;
- charitable activity;
- design, production, prepackaging, storage, wholesale and retail trade, purchase, control of quality of drugs, goods of medical application, pharmaceutical and parapharmaceutical products;

- advertisement and submission of information on drugs, goods of medical application to medical and pharmaceutical personnel and to the population.

The company may carry out some other kinds of activities the list of which is defined by federal laws only on the basis of a special permit (license). If the terms of granting a special permit (license) for carrying out some specific kind of activity include the requirement of carrying out such activity as the exclusive one the company, within the period of validity of the special permit (license), shall have no rights to carry out other kinds of activities except for activities provided for by the special permit (license) and related.

2.4. The company shall have the right to open and dispose settlement and other accounts with the money lending institutions of the Russian federation and in other countries in compliance with the acting legislation of RF

2.5. The company has a round seal which bears its full trade name and company location in the Russian language. The company shall have the right to have stamps and forms with its name, own emblem, trade mark registered in the established order, other means of visual identification.

2.6. The company has separate structural subdivisions:

"Omsk detergent plant", abbreviated name "Omsk plant MS", location: block 3, 21, ul. Kombinatskaya, Omsk, 644099.

2.7. The company shall have the right to establish branches and representative offices in the territory of the Russian Federation and beyond the territory of the Russian Federation, to have subsidiaries and dependent companies in the order established by the acting law and present Charter.

3. LIABILITIES FOR OBLIGATIONS OF COMPANY AND ITS SHAREHOLDERS

3.1. The company shall be liable for its obligations with all its property.

Shareholders shall not be liable for obligations of the company and shall bear the risk of losses related to the company activity within the value of shares they own except for cases established by the acting law and present Charter.

3.2. The company shall not be liable for obligations of its shareholders.

3.3. The state and the state bodies shall not be liable for company obligations, the company shall not be liable for obligations of the state and the state bodies.

3.4. If insolvency (bankruptcy) of the company is the result of actions (failure to act) of company's shareholders or other persons which have the right to issue instructions compulsory for the company, or which have the right to define the company actions in some other way, the subsidiary liability for company obligations may be imposed on such shareholders or other persons

Insolvency (bankruptcy) of the company is considered to be the result of actions (failure to act) of company's shareholders or other persons which have the right to issue instructions compulsory for the company, or which have the right to define the company actions in some other way only in the case when they exercised the

indicated right and (or) possibility in the purpose of performing the action by the company foreknowing that insolvency (bankruptcy) of the company may take place as the result.

4. COMPANY SHAREHOLDERS

4.1. Individuals and legal entities, including foreign ones, which legally own at least one full or fractional share of the company and which are entered in the company register of shareholders may be company shareholders.

5. SHAREHOLDERS RIGHTS AND OBLIGATIONS

5.1. Shareholders have rights, perform obligations and bear liabilities in the order established by the present Charter and acting legislation of RF.

5.2. Each company shareholder shall have the right, in the order established by the acting legislation of the Russian Federation and present Charter:

- to participate in the General Meeting of Shareholders of the company either in person or through a representative;
- of one vote per each ordinary share he owns except for cases of cumulative voting when the number of shareholder's votes is defined by multiplying the number of shares he owns by the number of persons to be elected on the company Board of Directors;
- to assign company's shares he owns to other shareholders or third parties;
- to receive dividends;
- to receive information about the company activity;
- to acquire additional shares of all categories placed by the company, also bonds and other securities placed by the company;
- to demand redemption of shares in cases established by the law;
- to get part of the company property at the company liquidation or liquidation value of preference shares.

5.3. Each shareholder must:

- pay for shares and other securities of the company in the order, in the amount and in ways specified by the terms of their placement;
- adhere to provisions of the present Charter and observe resolutions of the company bodies of management;
- inform in due time the holder of the company Register about the change in data indicated in the Register;
- not disclose the confidential information about the company activity which became known to him in connection with the execution of his rights;
- refrain from actions which could result in company insolvency (bankruptcy).

The company shareholders may have other obligations specified by the acting law of RF, present Charter and resolutions of the General Meeting of Shareholders.

5.4. In addition to rights indicated in item 5.2 of the present article, shareholder owners of the company ordinary shares shall have other rights stipulated by the acting law of RF and present Charter.

Each ordinary share of the company grants to its holder equal scope of rights.

5.5. In addition to rights indicated in item 5.2 of the present article, shareholder owners of the company preference shares may also have rights stipulated by the acting law of RF.

Each type of preference share of the company grants to its holder equal scope of rights.

5.6. The fractional share grants to its holder rights granted by the share of the corresponding category (type) in the scope corresponding to a part of the full share it is a part of.

6. COMPANY CHARTER CAPITAL

6.1. In order to perform its activity the company has the charter capital which consists of the nominal value of all placed shares of the company and determines the minimum size of property which guarantees the interests of the company creditors.

6.2. The company charter capital amounts to RR682,661,770 (six hundred eighty two million six hundred sixty one thousand and seven hundred seventy).

6.3. The company charter capital may be increased by increasing the nominal value of shares or by placing additional shares of the company.

The resolution on an increase in the company charter capital by increasing the nominal value of shares shall be passed by the General Meeting of Shareholders.

The resolution on an increase in the company charter capital by placing additional shares shall be passed by the company Board of Directors.

Additional shares of the company shall be placed within the limits of the company declared shares specified by the present Charter.

6.4. The company shall have the right, and must in cases specified by the Federal law On joint-stock companies, decrease its charter capital

The resolution on a decrease in the company charter capital shall be passed by the General Meeting of Shareholders. A decrease in the company charter capital can be made by decreasing the nominal value of shares or by decreasing the total number of shares, including by acquisition and redemption of a part of shares.

6.5. The company forms the reserve fund in the amount of 25% of its charter capital. The reserve fund is formed by contributing annually 5% of the company net profit until the established size is achieved.

The company reserve fund is intended to cover company losses, to redeem company bonds and to redeem company shares in case on non-availability of other funds.

7.COMPANY SHARES

7.1. The company charter capital comprises 9,752,311 (nine million seven hundred fifty two thousand three hundred and eleven) ordinary registered shares of RR70 (seventy) par value each existing in the non-documentary form.

7.2. The company share represents a security which proves the rights of obligation of shareholders relative to the company. All shares of the company are registered securities.

7.3. The company shall have the right to place the following categories of shares:

- ordinary shares;
- preference shares.

The number of shares, the nominal value of the company placed shares, the rights of shareholder owners of shares of each category are defined by the present Charter and by resolutions on their placement

7.4. The company ordinary shares are shares which grant to their holders the right to attend the General Meeting of Shareholders and vote on all issues which fall within the competence of the General Meeting of Shareholders, the right to receive dividends and to receive a part of the company profit in case of the company liquidation.

7.5. The company preference shares are shares which do not have the right to vote at the General Meeting of Shareholders except for cases when otherwise stipulated by the Federal law On joint-stock companies.

7.6. Company additional shares shall be paid up within the time period specified in the resolution on their placement but not later than one year from the date of their acquisition (placement). The form of payment for company additional shares shall be specified by the resolution on their placement.

7.7. The form of payment for company shares may include the money, securities, other things, property or other rights which can be evaluated in money.

7.8. The company shall have the right to place shares and issuing securities convertible into shares by public and close subscription in the order stipulated by the acting law of RF.

Placement of shares (issuing securities convertible into shares) of the company by close subscription shall take place only on the resolution of the General Meeting of Shareholders on an increase in the company charter capital by placing additional shares (on placement of company issuing securities convertible into shares) passed by a majority of three quarters of votes of holders of voting shares which attend the General Meeting of Shareholders.

Placement of ordinary shares which comprise more than 25% of ordinary shares placed earlier by public subscription shall take place only on the resolution of the General Meeting of Shareholders passed by a majority of three quarters of votes of holders of voting shares which attend the General Meeting of Shareholders.

8.BONDS AND OTHER ISSUING SECURITIES OF COMPANY

8.1. The company shall have the right to place bonds. The company bond is a security which proves the right of its holder to request within the established time periods payment of its nominal value or the nominal value and established interest (bond redemption).

8.2. The company may redeem bonds in the money form and (or) by producing other property equivalent in compliance with the resolution on their issue.

8.3. The company bonds may be registered and bearer. Holders of registered bonds of each issue shall be registered in special registers running by the company

8.4. The resolution on bond issuance determines the main terms of the issue and redemption of bonds, including:

- the bond nominal value and the size of interests to be paid at redemption;
- the bond category;
- the form of bond redemption (in money or in property);
- the period of bond redemption;
- the possibility of prescheduled redemption of bonds with calculation of their value at prescheduled redemption and with determining minimum time periods after which they can be submitted for redemption;
- the bond type (registered or bearer);
- other terms of bond issue.

8.5. Interests on bonds shall be paid to their holders at least once a year within the established time periods.

8.6. Bonds can be sold by the company and their holders for rubles and for the foreign currency in the order established by the actin law of RF.

8.7. The company shall have the right to place other issuing securities the issuance of which is not prohibited by the acting law of RF

9.DECLARED SHARES OF COMPANY

9.1. The company's declared shares are shares which the company can place in addition to the company's placed shares in the order established by the acting law of RF and present Charter.

9.2. Placement by the company of additional shares of each category shall be made only within the number specified by the present Charter.

9.3. Holders of additional shares placed by the company shall have all the rights granted by shares according to the present Charter. Limitation of rights of holders of additionally placed ordinary shares of the company compared to the rights of holders of the shares place previously is not allowed.

9.4. The number of additionally placed shares of each category, time periods, way, order, terms and value of their placement as well as the form and order of payment for shareholders and third parties shall be established by the resolution on an increase in the charter capital by placing additional shares.

9.5. After issuance and placement by the company of additional shares of certain categories the number of declared shares indicated in the present article must be decreased by the number of placed shares of these categories.

9.6. The General Meeting of Shareholders shall have the right to pass the resolution on an increase in the number of declared shares with making relevant changes and addenda into provisions of the present Charter.

10.ACQUISITION AND REDEMPTION BY COMPANY OF PLACED SHARES. ASSIGNMENT OF SHARES

10.1. The company shall have the right to acquire the placed shares in the following cases:

- if the General Meeting of Shareholders passes the resolution on a decrease in the company charter capital by acquiring a part of placed shares in order to decrease their total number;
- if shareholders request redemption of shares;
- in other cases and in the order stipulated by the acting law.

Limitations of acquisition by the company of the placed shares are established by the acting law of RF.

10.2. The company shall have the right to acquire the placed shares following the resolution of the company Board of Directors in the order established by the acting law of RF.

The resolution on shares acquisition determines categories of shares to be acquired, the number of shares of each category to be acquired by the company, the price of acquisition, form and period of payment as well as the time period during which shares shall be acquired.

10.3. Shares acquired by the company on the basis of the resolution of the General Meeting of Shareholders on a decrease in the company charter capital in order to decrease their total number shall be redeemed at their acquisition.

Shares acquired by the company on the resolution of the company Board of Directors are on the balance of the company and do not grant the right to vote, they are not taken into account at calculating votes, no dividends are calculated on them. Not later than one year from the date of their acquisition these shares should be sold at their market value to company's shareholders or third parties. Shares not sold within this time period should be redeemed. At that, the General Meeting of Shareholders should pass the resolution on a decrease in the company charter capital by redemption of

Перевод с русского языка на английский язык
Translation from Russian language into English language

APPROVED:

By Resolution of General Meeting of Shareholders
(Minutes No.4 dated 15.03.2004)

With changes made under Resolution of the Board of Directors
(Minutes No.4 dated 23.09.2003)

CHARTER

OF OPEN JOINT STOCK COMPANY

CONCERN "KALINA"

Russia
Ekaterinburg
2004

1 GENERAL

1.1. The open joint stock company Concern "KALINA" (before 30 November 1999 named OJSC "Uralskie Samotsvety") was established as the result of reorganization of the State enterprise "Perfume and cosmetics factory "Uralskie Samotsvety" on the basis of the decree of the President of the Russian Federation "On Organizational Measures of Reorganization of State Enterprises, Voluntary Associations of State Enterprises Into Joint Stock Companies" No. 721 dated 01 July 1992, and registered by the Ekaterinburg Department of State Registration, Order No. 247 dated 27 November 1992 (Registration certificate No. 00550-1, series 1-EI).

The company is the full successor of the State enterprise "Perfume and cosmetics factory "Uralskie Samotsvety".

1.2. The Company trade name:

in Russian language:

full - ***Открытое акционерное общество Концерн "КАЛИНА",***
abbreviated - ***ОАО Концерн "КАЛИНА",***

in English language:

full - ***Open Joint Stock Company Concern "KALINA",***
abbreviated - ***OJSC Concern "KALINA".***

1.3. Company location: 80, ul. Komsomolskaya, Ekaterinburg, Russian Federation, 620138.
1.4. Postal address: 80, ul. Komsomolskaya, Ekaterinburg, Russian Federation, 620138.
1.5. The period of company activity is not limited.

2. LEGAL STATUS OF COMPANY

2.1. The company is the legal entity, owns the separate property which is included into the company independent balance. The company may on its own behalf acquire and exercise property and personal non-property rights, bear responsibilities, be claimant and defendant in the court.

The company is the commercial organization, the main purpose of its activity is gaining profit.

2.2. The company performs its activity in compliance with the acting legislation of RF and with the present Charter. Some aspects of the company activity can be governed by internal documents approved by the company managerial bodies in compliance with the present Charter.

Issues not settled by the present Charter or internal documents of the company shall be settled by the acting legislation of the Russian Federation.

2.3. The company has civil rights and bears responsibilities required for performing any kinds of activities not prohibited by the acting legislation of RF.

Major kinds of the company activity include:

- production and sale of perfumery and cosmetics, soap, detergent, household chemicals, consumer goods and goods of production and technical application;
- research, design and other developments aimed at creating new and updating existing technologies of consumer good production;
- rendering services on introduction of research developments and production organization;
- marketing research in compliance with the profile of the company activity;
- leasing of equipment and technologies;
- wholesale and retail trade in the territory of the Russian Federation and beyond the territory of the Russian Federation with the application of various forms of trade;
- trade, purchasing and intermediary function, including through the own trade network;
- production and sale of agricultural products;
- dealer, distributor and broker activities on commercial basis;
- organization of forwarding undertaking, customs warehouses, container stations and terminals, their service on commercial basis;
- provision of paid services to individuals and legal entities, including services on printing documents and literature;
- provision of services on maintaining dwelling stock;
- organization and maintenance of hotels, hostels, public catering enterprises;
- organization and maintenance of recreation centers, tourism centers, clubs, preschool organizations;
- conduction of financial operations;
- advertisement and publishing activity;
- operations with securities;
- provision of transportation and warehousing services;
- export and import operations;
- training of specialists;
- technical service;
- maintenance of software products of other organizations on special orders, design and export of software, information materials, contract supervision and adjustment of imported complexes of domestic and import hardware (computers, electrical medical control devices, periphery devices, etc.) for making automated systems on a turn-key basis, including network structures of various application;
- provision of medical services in the order established by the acting law;
- charitable activity;
- design, production, prepackaging, storage, wholesale and retail trade, purchase, control of quality of drugs, goods of medical application, pharmaceutical and parapharmaceutical products;

- advertisement and submission of information on drugs, goods of medical application to medical and pharmaceutical personnel and to the population.

The company may carry out some other kinds of activities the list of which is defined by federal laws only on the basis of a special permit (license). If the terms of granting a special permit (license) for carrying out some specific kind of activity include the requirement of carrying out such activity as the exclusive one the company, within the period of validity of the special permit (license), shall have no rights to carry out other kinds of activities except for activities provided for by the special permit (license) and related.

2.4. The company shall have the right to open and dispose settlement and other accounts with the money lending institutions of the Russian federation and in other countries in compliance with the acting legislation of RF

2.5. The company has a round seal which bears its full trade name and company location in the Russian language. The company shall have the right to have stamps and forms with its name, own emblem, trade mark registered in the established order, other means of visual identification.

2.6. The company has separate structural subdivisions:

"Omsk detergent plant", abbreviated name "Omsk plant MS", location: block 3, 21, ul. Kombinatskaya, Omsk, 644099.

2.7. The company shall have the right to establish branches and representative offices in the territory of the Russian Federation and beyond the territory of the Russian Federation, to have subsidiaries and dependent companies in the order established by the acting law and present Charter.

3. LIABILITIES FOR OBLIGATIONS OF COMPANY AND ITS SHAREHOLDERS

3.1. The company shall be liable for its obligations with all its property.

Shareholders shall not be liable for obligations of the company and shall bear the risk of losses related to the company activity within the value of shares they own except for cases established by the acting law and present Charter.

3.2. The company shall not be liable for obligations of its shareholders.

3.3. The state and the state bodies shall not be liable for company obligations, the company shall not be liable for obligations of the state and the state bodies.

3.4. If insolvency (bankruptcy) of the company is the result of actions (failure to act) of company's shareholders or other persons which have the right to issue instructions compulsory for the company, or which have the right to define the company actions in some other way, the subsidiary liability for company obligations may be imposed on such shareholders or other persons

Insolvency (bankruptcy) of the company is considered to be the result of actions (failure to act) of company's shareholders or other persons which have the right to issue instructions compulsory for the company, or which have the right to define the company actions in some other way only in the case when they exercised the

indicated right and (or) possibility in the purpose of performing the action by the company foreknowing that insolvency (bankruptcy) of the company may take place as the result.

4. COMPANY SHAREHOLDERS

4.1. Individuals and legal entities, including foreign ones, which legally own at least one full or fractional share of the company and which are entered in the company register of shareholders may be company shareholders.

5. SHAREHOLDERS RIGHTS AND OBLIGATIONS

5.1. Shareholders have rights, perform obligations and bear liabilities in the order established by the present Charter and acting legislation of RF.

5.2. Each company shareholder shall have the right, in the order established by the acting legislation of the Russian Federation and present Charter:

- to participate in the General Meeting of Shareholders of the company either in person or through a representative;
- of one vote per each ordinary share he owns except for cases of cumulative voting when the number of shareholder's votes is defined by multiplying the number of shares he owns by the number of persons to be elected on the company Board of Directors;
- to assign company's shares he owns to other shareholders or third parties;
- to receive dividends;
- to receive information about the company activity;
- to acquire additional shares of all categories placed by the company, also bonds and other securities placed by the company;
- to demand redemption of shares in cases established by the law;
- to get part of the company property at the company liquidation or liquidation value of preference shares.

5.3. Each shareholder must:

- pay for shares and other securities of the company in the order, in the amount and in ways specified by the terms of their placement;
- adhere to provisions of the present Charter and observe resolutions of the company bodies of management;
- inform in due time the holder of the company Register about the change in data indicated in the Register;
- not disclose the confidential information about the company activity which became known to him in connection with the execution of his rights;
- refrain from actions which could result in company insolvency (bankruptcy).

The company shareholders may have other obligations specified by the acting law of RF, present Charter and resolutions of the General Meeting of Shareholders.

5.4. In addition to rights indicated in item 5.2 of the present article, shareholder owners of the company ordinary shares shall have other rights stipulated by the acting law of RF and present Charter.

Each ordinary share of the company grants to its holder equal scope of rights.

5.5. In addition to rights indicated in item 5.2 of the present article, shareholder owners of the company preference shares may also have rights stipulated by the acting law of RF.

Each type of preference share of the company grants to its holder equal scope of rights.

5.6. The fractional share grants to its holder rights granted by the share of the corresponding category (type) in the scope corresponding to a part of the full share it is a part of.

6. COMPANY CHARTER CAPITAL

6.1. In order to perform its activity the company has the charter capital which consists of the nominal value of all placed shares of the company and determines the minimum size of property which guarantees the interests of the company creditors.

6.2. The company charter capital amounts to RR682,661,770 (six hundred eighty two million six hundred sixty one thousand and seven hundred seventy).

6.3. The company charter capital may be increased by increasing the nominal value of shares or by placing additional shares of the company.

The resolution on an increase in the company charter capital by increasing the nominal value of shares shall be passed by the General Meeting of Shareholders.

The resolution on an increase in the company charter capital by placing additional shares shall be passed by the company Board of Directors.

Additional shares of the company shall be placed within the limits of the company declared shares specified by the present Charter.

6.4. The company shall have the right, and must in cases specified by the Federal law On joint-stock companies, decrease its charter capital

The resolution on a decrease in the company charter capital shall be passed by the General Meeting of Shareholders. A decrease in the company charter capital can be made by decreasing the nominal value of shares or by decreasing the total number of shares, including by acquisition and redemption of a part of shares.

6.5. The company forms the reserve fund in the amount of 25% of its charter capital. The reserve fund is formed by contributing annually 5% of the company net profit until the established size is achieved.

The company reserve fund is intended to cover company losses, to redeem company bonds and to redeem company shares in case on non-availability of other funds.

7.COMPANY SHARES

7.1. The company charter capital comprises 9,752,311 (nine million seven hundred fifty two thousand three hundred and eleven) ordinary registered shares of RR70 (seventy) par value each existing in the non-documentary form.

7.2. The company share represents a security which proves the rights of obligation of shareholders relative to the company. All shares of the company are registered securities.

7.3. The company shall have the right to place the following categories of shares:

- ordinary shares;
- preference shares.

The number of shares, the nominal value of the company placed shares, the rights of shareholder owners of shares of each category are defined by the present Charter and by resolutions on their placement

7.4. The company ordinary shares are shares which grant to their holders the right to attend the General Meeting of Shareholders and vote on all issues which fall within the competence of the General Meeting of Shareholders, the right to receive dividends and to receive a part of the company profit in case of the company liquidation.

7.5. The company preference shares are shares which do not have the right to vote at the General Meeting of Shareholders except for cases when otherwise stipulated by the Federal law On joint-stock companies.

7.6. Company additional shares shall be paid up within the time period specified in the resolution on their placement but not later than one year from the date of their acquisition (placement). The form of payment for company additional shares shall be specified by the resolution on their placement.

7.7. The form of payment for company shares may include the money, securities, other things, property or other rights which can be evaluated in money.

7.8. The company shall have the right to place shares and issuing securities convertible into shares by public and close subscription in the order stipulated by the acting law of RF.

Placement of shares (issuing securities convertible into shares) of the company by close subscription shall take place only on the resolution of the General Meeting of Shareholders on an increase in the company charter capital by placing additional shares (on placement of company issuing securities convertible into shares) passed by a majority of three quarters of votes of holders of voting shares which attend the General Meeting of Shareholders.

Placement of ordinary shares which comprise more than 25% of ordinary shares placed earlier by public subscription shall take place only on the resolution of the General Meeting of Shareholders passed by a majority of three quarters of votes of holders of voting shares which attend the General Meeting of Shareholders.

8.BONDS AND OTHER ISSUING SECURITIES OF COMPANY

8.1. The company shall have the right to place bonds. The company bond is a security which proves the right of its holder to request within the established time periods payment of its nominal value or the nominal value and established interest (bond redemption).

8.2. The company may redeem bonds in the money form and (or) by producing other property equivalent in compliance with the resolution on their issue.

8.3. The company bonds may be registered and bearer. Holders of registered bonds of each issue shall be registered in special registers running by the company

8.4. The resolution on bond issuance determines the main terms of the issue and redemption of bonds, including:

- the bond nominal value and the size of interests to be paid at redemption;
- the bond category;
- the form of bond redemption (in money or in property);
- the period of bond redemption;
- the possibility of prescheduled redemption of bonds with calculation of their value at prescheduled redemption and with determining minimum time periods after which they can be submitted for redemption;
- the bond type (registered or bearer);
- other terms of bond issue.

8.5. Interests on bonds shall be paid to their holders at least once a year within the established time periods.

8.6. Bonds can be sold by the company and their holders for rubles and for the foreign currency in the order established by the actin law of RF.

8.7. The company shall have the right to place other issuing securities the issuance of which is not prohibited by the acting law of RF

9.DECLARED SHARES OF COMPANY

9.1. The company's declared shares are shares which the company can place in addition to the company's placed shares in the order established by the acting law of RF and present Charter.

9.2. Placement by the company of additional shares of each category shall be made only within the number specified by the present Charter.

9.3. Holders of additional shares placed by the company shall have all the rights granted by shares according to the present Charter. Limitation of rights of holders of additionally placed ordinary shares of the company compared to the rights of holders of the shares place previously is not allowed.

9.4. The number of additionally placed shares of each category, time periods, way, order, terms and value of their placement as well as the form and order of payment for shareholders and third parties shall be established by the resolution on an increase in the charter capital by placing additional shares.

9.5. After issuance and placement by the company of additional shares of certain categories the number of declared shares indicated in the present article must be decreased by the number of placed shares of these categories.

9.6. The General Meeting of Shareholders shall have the right to pass the resolution on an increase in the number of declared shares with making relevant changes and addenda into provisions of the present Charter.

10.ACQUISITION AND REDEMPTION BY COMPANY OF PLACED SHARES. ASSIGNMENT OF SHARES

10.1. The company shall have the right to acquire the placed shares in the following cases:

- if the General Meeting of Shareholders passes the resolution on a decrease in the company charter capital by acquiring a part of placed shares in order to decrease their total number;
- if shareholders request redemption of shares;
- in other cases and in the order stipulated by the acting law.

Limitations of acquisition by the company of the placed shares are established by the acting law of RF.

10.2. The company shall have the right to acquire the placed shares following the resolution of the company Board of Directors in the order established by the acting law of RF.

The resolution on shares acquisition determines categories of shares to be acquired, the number of shares of each category to be acquired by the company, the price of acquisition, form and period of payment as well as the time period during which shares shall be acquired.

10.3. Shares acquired by the company on the basis of the resolution of the General Meeting of Shareholders on a decrease in the company charter capital in order to decrease their total number shall be redeemed at their acquisition.

Shares acquired by the company on the resolution of the company Board of Directors are on the balance of the company and do not grant the right to vote, they are not taken into account at calculating votes, no dividends are calculated on them. Not later than one year from the date of their acquisition these shares should be sold at their market value to company's shareholders or third parties. Shares not sold within this time period should be redeemed. At that, the General Meeting of Shareholders should pass the resolution on a decrease in the company charter capital by redemption of

these shares or on an increase in the nominal value of remaining shares at the expense of redemption of the acquired shares maintaining the size of the charter capital.

10.4. Each shareholder owner of shares of certain categories (types) the resolution on acquisition of which has been passed shall have the right to sell indicated shares whereas the company must acquire them. In the event when the total number of shares to be sold by the interested shareholders exceeds the number of shares to be acquired by the company shares should be acquired from shareholders in proportion to declared requests.

The company shall inform shareholders about shares acquisition not later than 30 days before the date of commencement of acquisition.

10.5. The company shareholder shall have the right to sold his shares or to dispose them in some other way stipulated by the acting law of RF or in a way not contradicting to the acting law of RF.

11.COMPANY DIVIDENDS

11.1. Dividends are paid from the company net profit for the current year left after settlements with the budget, off-budget funds, also after compulsory deductions for the supplement and formation of company funds and reserves.

11.2. The company shall have the right on the basis of the results of the first quarter, first six months, first nine months of a fiscal year and (or) on the basis of the results of a fiscal year to pass resolutions (to declare) on payment of dividends on the placed shares.

11.3. Dividends shall be paid in money.

11.4. The resolution on payment of dividends on company's shares shall be massed by the General meeting of Shareholders. The size of the dividends cannot exceed the size recommended by the company Board of Directors.

The resolution on payment of annual dividends should include the following information:

- the size of dividends on shares of each category;
- the period of dividend payment.

11.5. The sum of declared but not paid dividends represents the company debt to holders of company shares of relevant categories.

12.REGISTER OF COMPANY SHAREHOLDERS

12.1. The register of company shareholders contains the following information about each shareholder of the company:

- the surname, name and patronymic, passport details and place of residence of a shareholder individual, or the full and abbreviated name, registration No., and location of a shareholder legal entity;
- the number, category and nominal value of company shares owned by a shareholder;
- the date of shares acquisition and the date of making an entry into the Register of shareholders;
- other information stipulated by the acting law of RF.

12.2. The registrar of the company register should be an independent specialized registrar.

At that, the company shall not be relieved from obligations of the register running and safe keeping.

12.3. An entry into the company register of shareholders shall be made on the request of a shareholder within a three-day period from the date of submission to the independent registrar of all necessary documents unless other time period is stipulated by elements of law of RF.

12.4. At the request of a shareholder or nominee the registrar must prove his share rights by providing an extract from the company register.

The extract from the register of shareholders represents a document issued by the registrar. This document confirms entries in the register of shareholders.

The extract from the register of shareholders is not a security, its transfer from one person to another does not mean a transaction and does not entail the transfer of share rights.

The form and content of the extract from the register of shareholders is determined by the acting law of RF.

13.GENERAL MEETING OF SHAREHOLDERS

13.1. The General Meeting of Shareholders is the supreme managerial body of the company The following issues shall fall within the competence of the General Meeting of Shareholders:

1) changes and addenda to the company Charter or approval of a revised Charter;
2) reorganization of the company;
3) liquidation of the company, appointment of the Liquidation Commission and approval of interim and final liquidation balance-sheets;
4) establishment of membership of the company Board of Directors, election of members of the company Board of Directors and termination of their office ahead of time;
5) establishment of the number, nominal value, category (type) of declared shares and rights to be granted by these shares;
6) an increase in the charter capital of the company by increasing the nominal value of shares;

7) a decrease in the charter capital of the company by decreasing the nominal value of shares, by acquiring by the company a part of shares in order to decrease their total number, also by redeeming shares acquired or repurchased by the company;
8) establishment of a sole executive body of the company, termination of his powers ahead of time, approval of terms of any agreements and resolutions related to recruiting, firing and paying compensation to the company general director;
9) election of members of the Auditing Commission of the company and termination of their office ahead of time;
10) approval of the company auditor;
11) approval of annual reports, annual financial statements, including balance-sheets, profit-and-loss accounts of the company, distribution of profit, including payment (declaration) of dividends on the basis of the results of the first quarter, first six months, first nine months of a fiscal year and on the basis of the results of a fiscal year, and losses of the company on the basis of the results of a fiscal year;
12) determination of the procedure of the General Meeting of Shareholders;
13) election of members of the Counting Commission of the company and termination of their office ahead of time;
14) split and consolidation of company's shares;
15) passing resolutions on approval of deals in cases stipulated by article 83 of the Federal law On joint-stock companies;
16) passing resolutions on approval of large deals stipulated by article 79 of the Federal law On joint-stock companies;
17) acquisition by the company of placed shares in cases stipulated by the acting law of RF;
18) passing resolutions on participation in holdings, in financial and industrial groups, associations and in other unions of commercial organizations;
19) approval of company internal documents which regulate the activity of the company bodies;
20) other issues related to the competence of the General Meeting of Shareholders by the Federal law On joint-stock companies.

Issues within the competence of the General Meeting of Shareholders cannot be passed for the resolution to the company executive body.

Issues within the competence of the General Meeting of Shareholders cannot be passed for resolution to the company Board of Directors except for issues specified by the Federal law On joint-stock companies.

13.2. General Meeting of Shareholders may be annual and extraordinary. General Meetings of Shareholders to be called in addition to Annual Meetings are considered to be Extraordinary Meetings of Shareholders.

14.PASSING RESOLUTIONS BY GENERAL MEETINGS OF SHAREHOLDERS

14.1. The General Meeting of Shareholders shall have the right to discuss and pass resolution on issues if shareholders (their representatives) which in total own more than half of votes of placed voting shares of the company passed registration by the end of registration for participation in the meeting.

14.2. The resolution on issues indicated in subitems 2, 6 and 14 - 19 of item 13.1 of the present Charter should be passed by the General Meeting of Shareholders only by motion of the company Board of Directors.

14.3. The resolution on issues indicated in subitems 1, 2, 3, 5 and 17 of item 13.1 of the Charter should be passed by the General Meeting of Shareholders by a 3/4 majority of shareholder owners of the company voting shares which attend the General Meeting of Shareholders. Resolutions on other issues indicated in item 13.1 of the Charter and on issues the order of passing resolutions on which during the General Meeting of Shareholders is not settled by the Federal law On joint-stock companies and by the present Charter shall be passed by the majority vote of all shareholder owners of the company voting shares which attend the meeting.

14.4. Resolutions of the General Meeting of Shareholders shall be passed during meetings which shareholders attend to discuss items of the agenda and to pass resolutions on issues put to vote, also by voting by correspondence.

Voting during the General Meeting of Shareholders shall take place with the use of ballots executed in the order established by the present Charter.

The resolution of the General Meeting of Shareholders passed by voting by correspondence shall have power if shareholders owning in total at least half of the company voting shares took place in voting.

Resolutions on issues indicated in subitems 1, 4, 9-11 of item 13.1 of the present Charter cannot be passed by the General Meeting of Shareholders in the form of voting by correspondence.

15.PREPARATION FOR CONDUCTING GENERAL MEETING OF SHAREHOLDERS

15.1. The Annual Meeting of Shareholders shall be called not earlier than 2 months and not later than 6 months after the end of the fiscal year of the company.

15.2. While preparing for the General Meeting of Shareholders the company Board of Directors shall fix the following:

- the form of conducting the General Meeting of Shareholders (the meeting or voting by correspondence);
- the date, place and time of the General Meeting of Shareholders, and in the case when according to paragraph 3 article 60 of the Federal law On joint-stock companies the filled in ballot may be sent to the company, the postal address at which the filled in ballots can be sent, or in case of voting by correspondence the final dead for receiving ballots and the postal address at which the filled in ballots can be sent;
- the agenda of the General Meeting of Shareholders;
- the date of making a list of persons which have the right to attend the General Meeting of Shareholders;
- the order of informing shareholders about calling the General Meeting of Shareholders;

- a list of information (materials) to be submitted to shareholders at preparation for the General Meeting of Shareholders and the order of its submission ;
- the form and text of the ballot.

The agenda of the General Meeting of Shareholders must include items on electing the Board of Directors, Auditing Commission, on approval of the company Auditor also issues stipulated by subitem 11 of item 13.1 of the present Charter.

15.3. The agenda of the General Meeting of Shareholders shall be defined by the company Board of Directors from issues suggested by company bodies of management or company shareholders which in total own at least 2 percent of the company ordinary shares.

Motions for the agenda of the General Meeting of Shareholders and motions for nomination of candidates shall be made in writing with the indication of the name of shareholders (shareholder) which made the motion, the number and categories (type) of shares they own, motions should be signed by shareholders (shareholder).

Motions for the agenda of the General Meeting of Shareholders and motions for the Extraordinary Meeting of Shareholders should be made within the time periods stipulated by the Federal law On joint-stock companies.

15.4. The company Board of Directors must consider the received motions and pass the resolution either on their inclusion into the agenda of the General Meeting of Shareholders or on refusal to include them into the agenda not later than five days after the end of the time periods established by the Federal law On joint-stock companies for inclusion of motions on inclusion of items into the agenda of the Annual and Extraordinary Meetings of Shareholders.

15.5. The list of shareholders which have the right to attend the General Meeting of Shareholders shall be made by the company Board of Directors on the basis of data from the company Registrar.

The list of shareholders which have the right to attend the General Meeting of Shareholders shall contain the name of each shareholder, his address (location), information about the number and categories of shares he owns.

15.6. The company shall inform its shareholders about the General Meeting of Shareholders by sending to them a written notice not later than 20 days before the date of the General Meeting of Shareholders except for cases stipulated by the Federal law On joint-stock companies.

The written notice should be sent in the form of a registered letter.

15.7. The notice on calling the General Meeting of Shareholders should include the following information:

- full trade name and location of the company;
- the form of conducting the General Meeting of Shareholders (meeting or voting by correspondence);

- date, place and time of conducting the General Meeting of Shareholders, the place of registration, the postal address at which the filled in ballots could be sent in the case when this is required by the legislation of RF, the date of completion of receiving ballots in the case of the General Meeting of Shareholders by correspondence;
- agenda of the General Meeting of Shareholders;
- order of familiarization with information (materials) to be submitted to shareholders during preparation for the General Meeting of Shareholders and the address (addresses) at which such information is available;
- the time of commencement of the registration procedure;
- the person whom a shareholder could address in the event of infringement by the company of the order of registration.

Included into the additional information compulsory for submission at preparation for the General Meeting of Shareholders to persons which have the right to attend the General Meeting of Shareholders and the agenda of which includes the item on electing members of the Board of Directors (Supervisory Board), members of the Auditing Commission, members of the collegial executive body of the company, on formation of the sole executive body and (or) electing the company inspector is the information either on the availability of the written consent of the proposed candidates to be elected into the relevant body or on the non-availability of such information.

16.CONDUCTING GENERAL MEETING OF SHAREHOLDERS

16.1. Shareholders shall have the right to exercise their right to attend the General Meeting of Shareholders either in person or through their representative.

The shareholder representative at the General Meeting of Shareholders shall act on the basis of the power of attorney. The power of attorney to vote should be certified in compliance with the requirements of items 4 and 5 of article 185 of the Civil Code of RF or notarized. It should include information about a person who issued the power of attorney and about a person to whom it is issued (name, place of residence, passport details).

The shareholder shall have the right at any time to replace his representative at the General Meeting of Shareholders or to attend it in person.

If the company share belongs to several persons on the right of common property, powers to vote at the General Meeting of Shareholders shall be exercised either by any such person at the discretion of owners or by their common representative. Authorities of each of the given persons should be properly executed.

16.2. The vote during the General Meeting of Shareholders shall be made along principle «one voting share of the company - one vote» except for the case of the cumulative voting in cases stipulated by the present Charter and by the federal law On joint-stock companies.

16.3. Voting on all items of the agenda of the General Meeting of Shareholders should be made using the ballots.

The text of the ballot should meet the requirements of article 60 of the federal law On joint-stock companies.

At conducting the General Meeting of Shareholders in the form of voting by correspondence and at conducting the General Meeting of Shareholders with the number of holders of voting shares 1,000 and more the ballot shall be sent or hand-delivered to, and signed at delivery by, each person indicated in the list of persons which have the right to attend the General Meeting of Shareholders not later than 20 days before the General Meeting of Shareholders.

16.4. A minutes should be run during the General Meeting of Shareholders which includes the main provisions of reports, issues put to vote, voting results and resolutions passed, it should also contain other information required by the legislation.

The minutes should be executed in two copies and signed by the chairman of the General Meeting of Shareholders and by the secretary of the General Meeting of Shareholders.

17. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

17.1. The Extraordinary General Meeting of Shareholders may be called on the initiative of the company Board of Directors as well as at request of:

- the company Auditing Commission;
- of the company Auditor;
- a shareholder (shareholders) owning at least 10 per cent of the company voting shares as of the date of the request.

17.2. A shareholder of a company managerial body which initiates calling the Extraordinary Meeting of Shareholders should send to the company Board of Directors a written request containing wordings of resolutions on each of items of the agenda as well as suggestions on the form of calling of the Extraordinary Meeting of Shareholders.

If calling of the Extraordinary Meeting of Shareholders is initiated by shareholders (shareholder) it should contain names (descriptions) of shareholders (shareholders) which requests calling of such meeting and indicate the number, categories (types) of shares they own.

The request on calling the Extraordinary Meeting of Shareholders should be signed by persons (person) which request calling the Extraordinary Meeting of Shareholders.

17.3. The company Board of Directors should pass the resolution either on calling the Extraordinary Meeting of Shareholders or on rejection to call it within five days from the date of making the request.

The resolution on rejection to call the Extraordinary Meeting of Shareholders may be passed in following cases:

- if the established order of submission of the request on calling the Extraordinary Meeting of Shareholders is not observed;
- if a shareholder (shareholders) which requests calling the Extraordinary Meeting of Shareholders is not the owner of 10 percent of company ordinary shares;
- none of the items proposed for inclusion in the agenda of the Extraordinary Meeting of Shareholders corresponds to the requirements of the acting legislation of RF.

The resolution of the Board of Directors on calling the Extraordinary Meeting of Shareholders or the motivated resolution on rejection to call such meeting should be sent to persons which request calling the meeting not later than three days after passing such resolution.

17.4. In cases when in compliance with articles 68-70 of the Federal law On joint-stock companies the company Board of Directors must pass the resolution on calling the Extraordinary Meeting of Shareholders such Meeting should be conducted within 40 days from the date of making the request on calling the Extraordinary Meeting of Shareholders.

If the proposed agenda of the Extraordinary Meeting of Shareholders includes the item on electing members of the company Board of Directors such Extraordinary Meeting of Shareholders should be conducted within 70 days from the date of making the request on calling the Extraordinary Meeting of Shareholders.

18.COMPANY BOARD OF DIRECTORS

18.1. The company Board of Directors carries out the general management of the company performance and passes resolutions on all issues except for issues related to the competence of the General Meeting of Shareholders

18.2. The competence of the company Board of Directors includes the following:

1) establishing priority directions of the company activity;
2) calling Annual and Extraordinary Meetings of Shareholders, except for cases stipulated by item 8 of article 55 of the Federal law On joint-stock companies 22.5;
3) approval of the agenda of the General Meeting of Shareholders;
4) fixing the date of making up the list of shareholders that have the right to attend the General Meeting of Shareholders, and other issues related to the competence of the company Board of Directors in compliance with provisions of chapter VII of the Federal law On joint-stock companies and related to preparation for the General Meeting of Shareholders;
5) increase in the size of the company charter capital by placing additional shares within the limits of number and categories (types) of declared shares;
6) placement by the company of bonds and other issuing securities in cases specified by the Federal law On joint-stock companies;
7) fixing the price (monetary evaluation) of assets, price of placement and repurchase of issuing securities in cases stipulated by the Federal law On joint-stock companies;

8) acquisition of shares, bonds and other securities placed by the company in cases stipulated by the acting law;
9) recommendations on the size of compensation and reward to be paid to the members of the company Auditing Commission and fixing the size of payment for services of the Auditor;
10) recommendations on the size of dividends on shares and on the procedure of dividends payment;
11) the use of the company reserve fund and other funds;
12) approval of the company internal documents except for the internal documents approval of which according to the Federal law On joint-stock companies falls within the sole competence of the General Meeting of Shareholders, also other internal documents approval of which, according to the company Charter, falls within the competence of the company executive bodies;
13) establishing branches and representative offices;
14) passing resolutions on participation of the company in other organizations, establishment of company subsidiaries;
15) approval of large deals in cases stipulated in chapter X of the Federal law On joint-stock companies;
16) approval of deals of interest (article 81 of the Federal law On joint-stock companies) in the case when the acting legislation does not include signing such deals within the competence of the General Meeting of Shareholders;
17) approval of the annual budget and investment plan of the company;
18) approval of any investment in excess of $1,000,000 (one million) which falls beyond the approved annual investment plan;
19) approval of deals of assignment of lease or leasing of fixed assets or production facilities if the residual value of these assets exceeds $1,000,000 (one million) and (or) these deals fall beyond the approved annual investment plan, or if future payments or future income arising from such lease exceed $1,000,000 (one million);
20) approval of deals of sale (also barter, donation, contribution to the charter capital) of any fixed assets and intangible assets of the company if the size of such deal exceeds $1,000,000 (one million);
21) approval of deals connected with putting in pledge or with other encumbrance in relation to the company assets if the size of the deal exceeds the sum indicated in the annual budget;
22) approval of deals of acquisition of shares, bonds, bills of exchange and other securities issued by the third parties except for financial tools used by the company for repayment of its normal financial obligations;
23) approval of loan agreements in the case when they exceed the borrowing limits approved by the company annual budget;
24) changing the accounting policy and methods of book keeping;
25) approval of the company registrar and terms of a contract with him, also termination of the contract;
26) determination of the company auditor;
27) approval of resolutions on issuing securities of the company, prospectuses, reports on the results of issuance of the company securities to be submitted in compliance with the acting law of the Russian Federation to the Federal Securities Market Commission (to its territorial branch) or to any other state body for the purpose of the state registration of the company security issues and/or reports on the results of issuance of the company securities;

28) determination of the form of provision by the company of materials (information) to shareholders, including determination of the publisher in case of notice in the form of publication;
29) other issues stipulated by the acting law or present Charter.

Issues related to the sole competence of the Board of Directors cannot be transferred to the General Meeting of Shareholders or to the company executive body for resolution.

19. ELECTION OF MEMBERS OF THE COMPANY BOARD OF DIRECTORS

19.1. Members of the company Board of Directors shall be elected by the General Meeting of Shareholders for a period up to the next Annual Meeting of Shareholders. If the Annual General Meeting was not called within the time period specified by legislation the terms of office of the company Board of Directors cease except for powers to prepare, call and conduct the Annual meeting of Shareholders.

The number of the Board members is 7 people.

19.2. Only shareholders which own in total not less than two percent of the company voting shares can nominate, including self-nomination, candidates on the Board of Directors. Given motions should be made in writing with the indication of the following:

- surname, name and patronymic of candidates;
- number and category of shares owned by a candidate if the latter is shareholder;
- name of a shareholder who nominates candidates and number and category of shares he owns.

The number of candidates to be nominated by a shareholder (shareholders) on the Board of Directors cannot exceed quantitative composition of the company Board of Directors.

Motions made with observation of the order established by the present Charter should be included in the List of candidates for voting on election to the company Board of Directors.

19.3. Members of the company Board of Directors are to be elected by cumulative voting. At cumulative voting the number of votes of each shareholder should be multiplied by the number of persons to be elected in the company Board of Directors. The shareholder shall have the right to give all votes obtained in such a way for a single candidate or distribute them between two or more candidates. Candidates receiving the majority of votes are considered as elected as members of the company Board of Directors.
19.4. The General Meeting of Shareholders may pass the resolution on the prescheduled termination of the term of office of only all members of the company Board of Directors.

19.5. Persons elected on the company Board of Directors may be elected the unlimited number of times.

19.6. Following the resolution of the General Meeting of Shareholders members of the company Board of Directors receive remuneration, they should be also compensated for all expenses connected with their performance of functions of members of the company Board of Directors.

The size of remuneration and compensation shall be determined by the resolution of the General Meeting of Shareholders.

20. CHAIRMAN OF COMPANY BOARD OF DIRECTORS

20.1. The Chairman of the company Board of Directors shall be elected by the members of the Board by a simple majority. The Board of Directors shall have the right to re-elect the Board Chairman at any time. the company General Director cannot be the Chairman of the company Board of Directors.

20.2. The Board Chairman shall organize the work of the Board, call sittings of the Board and preside at these sittings, he shall also organize running the Minutes of sittings, preside at the General Meeting of Shareholders.

In the absence of the Chairman his functions, on the resolution of the Board of Directors, may perform one of the Board members.

21. SITTINGS OF THE COMPANY BOARD OF DIRECTORS

21.1. The company Board of Directors shall pass during sittings resolutions on issues which fall within its competence. The company Board of Directors can pass resolutions on certain items of the agenda by the way of voting by correspondence. While calculating the quorum and the results of voting on the agenda the written opinion of a member of the company Board of Directors who is not present at the sitting may be taken into account.

21.2. Sittings of the company Board of Directors shall be called by the Chairman of the company Board of Directors and are conducted by the Board of Directors when necessary but at least once a month. The date of the next sitting should be fixed by the Board of Directors at the previous sitting.

The sitting of the company Board of Directors may be called on request of the Chairman of the Board of Directors, any member of the company Board of Directors, company Auditing Commission, company Auditor, company General Director.

21.3. Notices with the indication of the date, place and time of the sitting, items included into the agenda of the sitting should be sent to the members of the Board of Directors. Should the agenda of the sitting contain issues which require studying certain documents these documents should be enclosed to the notice.

Notices on calling the sitting of the Board of Directors should be sent to members of the Board of Directors not later than 7 (seven) days before the fixed date of the sitting. The notice should be sent to members of the Board of Directors either by fax at No. indicated by the member of the Board of Directors or by the registered letter at his postal address.

21.4. Quorum for conducting the sitting of the Board of Directors: 4 members of the company Board of Directors.

21.5. At voting each member of the Board of Directors has one vote.

The resolution on an increase in the company charter capital by placing additional shares, on approval of a large deal which subject matter is property valued from 25 to 50 percent of the balance value of the company assets should be passed unanimously by all members of the company Board of Directors, at that retiring members of the Board of Directors are not taken into account.

Resolutions on the remaining issues should be passed by a majority vote of those attending the meeting of the Board of Directors.

The transfer of the right to vote by a member of the company Board of Directors to any other person, including to other member of the Board of Directors is not allowed.

21.6. The Secretary of the Board of Directors should be appointed for calling and conducting the sitting of the Board of Directors.

The Secretary of the Board of Directors is the company employee which performs the organizational work connected with the activity of the Board of Directors, including preparing and sending notices, running the minutes of the sitting of the Board of Directors, preparing materials intended for studying by the members of the Board of Directors, preparing conduction of the General Meeting of Shareholders, registering all documentation received by the Board of Directors, also carrying out other technical work.

The Secretary of the Board of Directors shall be appointed by the Chairman upon agreeing with other members of the Board of Directors. The Secretary of the Board of Directors shall perform his functions on the basis of a contract to be signed with him.

The Secretary of the Board of Directors cannot be the members of the Board of Directors.

21.7. The minutes shall be taken during sittings of the company Board of Directors. the minutes should include the place and time of the sitting, persons attending the sitting, the agenda of the sitting, issues put to vote, the results of the vote and resolutions passed.

The minutes of the sitting of the company Board of Directors should be signed by a person presiding at the sitting and by the secretary. These persons should bear responsibility for the correct keeping of the minutes.

The minutes of the sitting of the company Board of Directors should be made not later than 3 (three) days after the sitting, its copy should be sent to all members of the Board of Directors.

22. COMPANY GENERAL DIRECTORS

22.1. The General Director is the sole executive body of the company.

22.2. The General Director shall be elected by the General Meeting of Shareholders for a period of 3 (three) years.

22.3. The General Director shall act on the basis of a contract to be signed between the General Directors and the company. This contract should be signed by the Chairman of the company Board of Directors on behalf of the company. The contract with the General Directors establishes his rights and obligations, the terms of performing by the General Directors his functions on issues which fall within his competence in compliance with the present Charter, also responsibility of the General Director.

22.4. The General Meeting of Shareholders shall have the right at any time to pass the resolution on prescheduled termination of powers of the General Director.

22.5. The General Directors manages the every-day activity of the company, including:

1) day-to-day management of the company running activity;
2) acts on behalf of the company without the power of attorney, represents the company in all institutions, enterprises and organizations in the Russian federation and abroad;
3) signs on behalf of the company deals and performs other legal actions;
4) issues powers of attorney, opens the settlement and other accounts with the banks;
5) approves the staff, hires and fires company employees;
6) issues orders and instructions compulsory for all company employees;
7) prepares information, materials and suggestions on all issues to be considered by the Board of Directors and General Meeting of Shareholders, ensures fulfillment of resolutions passed.

22.6. In the case of temporary absence of the company general Director (incapacity for work, vocation, business trip, etc.) his duty should be performed by a company director on the order by the company General Director.

23. AUDITING COMMISSION AND COMPANY AUDITOR

23.1. The Auditing Commission elected by the General Meeting of Shareholders and comprising 3 (three) people shall exercise the control over the financial and economic activity of the company.

23.2. Falling within the competence of the Auditing Commission is checking the financial and economic activity of the company, also checking running accounting and reporting by the company.

The Auditing Commission shall have the right:

- to request from the company managerial bodies and officials submission of all necessary materials, accounting and other documents as well as personal explanation about the financial and economic activity of the company;
- to direct to the Board of Directors the request to call the Extraordinary Meeting of Shareholders and send its representatives to attend the Meeting;
- to request calling sittings of the Board of Directors send its representatives to attend the sittings.

The Auditing Commission must confirm reliability of data indicated in the company annual report before their approval by the General Meeting of Shareholders or publication.

23.3. Members of the company Board of Directors, persons which hold other offices in the company managerial bodies cannot be elected as members of the Auditing Commission.

Proposals on nomination of candidates to the company Auditing Commission, including self-nomination, should be made by shareholders in writing.

Proposals on nomination of candidates to the company Auditing Commission should be send by shareholders not later than 30 days after the end of the fiscal year.

Proposals made with observation of the order established by the present and item and within the time period established by the present item should be included by the Board of Directors into the agenda of the General Meeting of Shareholders and tabled.

The General Meeting of Shareholders elects members of the Auditing Commission. Shares hold by members of the company Board of Directors or by persons which hold offices in the company managerial bodies cannot take part in voting at electing members of the Auditing Commission.

23.4. Following the resolution of the General Meeting of Shareholders the company shall approve the auditor or an auditing firm which should check the financial and economic activity of the company in the order established by the acting law of RF.

The auditing check of the financial and economic activity of the company should be performed by the auditor or auditing firm on the basis of a contract signed between the company and the auditor (auditing firm).

The company Board of Directors shall fix the size of the auditor (auditing firm) fee.

24. PERSONNEL AND LABOR RELATIONS

24.1. In order to achieve goals of its activity with observation of the labor law the company hires employees (personnel) and fires them.

24.2. The company shall independently establish the order and system of salary of the company employees, including all kinds of salaries, tariffs, remuneration, allowances, premiums securing however the minimum statutory salary.

24.3. The company shall have the right to introduce labor and welfare benefits for its employees in addition to ones established by the acting law.

25. ACCOUNTING AND REPORTING. COMPANY DOCUMENTS

25.1. The company shall keep books and submit financial reports in the order established by the acting law of RF.

The fiscal year of the company starts on 1 January and ends on 31 December.

25.2. Not later than 30 November of each fiscal year the company General Director should submit for approval by the Board of Directors the proposed business plan concerning activities of the company, its subsidiaries, branches and other separate subdivisions of the company for the next fiscal year with forecast for the next four years. This business plan should include planned balance sheets, profit and loss accounts, cash flows, budget plans of capital expenditure and spending of the working capital, profit, production level, forecast of the market development, plans of manning, forecast of the required level of funds.

25.3. Not later than on 30 April of each fiscal year the company General Director should submit to the Board of Directors the annual report concerning the fiscal year ended on 31 December in the previous year. The form and content of the report should be determined by the company Board of Directors. It should include balance sheets, profit and loss accounts, distribution of profit and loss, cash flows of the company, its subsidiaries, branches and other separate subdivisions of the company, other information stipulated by the law. The annual report should be preliminarily checked by the auditor and signed by the company General Director and chief accountant. The company may produce other kinds of reports the form and content of which to be defined by the company Board of Directors.

25.4. Not later than on 30 April of each fiscal year the company General Director should submit to the Board of Directors the annual managerial report concerning the fiscal year ended on 31 December in the previous year. This report should be signed by the General Director. It should include the opinion of the Auditing Commission on reliability of the annual financial report indicated in item 25.4 above as well the opinion on the efficiency of the internal control in the company, in its subsidiaries, branches and other separate subdivisions as of the latest date under report.

25.5. Within five weeks after the end of each calendar month the General Director should submit to the Board of Directors the monthly report on activities of the company, its subsidiaries, branches and other separate subdivisions concerning the given month. This document should include the balance sheet, profit and loss account and cash flow for the given month. The Board of Directors should consider the given report during its next sitting.

25.6. The company shall store its organizational and financial documents in compliance with the acting law of RF.

25.7. At the company reorganization all documents (managerial, financial, economic, personnel, etc.) should be transferred to its successor in compliance with the established rules.

25.8. At company liquidation documents of continuous storage of scientific and historical value should be passed to the archive bodies for the state storage; documents on the personnel (orders, personal records, record cards, personal accounts, etc.) should be passed to the archive bodies for the storage.

The transfer and ordering of documents should be effected by the force and at the expense of the Company in compliance with the requirements of the archive bodies.

26. DISCONTINUATION OF COMPANY ACTIVITY

26.1. The company discontinues its activity by reorganization (in the form of takeover or merger) or liquidation.

26.2. The company shall discontinue its activity:

- following the resolution of the General Meeting of Shareholders;
- on the basis of the ruling of the arbitration court at company insolvency or in cases of regular or serious breach of the acting law of RF, also on other grounds stipulated by the acting law of RF.

27. COMPANY REORGANIZATION

27.1. Reorganization of the company may take place by way of merger, takeover, splitting up, segregation or transformation in the order stipulated by the acting law of RF. The General Meeting of Shareholders shall pass the resolution on company reorganization.

27.2. At company reorganization necessary changes should be made to the Charter and to the state register.

28. LIQUIDATION OF COMPANY

28.1. Discontinuation of the company activity by way of liquidation may take place:

- on the basis of the resolution of the General Meeting of Shareholders (voluntary liquidation;
- on the basis of the court ruling in cases stipulated by the acting law (forced liquidation).

28.2. In case of passing the resolution on voluntary liquidation the General Meeting of Shareholders should inform the state registration bodies thereabout.

In case of forced liquidation the liquidation commission should be appointed by the court.

From the date of appointment of the liquidation commission it receives all powers concerning management of the company activity, including appearance before the court on behalf of the company.

28.3. After settlement with creditors the liquidation commission shall produce the final liquidation balance to be approved by the General Meeting of Shareholders.

29. DISTRIBUTION OF COMPANY ASSETS BETWEEN SHAREHOLDERS. LIQUIDATION FINALIZATION

29.1. After settlement with creditors the liquidation commission should distribute the remaining assets between shareholders in the following order:

- first turn: payments on shares which must be redeemed on request of company's shareholders in the order established by the acting law of RF;
- second turn: payments of calculated but not paid dividends on preference shares and their liquidation value;
- third turn: distribution of company's assets between shareholder owners of ordinary and preference shares.

Distribution of assets of each turn should be made after complete distribution of assets of the previous turn.

29.2. Liquidation of the company shall be considered as completed and the company shall be considered as discontinued its activity from the date of making an entry thereabout into the state register.

30. ADDENDA AND CHANGES

30.1. Addenda and changes to the present Charter should be made by the General Meeting of Shareholders except for cases stipulated by article 12 of the Federal law On joint-stock companies with the subsequent state registration in the established order.

Stamp:

Inspectorate of Tax Ministry of Russia, Oktyabrsky district, Ekaterinburg - 66125
Document registered in Unified State Register of Legal Entities under reg. No.
2046604402326
dated 05/07/2004

Stamp
Head of Inspectorate of Tax Ministry of Russia, Oktyabrsky district, Ekaterinburg
Officer of tax service of RF, rank II __________ S.G. Loginov
Nesterova L.I.

Round seal:

Tax Ministry of Russia. Department of Tax Ministry of Russia
Inspectorate of Tax Ministry of Russia, Oktyabrsky district, Ekaterinburg
INN 666202371

Stamp:
Inspectorate of Tax Ministry of Russia, Oktyabrsky district, Ekaterinburg - 66125

Copy of document on 17 pages
Copy is true. 12/07/2004

Translated by Barannikova Tatiana Grigorievna
Перевод выполнен переводчиком Баранниковой Татьяной Григорьевной

LIST OF AFFILIATED PERSONS

Open Joint-Stock Company Concern "Kalina"

(code of the issuer: 30306-D)

as of June 30, 2003

Chief Executive Officer

L.S.

T.R. Gorayev

List of affiliated persons

Affiliated person	Amount of the Company's shares the person holds	Share of the person in the Company's charter capital
Surname, Name and Patronymic: *Hans Johan Grietsen Hendrik Vreeman* Place of residence: *HA, Aerdenhout, Leeuwerkenlaan* Ground: *the person is a member of the Board of Directors (supervisory board) of the joint-stock company* Date of ground beginning: *27.05.2002*	-	-
Surname, Name and Patronymic: *Geller, Nikolai Arkadievich* Place of residence: *the city of Yekaterinburg* Ground: *the person is a member of the Board of Directors (supervisory board) of the joint-stock company* Date of ground beginning: *27.05.2002*	*70 580*	*0.84%*
Surname, Name and Patronymic: *Gorayev, Timur Rafkatovich* Place of residence: *the city of Yekaterinburg* Ground: *the person is a member of the Board of Directors (supervisory board) of the joint-stock company* Date of ground beginning: *27.05.2002* Ground: *the person acts as a sole executive body of the joint-stock company.* Date of ground beginning: *25.04.2001* Ground: *the person has the right to deal with more than 20 percent of the Company's voting shares* Date of ground beginning: *10.02.1999*	*5 524 311*	*66.04%*
Surname, Name and Patronymic: *Jan Dewijngaert* Place of residence: **Belgium, Herent town** Ground: *the person is a member of the Board of Directors (supervisory board) of the joint-stock company* Date of ground beginning: *19.04.2004*	-	-
Surname, Name and Patronymic: *Petrichenko Elena Dmitrievna* Place of residence: *Yekaterinburg* Ground: *the person is a member of the Board of Directors (supervisory board) of the joint-stock company* Date of ground beginning: *27.05.2002*	*91 965*	*1.10%*
Surname, Name and Patronymic: *Petrov, Alexander Yurievich* Place of residence: *the city of Yekaterinburg* Ground: *the person is a member of the Board of Directors (supervisory board) of the joint-stock company* Date of ground beginning: *27.05.2002*	*74 180*	*0.89%*
Surname, Name and Patronymic: *Chuvatin, Valeriy Vadimovich* Place of residence: *Yekaterinburg* Ground: *the person is a member of the Board of Directors (supervisory board) of the joint-stock company* Date of ground beginning: *27.05.2002*	*35 580*	*0.43%*
Name: *Kalina Overseas Holding B.V.* Location: *Strawinskylaan 3105, 1077ZX Amsterdam, the Netherlands* Postal address: *Strawinskylaan 3105, 1077ZX Amsterdam, the Netherlands* Ground: *the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person* Date of ground beginning: *8.05.2002*	-	-

Name: *subsidiary company "Pallada Vostok"* Location: ***the Republic of Uzbekistan, 702400, Tashkent oblast, the town of Almalyk, Primkulova St., 6*** Postal address: ***the Republic of Uzbekistan, 702400, Tashkent oblast, the town of Almalyk, Primkulova St., 6*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Date of ground beginning: ***16.02.2002***	-	-
Name: ***the subsidiary company "Pallada Ukraine"*** Location: ***254073, Ukraine, Kiev, M.Vovchok St., 18a*** Postal address: ***254073, Ukraine, Kiev, M.Vovchok St., 18a*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Дата наступления основания: ***14.08.2000***	-	-
Name: ***he subsidiary company: Torzhok"*** Location: ***54002, Ukraine, town Nikolaev, Malaya Morskaya St.,*** Postal address: ***54002, Ukraine, town Nikolaev, Malaya Morskaya St.,*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Date of ground beginning: ***29.08.2002***	-	-
Name: ***limited liability company "Zavod NOVOPLAST"*** Location: ***Russian Federation, 620138, Yekaterinburg, Komsomolskaya St., 80*** Postal address: ***Russian Federation, 620138, Yekaterinburg, Komsomolskaya St., 80*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Date of ground beginning: ***25.10.2002***	-	-
Name: ***Open Joint-Stock Company "Nikolaevsky Perfume and Cosmetics Combine "Alye Parusa"*** Location: ***54002, Ukraine, twon Nikolaev, Malaya Morskaya St.,*** Postal address: ***54002, Ukraine, twon Nikolaev, Malaya Morskaya St.,*** Ground: ***the joint-stock company has the right to deal with more than 20 percent of the total amount of votes in shares (investments, shares), being a charter (collected) capital of this person*** Date of ground beginning: ***7.03.2002***	-	-

APPROVED BY:
the decision of the Board of Directors
of the Open Joint stock company
Concern "Kalina".
Minutes of the Meeting of
the Board of Directors №12
dated November 3, 2004

Chairman of the Board of Directors

_______________ (Johan Vreeman)

Corporate Governance Code

Of the Open Joint Stock Company

Concern "Kalina"

Ekaterinburg

2004

Preamble

The present Corporate Governance Code (further on - Code) of the Open Joint Stock company Concern "Kalina" is developed in accordance with the legislation of the Russian Federation taking into account internationally acknowledged principals of corporate governance such as Principals of corporate governance of OECD(Organization of economical cooperation and development) and recommendations to the Corporate Governance Code developed by the Federal Commission for Securities Market of Russian Federation, and approved by the decision of the Board of Directors Meeting dated November 3, 2004.

The aim of the present Code is to provide all the Shareholders of the Company with the effective way of protecting their rights and interests, to raise the transparence of the Company as well as to confirm the commitment of the Company to the standards of the appropriate corporate governance through:

- strict keeping to all procedures which are to provide realization of rights and protecting interests of the Shareholders;
- effective and conscientious work of the Board of Directors and the Chief Executive Officer acting in favor of the Company and the Shareholders, including the minority Shareholders, and creating conditions for stable increase of the shares' value; and
- appropriate furnishing of information and transparence as well as through effective system of managing risks and inner inspection.

Accepting the present Code and strictly keeping to its statements, statements of the Charter and other internal documents of the Company, the Company confirms its intention to contribute to developing and perfecting the experience of appropriate corporate governance.

The company takes an obligation to keep to the principals of corporate governance specified in the present Code and is to provide the estimation and the observance of its spirit and its statements by all the employees of the Company, its subsidiaries and affiliates.

Information about the Company:

The Open Joint Stock Company Concern "Kalina" is one of the largest Russian manufacturers of perfumery, cosmetics and household chemical goods.

The mission of the Company is to create Leading brands on the markets of perfumery, cosmetics and household chemical goods. The values of the Company are leadership, honesty, effectiveness.

The Company sees the markets of Russia and CIS as the key ones for its operation. The Shareholders of the Company are Russian as well as foreign legal entities and individuals. The shares of the Company are being listed on the largest Russian stock exchanges. The Company has subsidiaries in Russia, Ukraine and in the Netherlands.

Contents

Part I Keeping to principals of corporate governance.

Term and principals

The Company understands corporate governance as a system of mechanisms of managing and controlling Company's operation, regulating relationships between Shareholders, Board of Directors, executive bodies of the Company and other interested persons.
It sees corporate governance as a means for raising effectiveness of Company's operation providing easier access and lowering the value of capital, strengthening Company's regulation and finally, increasing wealth of Company's Shareholders.

Corporate governance of the Company is based on the following principals:

- **Justice.** The Company commits itself to keeping and protecting the rights of Shareholders, providing equal attitude to all Shareholders including minority (and foreign) Shareholders. The Board of Directors gives all the Shareholders an opportunity to have effective protection in case of violation of their rights.
- **Accountability.** The Code provides accountability of the Board of Directors to its Shareholders and serves as guideline to the Board of Directors in developing strategy managing and controlling the operation of the executive power of the Company.
- **Responsibility.** The Company acknowledges the rights of other interested persons according to the requirements of legislation and other normative regulation.
- **Transparency**. The Company provides furnishing well timed reliable information about all material events relevant to Company's operation including its financial state, operational results, property structure and management of the Company as well as free access to this information to all interested persons.

The Company, its officials and all employees in their work are guided by the norms of the existing legislation as well as ethic norms acknowledged in business society in accordance with the statements of the Code.

The internal documents of the Company.

The statements of the Code are a matter of principal.
Some structures, processes and experiences of corporate governance are regulated by the Charter and other internal documents of the Company including the following:

- ✓ By-law on the General Meeting of Shareholders;
- ✓ By-law on the Board of Directors;
- ✓ By-law on Inspection Commission;

- ✓ By-law on Informational policy;
- ✓ By-law on Dividend policy; and
- ✓ By-law on the Auditing Committee of the Board of Directors.

The above-mentioned documents of the Company are developed in accordance with the statements of the existing legislation as well as with the main statements of the Code of the Federal Commission for Securities Market and internationally acknowledged principals of corporate governance. The Charter and other internal documents of the Company are published on the web site of the Company.

General management structure.

The system of corporate governance of the Company includes the following organs:

- **The General Meeting of Shareholders**, i.e. the supreme organ of Company's management which provides participating of shareholders in managing and profit of the Company.
- **The Board of Directors**, which is in charge of developing strategy of the Company and managing, controlling the executive power.
- **The Chief Executive Officer** responsible for the current management of company's operation, execution of strategy formulated by the Board of Directors.
- **Inspection Commission**, which controls financial-economic operation of the Company and is accountable only to the General Meeting of Shareholders.
- **Department of financial controlling**, which carries out functions of the inner inspection of the Board of Directors and is under double command- of the Board of Directors and the Chief Executive Officer.

Part I. Rights of Shareholders.

1. All Shareholders have the right to participate in managing of the Company and its profit. The statements of the Charter and internal documents of the Company in accordance with the legislation of the Russian Federation regulate all the rights of Shareholders.

The Board of Directors, executives and all the employees of the Company are to provide realization of Shareholders' rights based on equal attitude to Shareholders possessing the number of the same type (category) and keeping legal interests of Shareholders. The Company pays much attention to protecting Shareholders' rights for Company's shares owned by them.

The list of Company's Shareholders is kept by an independent registrar. Choice and destination of an independent registrar having all necessary technical means and irreproachable reputation allows the Company to provide reliable and effective registration of ownership rights for shares and other securities of the Company.

2. An integral right of Company's Shareholders is an opportunity to deal with their shares freely according to the existing legislation including alienation and negotiation of shares.

The Company does its best to create favorable conditions for realizing this right of its Shareholders. The shares of the Company are listed on the largest stock exchanges of Russia. The Company will be constantly acting and performing so that to raise shares' liquidity including bringing out Company's securities on the world stock exchanges.

3. Company's Shareholders have the right to get full and true information about the Company regularly and well-timed.

Intending to provide Shareholders with full information the Company strictly meets all the requirements of the existing legislation in the sphere of furnishing information and also additionally informs investors and Shareholders about its operation, its financial economic results and other material events in Company's operation.

All information about the Company is by all means furnished on Company's Internet web site.

The Company provides constant availability of contact information and access of specialists in investor relations for communication with Shareholders and investors.

4. Each Shareholder has the right to participate in managing the Company. The Shareholders may realize their right, first of all, formulating the Agenda of General Meeting of Shareholders as well as participating and taking decisions for questions of the Agenda on the General Meeting of Shareholders including offers on candidatures to the Board of Directors and executives of the Company.

The Company has the By-law on General Meetings of Shareholders containing the detailed description of preparing, holding and taking decisions by General meetings.
Fare and effective way of making offers to questions of the Agenda of General Meeting of Shareholders is accepted in the Company including offers about candidatures to the Board of Directors. The Agenda cannot be changed after it has been approved by the General Meeting of Shareholders.

The Company undertakes all necessary measures to provide participating of Shareholders in General Meeting and their active voting for questions of the Agenda. The Company sends each Shareholder a notification about General Meeting of Shareholders no less than 30 days before its actual date in case the legislation does not stipulate a longer period.
The place of holding the General Meeting of Shareholders is chosen taken into account its accessibility to major Shareholders. The registration order is convenient to all participants and provides quick and easy access to the place of the meeting.

Company's Shareholders have an opportunity to vote personally or without personal presence and the votes in both cases have the same effect.

Company's Shareholders timely get reliable and full information necessary for taking reasonable decisions on questions included in the Agenda of the General Meeting of Shareholders.

The Company provides presence of Shareholders-members of the Board of Directors, executives, Inspection Commission and outside auditor on the Meeting so that they can answer the questions of Shareholders. The Chairman of the Meeting provides quick and effective work of the General Meeting of Shareholders.

5. Shareholders have the right for getting their profit share of the Company.

The Company guarantees well-timed and full payment of the announced dividends in order to provide realization of the stated right of Shareholders.

The Company determines the understandable procedure of fixing the sum of dividends and way of paying them out to Shareholders. Every 2-3 years the Board

of Directors approves the internal document describing such procedure. (By-law on Dividend Policy)

6. Besides realizing their rights Company's Shareholders take responsibility for the long-term stability and increase of Company's wealth to each other, to the Company and other interested persons.

Shareholders should take into account all advantages and disadvantages, which realization of their rights results in.

Shareholders should neither act intending to do any harm to other Shareholders of the Company nor abuse their rights in any other way.

Part II. Appropriate experience of the work of Board of Directors and Executive Power.

Board of directors

The Board of Directors acts in absolute accordance with the existing legislation, the Charter, internal documents of the Company including the By-law on the Board of Directors and the Code, keeping in its work to the best practice of corporate governance.

The Board of Directors represents Company's interests, provides keeping its rights and is responsible for its wealth and successful development.

1. The Board of Directors sees its aim as a conscientious, competent and effective execution of its functions.

The Board of Directors plays the major role in defining and realizing development strategy of the Company and approves annual budget.

The Board of Directors develops the system of controlling the operation of the Company as a whole and executive power - in particular providing their effective functioning.

The Board of Directors provides realization and protection of legal rights and interests of Shareholders as well as contributes to settling down corporate conflicts.

The Board of Directors provides furnishing and spreading information about Company's operation.

2. Membership of the Board of Directors should provide its effective work and represent different groups of Shareholders.

Quantitative membership of Board of Directors is defined by the Charter of the Company. Each Member of the Board of Directors has necessary experience, knowledge, qualification as well as irreproachable reputation necessary for executing duties of a Member of the Board of Directors and organizing effective work of the Board in favor of the Company and its Shareholders.

In order to represent interests of different groups of Shareholders including minority ones the Board of Directors should have Independent Directors.

According to Company's definition an Independent Director should conform to the following criteria:

1) To be an official or an employee of the Company neither for the last 3 years nor at present.

2)To be neither Shareholder owing more than 2% of voting shares of the Company nor an official(employee of the shareholder owing more than 2% of voting shares of the Company).

3) Not to be an official of other companies where any of the officials of the company is a member of the committee on personnel and remuneration of the Board of Directors.

4) Not to be a close relative (the Code defines close relatives as spouse, parents, children, brothers and sisters) to any official or member of the Board of Directors of the Company.

5)Not to be a party in commitments to the Company according to which he may acquire property (get cash) of value more than 10 % of the cumulative annual income of this person besides getting remuneration for participating in the Board of Directors.

6)Not to be an official of Company's counterparts the cumulative volume of transactions between this counterpart and the Company accounts for more than 10% of balance value of Company's assets.

7) Not to be a representative of the state.

In case an Independent Director in the Board of Directors under any circumstances does not meet requirements to Independent Directors he is to inform the Board of Directors about it. The Board of Directors is to furnish this information to Company's Shareholders and other interested persons.

The Company admits that a Member of Board of Directors having executed his functions for more than 7 years could not be considered independent.

3. Members of the Board of Directors should execute commitments laid on them in conscientious and reasonable way in favor of the Company and all its Shareholders on the basis of all necessary information.

Members of the Board of Directors neither divulge nor use confidential information about the Company for personal purposes.

Members of the Board of Directors should give enough time to effective executing their commitments.

Members of the Board of Directors take an obligation to keep themselves from actions which may lead to conflict between interests of the Director and the Company. In case this conflict occurs the Member of the Board of Directors takes an obligation to furnish information about the conflict of interests to other members of the Board of Directors as well as to abstain from voting for such issues.

2. Organization of work of the Board of Directors including the way of calling and holding the Meeting of the Board is regulated by The By-law on the Board of Directors.

Periodicity of meetings of the Board of Directors is stipulated by the Charter of the Company.

Meeting of the Board of Directors can be held internally as well as externally. An external meeting can be held only in case of consent of all its members.

Some questions decisions for which are taken by the Board of Directors can be considered only on the internal meeting of the Board of Directors. These questions are:

- approval of the priority directions for the operation and annual budget of the Company;
- calling the Annual General Meeting of Shareholders as well as calling or refusal to call an Extraordinary General Meeting of Shareholders and taking decisions necessary for calling and holding the General Meeting of Shareholders;
- putting to the consideration of the General Meeting of Shareholders offers of reorganization and or elimination of the Company;
- increase in the authorized capital through distributing additional shares within the limits of quantity and categories (types) of the announced shares.

Members of the Board of Directors have access to all information necessary to conscientious execution of their functions and taking reasonable decisions. The Secretary of the Board of Directors provides all the Directors with precise and exhaustive information together with the notification about carrying out the Board of Directors but no less than 7 days before the actual date of the Meeting.

In order to organize its work effectively the Board of Directors can form committees. The Board of Directors by all means forms the Auditing Committee.

Performance of all committees is regulated by internal documents containing information about membership, competence, operational order as well as about rights and obligations of committees' members. The Chairman of the Board of

Directors appoint chairmen of committees from the members of the Board of Directors.
Each committee gives its preliminary opinions for major questions in the sphere of competence of the Board of Directors. After each meeting committee reports about the Meeting of the Board of Directors.

3. The Company keeps transparent policy of remuneration of the members of the Board of Directors.

Remuneration of the members of the Board of Directors depends on personal participation of each member in the work of the Board and on long-term development of the Company, however, its mechanism does not infringe the independence of Directors. The Board of Directors periodically re-considers the size of remuneration paid to Directors. All the Members of the Board of Directors sign the contract with the Company. The Company publicly furnishes information about the remuneration of each member of the Board of Directors.

The Company does not grant personal loans or credits to Members of the Board of Directors.

4. The members of the Board of Directors bear responsibility for improper execution of their commitments in accordance with the existing legislation of the Russian Federation. The responsibility of the members of the Board of Directors of the Company may be insured according to the legislation of the Russian Federation and generally accepted international experience.

The Chief Executive Officer

The Chief Executive Officer manages the current operation of the Company targeted at fulfilling aims and tasks of the Company and executing the strategy approved by the Shareholders and the Board of Directors in compliance with the statements of the Charter and internal documents of the Company.

The question of electing and pre-scheduled terminating of commitments of the Chief Executive Officer is provided by the terms of reference of the General Meeting of Shareholders. The Chief Executive Officer is elected for the period of three years.

Rights and duties of the Chief Executive Officer, terms of executing his functions in questions under his competence in accordance with the Charter of the Company as well as his responsibility are stipulated in the contract concluded by him and the Company. The contract is signed by the Chairman of the Board of Directors.

The Chief Executive Officer acts conscientiously and reasonably in favor of the Company and its shareholders.

The Chief Executive Officer is engaged to retrain from actions which will lead or may lead to conflict between his interests and interests of the Company. In case such conflict occurs the Chief Executive officer is obliged to furnish information about the conflict o interests to the Board of Directors.

Part III. Furnishing information and transparency.

Well-timed and reliable furnishing of information is one of the major principals of Corporate Governance of the Company. This way the Company provides free and easy access to information about all the material events including the information about financial state, operational results, property and management structure. On the other hand the company intends to provide reasonable balance between the transparency and protection of commercial interests of the Company. The By-law on Informational Policy of the Company regulating questions of furnishing information prepared and approved by the Board of Directors is published on Internet web site of the Company.

According to the requirements of the Russian legislation and By-law on Informational Policy of the Company, the Company furnishes information (documents) for inquiries of Shareholders and in accordance with the legislation norms. The Company publishes detailed annual report including the paragraph about corporate governance and prepares other material documents such as issue outlines, quarterly reports, and information about material events. The Company furnishes information about experience of corporate governance, publishes calendar of corporate events and other material information on its Internet site timely.

The Company undertakes measures to protecting confidential information. Any information got by the employees of the Company and its management can not be used by them for their personal purposes.

The company keeps books and prepares the full set of financial statements in compliance with the Russian Accounting standards and financial accountancy. In addition, the Company prepares US GAAP statements and publishes it both in the annual report and on Internet web site of the Company.

Financial statements are accompanied by the detailed comments which allow the reader of these statements to interpret the data about financial results correctly. Financial information is supplied by the analysis and comments of management as well as the opinion of outside auditor and inspection commission.

The Auditing Committee focuses its attention on the three key aspects: financial accounts, risk management, internal and external audit. The head of this Committee is an Independent Director and it consists of the non-executive directors each of whom has sufficient knowledge of financial questions. Its power, membership, operational order and other questions are regulated by the By-law on the Auditing Committee of the Company.

An external auditor audits financial statements of the company. The outside auditor is an acknowledged independent audit firm. Independence is understood as independence of the auditor from the Company, its management and large Shareholders. Information about auditor's remuneration is furnished to Shareholders. The outside auditor is chosen by General Meeting of Shareholders on the basis of open tender according to recommendations of the Board of Directors.

The Company provides public furnishing of information about the actual owners of more than 5% of voting shares of the Company. In case of joining up of group of companies corporate ownership rights are legibly stated in the information furnished by the Company.

OPEN JOINT-STOCK COMPANY

Concern „KALINA"
80, Komsomolskaya St.,
Yekaterinburg, 620138

INN 6608000083
Settl. account 40702810400100010698
Corr. account 30101810300000000780
OJSC "Uarlvneshtorgbank"
BIK 046577780
OKPO 00333859 OKVAD 24.52
☎ Chief Executive Officer 262-06-81
Department of Corporate Finances 262-26-85
Teletype: 221550 «ЛИДИЯ»

To the Chairman of
The Quotation Committee of the Partnership
Stock Exchange «RTS»
K.B. Chernyshev

Quarter report of the issuer on observation of standards of corporate behavior (for securities be included and kept in the quotation list "B" of the partnership)

No.	List of standards of corporate behavior	Observed (in full, in part, not observed)	Note*
General requirements to issuers			
1.	The issuer should establish the Board of Directors elected by collective voting.	Observed in full	cl. 19.3 of the Charter
2.	The Board of Directors of the issuer should include not less than one independent director who meets the following requirements: • as of the date of elections and during 3 years before the election not be an official or employee of the issuer; • not be an official of other company in which any official of the issuer is a member of the committee of the Board of Directors for personnel and remunerations; • not be spouses, parents, children, siblings of the issuer's officials; • not be affiliated persons of the issuer and its affiliated persons; • not be parties in obligations with the issuer in accordance with the terms of which they can acquire property (receive money) value of which is 10 or more percent of the collective annual income of the said persons except for receiving the remuneration for participation in the activity of the issuer's the Board of Directors; • not be representative of the government; • not be a member of the issuer's Board of directors more than 5 years.	Observed in full	Independent directors in the Board of Directors of the issuer: 1. Johan Hendrik Grietsen Vreeman, chairman of the Board of Directors 2. Reinhold Shlensock
3.	The Board of Directors of the issuer should establish a committee exclusive functions of which are: assessment of candidates to auditors of the joint-stock company, discussion of the auditor's report, assessment of effectiveness of the issuer's internal control procedures and preparation of proposals for	Observed in part.	Audit committee will be established before the end of 2005, order of its work will be described in the

	their improvement (Audit committee, headed by the independent director). Audit committee should consist only of independent directors and if it is impossible for reasons beyond its control only of independent and non-executive directors (directors who are not sole executive body and/or members of the collective executive body of the issuer). The results of the discussion of the issuer's auditor reports prepared by the audit committee shall be submitted as materials for annual general participants' meeting of the issuer.		Regulation of Audit Committee of the Board of Directors. Now functions of the Audit committee are fulfilled by the Board of Directors in full
4.	Internal documents of the issuer should contain duties of the members of the Board of Directors, members of the collective executive body, person fulfilling the functions of the sole executive body including managing organizations and its officials, disclose information about holding the issuer's securities as well as of selling and/or acquisition of the issuer's securities.	Not observed	This regulation will be included into the Code of corporate behavior of OJSC Concern "Kalina". The Code of corporate behavior will be implemented before the end of 2005.
5.	The issuer shall disclose information of amount of remuneration received by the members of the Board of Directors, members of the collective executive body and persons fulfilling the functions of the sole executive body including managing organization and the manager.	Observed in full	Information is disclosed quarterly in the Issuer's quarter report, cl. 5.3
6.	The issuer's Board of Directors shall approve the document of information usage of issuer's activity, of the company's securities and transactions with them which is not pubic and disclosure of which can have strong influence on market value of the issuer's securities.	Not observed	Regulation of information policy will be implemented before the end of 2005
7.	The issuer's Board of Directors shall approve the documents defining the procedures of internal control for financial and economic activity of the issuer, control for observation of which shall be carried out by separate structural subdivision of the issuer notifying the Audit committee about the violation occurred.	Not observed	Regulation of internal control will be implemented before the end of 2005
Additional requirements to issuers being joint-stock companies			
8.	The Notification of holding the general shareholders' meeting should be sent not less than 30 days before its holding unless longer period is stipulated in the legislation.	Observed in full	Notification of an extraordinary shareholders' meeting dd. August 10, 2004 was actually sent by mail and put to web site of the Issuer on June 23, 2004. The Issuer plans to reflect this norm in its internal documents before the end of 2005
9.	The joint-stock company assumed the obligation not to release the buyer from the duty to offer ordinary shares (issued securities convertible into ordinary shares) to the Company's shareholders when buying 30 and more percent of ordinary shares of the joint-stock company.	Not observed	This clause shall be included in the Code of corporate behavior of the Issuer
Additional requirements to issuers not being joint-stock companies			
10	Issuers not being joint-stock companies should follow	-	-

	the regulations of standard legal acts of the Federal body determining the requirements to information disclosure by joint-stock companies.		

Chief Executive Officer of
OJSC Concern "Kalina" T.R. Gorayev

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.12 dated 25.04.2003

Chief Executive Officer of JSC Kontsern "Kalina" Timur R. Goryayev ___________
(signature)

seal

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: I quarter of 2003

Open joint stock company Kontsern "Kalina"

Issuer's code: 30306-D

Location: 80 Komsomolskaya Street, Ekaterinburg
Postal address: 80 Komsomolskaya Street, Ekaterinburg 620138

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities.

Chief Executive Officer Timur R. Goryayev _______________
(signature)

Chief Accountant Tatyana G. Babina _______________
(signature)

25.04.2003

(seal)

Contact: ***Dmitry Alexandrovich Argunov***
Deputy Head of Corporate Finance Department
Tel.: *+7-3432-620986* Fax: *+7-3432-622232*
Email: ***argmail@kalina.org***

This document is based on the Electronic Questionnaire
developed by the federal Securities Market Commission of Russia

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.13 dated 29.07.2003

Chief Executive Officer of JSC Kontsern "Kalina" Timur R. Goryayev ___________
(signature)

seal

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: II quarter of 2003

Open joint stock company Kontsern "Kalina"

Issuer's code: 30306-D

Location: 80 Komsomolskaya Street, Ekaterinburg
Postal address: 80 Komsomolskaya Street, Ekaterinburg 620138

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities.

Chief Executive Officer Timur R. Goryayev ______________
(signature)

Chief Accountant Tatyana G. Babina ______________
(signature)

29.07.2003

(seal)

Contact: ***Dmitry Alexandrovich Argunov***
Deputy Head of Corporate Finance Department
Tel.: *+7-3432-620986* Fax: *+7-3432-622232*
Email: ***argmail@kalina.org***

This document is based on the Electronic Questionnaire
developed by the federal Securities Market Commission of Russia

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.17 dated 11.11.2003

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: III quarter of 2003

Open joint stock company Kontsern "Kalina"

Issuer's code: 3 0 3 0 6 – D

Location: 80 Komsomolskaya Street, Ekaterinburg

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Acting Chief Executive Officer by Direction № 214-L dated 30.10.2003	__________**Valeriy V. Chuvatin** **Signature**
Date "____" ________________ 20 ___ .	
Chief accountant **Date "____" ________________ 20 ___ .**	___________**Tatiana G. Babina** **Signature** Seal

Contact: *Dmitry Alexandrovich Argunov , Head of Corporate Finance Department*
Tel: **(3432) 62 26 85**
Fax: **(3432) 62 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.12 dated 10.02.2003

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: IV quarter of 2003

Open joint stock company Kontsern "Kalina"

Issuer's code: 3 0 3 0 6 – D

Location: 80 Komsomolskaya Street, Ekaterinburg

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Chief Executive Officer **Date "____" __________________ 20 ___ .**	**___________ Timur R. Goryaev** **Signature**
Chief accountant **Date "____" __________________ 20 ___ .**	**____________Tatiana G. Babina** **Signature** Seal

Contact: *Dmitry Alexandrovich Argunov , Head of Corporate Finance Department*
Tel: **(3432) 62 26 85**
Fax: **(3432) 62 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.15 dated 26.03.2004

ANNUAL REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: year of 2003

Open joint stock company Kontsern "Kalina"

Issuer's code: | 3 | 0 | 3 | 0 | 6 | - | D |

Location: 80 Komsomolskaya Street, Ekaterinburg

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Chief Executive Officer **Date "3"November 20 04.**	__________ **Timur R. Goryaev** **Signature**
Chief accountant **Date "3" November 20 04.**	___________**Tatiana G. Babina** **Signature** Seal

Contact: *Dmitry Alexandrovich Argunov , Head of Corporate Finance Department*
Tel: **(343) 262 26 85**
Fax: **(343) 262 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.5 dated 13.05.2004

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: I quarter of 2004

Open joint stock company Kontsern "Kalina"

Issuer's code: 3 0 3 0 6 – D

Location: 80 Komsomolskaya Street, Ekaterinburg

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Chief Executive Officer **Date "_13" _May________20 04 .**	**___________ Timur R. Goryaev** **Signature**
Acting Chief accountant **Date "__13__" _May______ 20 04 .**	**_________ElenaA. Kruzhnikova** **Signature** Seal

Contact: *Dmitry Alexandrovich Argunov , Head of Corporate Finance Department*
Tel: **(343) 262 26 85**
Fax: **(343) 262 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.10 dated 03.08.2004

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: II quarter of 2004

Open joint stock company Kontsern "Kalina"

Issuer's code: | 3 | 0 | 3 | 0 | 6 | – | D |

Location: 80 Komsomolskaya Street, Ekaterinburg

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Chief Executive Officer **Date "__3__" _____August___________ 20 _04__ .**	**__________ Timur R. Goryaev** **Signature**
Chief accountant **Date "__3__" _____August___________ 20 _04__ .**	**___________Tatiana G. Babina** **Signature** Seal

Contact: ***Dmitry Alexandrovich Argunov , Head of Corporate Finance Department***
Tel: **(343) 262 26 85**
Fax: **(343) 262 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "Kalina"
Minutes No.12 dated 03.11.2004

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: III quarter of 2004

Open joint stock company Kontsern "Kalina"

Issuer's code: 3 0 3 0 6 - D

Location: 80 Komsomolskaya Street, Ekaterinburg

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Chief Executive Officer **Date "3"November 20 04.**	___________ **Timur R. Goryaev** **Signature**
Chief accountant **Date "3" November 20 04.**	____________**Tatiana G. Babina** **Signature** Seal

Contact: ***Dmitry Alexandrovich Argunov , Head of Corporate Finance Department***
Tel: **(343) 262 26 85**
Fax: **(343) 262 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

Information about issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent as well about changes of such an interest in the amount divisible by 5 percent.

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Full trade name of the commercial organization participating interest in the charter (share) capital (share fund) (ordinary shares) of which the issuer acquired or in which the said interest of the issuer changed: ***Limited Liability Company "KIT-Capital"***
Place of the commercial organization location, participating interest in the charter (share) capital (fund share fund) (ordinary shares) which the issuer acquired or in which the said issuer's interest changed: ***4, Scherbakova St., Yekaterinburg, Russia, 620076***
The issuer's participating interest in the charter (share) capital (share fund) of the said organization before changes: ***0.00 %***
The issuer's participating interest in the charter (share) capital (share fund) of the said organization after changes: ***12.17 %***
Date when the participating share of the issuer in the charter (share) capital (share fund) of the said organization changed: ***May 20, 2004***

Acting Chief Executive Officer of
OJSC Concern "Kalina"
Acting of the basis
of Order No. 88-17 dd. May 14, 2004

____
Signature

V.V. Chuvatin

Date: "20" May, 2004
L.S.

Information about issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent as well about changes of such an interest in the amount divisible by 5 percent.

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Full trade name of the commercial organization participating interest in the charter (share) capital (share fund) (ordinary shares) of which the issuer acquired or in which the said interest of the issuer changed: ***Subsidiary "Torzhok" of Open Joint-Stock Company Concern "Kalina"***
Place of the commercial organization location, participating interest in the charter (share) capital (fund share fund) (ordinary shares) of which the issuer acquired or in which the said issuer's interest changed: ***106, Malaya Morskaya St., town Nikolaev, Ukraine, 54002***
The issuer's participating interest issuer in the charter (share) capital (share fund) of the said organization before changes: ***100.00 %***
The issuer's participating interest in the charter (share) capital (share fund) of the said organization after changes: ***0.00 %***
Date when the issuer's participating share in the charter (share) capital (share fund) of the said organization changed: ***June 2, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" ___________ T.R. Gorayev
Signature

Date: "2" June, 2004
L.S.

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Zhizn" newspaper.**

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed Joint-Stock Company "Citybank" (nominal holder)***
Percentage of the issuer's ordinary shares the said person held before changes: ***70.13 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***60.15 %***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***June 7, 2004***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***European Bank for Reconstruction and Development***
Percentage of the issuer's ordinary shares the said person held before changes: ***19.23 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***16.50 %***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***June 7, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" ___________ T.R. Gorayev
Signature

Date: "07" June, 2004
L.S.

Information about issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount not less than 5 percent as well as about changes of such an interest in the amount divisible by 5 percent.

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Full trade name of the commercial organization participating interest in the charter (share) capital (share fund) (ordinary shares) of which the issuer acquired or in which the said interest of the issuer changed: ***Limited Liability Company "PALLADA-VOSTOK" of Open Joint-Stock Company Concern "Kalina"***
Place of the commercial organization location, participating interest in the charter (share) capital (fund share fund) (ordinary shares) which the issuer acquired or in which the said issuer's interest changed: ***6, Pirimkulova St., town Almalyk, Uzbekistan, 702400***
The issuer's participating interest in the charter (share) capital (share fund) of the said organization before changes: ***100.00 %***
The issuer's participating interest in the charter (share) capital (share fund) of the said organization after changes: ***5.00 %***
Date when the issuer's participating share in the charter (share) capital (share fund) of the said organization changed: ***June 21, 2004***

Chief executive officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date "21" June 2004
L.S.

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***
Unique code of the issuer given by a registering organ: ***30306-D.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org.***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed Joint-Stock Company "Citybank" (nominal holder)***
Percentage of the issuer's ordinary shares the said person held before changes: ***60.15 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***55.6208 %***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***June 21, 2004***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***European Bank for Reconstruction and Development***
Percentage of the issuer's ordinary shares the said person held before changes: ***16.50 %***
Percentage of the issuer's ordinary shares the person holds after changes: ***10.674 %***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***June 21, 2004***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed Joint-Stock Company "Depositary-Clearing Company"***
Percentage of the issuer's ordinary shares the said person held before changes: ***1.4582 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***12.6313 %***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***June 21, 2004***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***"ING BANK (EVRASIA) ZAO" (closed joint-stock company")***
Percentage of the issuer's ordinary shares the said person held before changes: ***0.5434 %***
Percentage of the issuer's ordinary shares the said person holds after changes: ***5.1573 %***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***June 21, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "21" June, 2004
L.S.

NOTIFICATION ABOUT PLACEMENT PRICE OF ISSUED SECURITIES OR THE ORDER OF ITS DEFINITION (ABOUT PLACEMENT PRICE TO PERSONS IN THE LIST OF PERSONS WITH THE PREEMPTIVE RIGHT FOR SHARES ACQUISITION)

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Abbreviated trade name of the issuer: ***OJSC Concern "Kalina"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Vedomosti"* newspaper.**

Kind, category (type), series and other identification features of the securities; ***ordinary registered non-documentary shares***
State registration number of the issue of the securities: ***1-05-30306-D-002D***
Date of the state registration: ***October 21, 2003***
Name of the registration body which carried out state registration of the securities issue: ***Federal Commission of Securities Market***
The quantity of the securities placed: ***1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares***
Nominal value of each security placed: ***70 (seventy) rubles***
Volume of issue (additional issue) of the securities by nominal value: ***97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles***
Method of securities placement: ***public offering***;

Period (commenced and completion dates) of the securities placement and order of its definition:

The date of securities placement of the present additional issue (hereinafter "the shares") shall be defined by the issuer's the Board of Directors (hereinafter "the date of placement commenced"). And the placement can only be commenced after two weeks from the date of publishing the announcement about state registration of the securities issue (additional issue) and the order of access to information in the offering circular (hereinafter "the announcement of state registration of the shares additional issue") in accordance with the requirements of the Federal Law "On the Securities Market" and standard legal acts of the FKZB of Russia.
The announcement of state registration of the shares additional issue shall be published within the following periods:

- ***on tapes of news agencies "AKM" and "Interfax" within 1 (one) day from the date of state registration of the shares additional issue;***
- ***on the issuer's web site at www.kalina.org – within 3 (three) days from the date of state registration of the shares additional issue;***
- ***in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers – within 5 (five) days from the date of state registration of the shares additional issue.***

Two-week period shall be counted from the date of announcement about state registration of the shares additional issue in the "Vedomosti" and/or "Kommersant" and/or Rossiiskaya

Gazeta" provided that the Issuer follows the above-mentioned order of information disclosure. If this announcement about state registration of the shares was published in two or more newspapers the period shall be counted from the date of the earliest publication.

Information about decision of the Issuer's Board of Directors of the date of public placement commenced shall be published by the issuer on news tapes and on the web site in cases the date of the shares placement commenced was not defined in the announcement of state registration of the shares additional issue in the following time period:

- *on tapes of news agencies "AKM" and "Interfax" not later than 5 (five) day before the date of securities placement commenced;*
- *on the issuer's web site at www.kalina.org not later than 4 (four) days before the date of securities placement commenced;*
- *in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers not later than 5 (five) days after the date of the decision made by the Board of Directors about defining the date of placement commenced. In case the said announcement was published in two or more newspapers the period shall be counted from the date of the earliest publication.*

Date of Shares placing tenders, held by the organizer of securities market trade (hereinafter – "Public offering") shall be defined by the Issuer's Board of Directors (hereinafter – date of public offering commenced).

Information about decision of the issuer's Board of Directors defining the date of Public Offering commenced shall be published by the issuer on news tapes and on web site in case the date of public offering of shares commenced was not disclosed in the announcement of state registration of the shares additional issue or in the announcement of the date of placement commenced in the following time period:

- *on news-tapes of news agencies "AKM" and "Interfax" not later than 5 (five) day before the date of securities placement commenced;*
- *on the issuer's web site at www.kalina.org not later than 4 (four) days before the date of securities placement commenced;*
- *in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers not later than 5 (five) days after the date of the decision made by the Board of Directors about defining the date of public placement commenced. In case the said announcement was published in two or more newspapers the period shall be counted from the date of the earliest publication.*

Date of placement completion is 1) 30 (thirtieth) day after Public offering commenced, or 2) the last share offering date, or 3) on the expiry of one year from the date of state registration of the shares additional issue, depending on which date comes first.

Form of payment for the securities issued:
Payment shall be made in Russian rubles or in foreign currency in full in accordance with the decision of issue and offering circular

Placement price for securities to persons included to the list of persons with the preemptive right for the securities of the issue:

600 (six hundred) rubles

The managerial body of the issuer which made a decision about placement price definition of securities to persons included into the list of persons with the preemptive right for securities acquisition: ***the Board of Directors of Open Joint-Stock Company Concern "Kalina"***
Date of making a decision of placement price for the securities to persons in the list of persons with the preemptive right for the issued securities acquisition: ***October 22, 2003***

Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about placement price definition (order of price definition) of securities to persons included into the list of persons with the preemptive right for the issued securities acquisition: ***Minutes No. 6 of the Board of Directors meeting of OJSC Concern "Kalina" dd. October 22, 2003***

Chief Executive Officer of
OJSC Concern "Kalina" ___________ T.R. Gorayev
Signature

Date: "22" October, 2003
L.S

NOTIFICATION ABOUT
CHANGES IN THE PLACEMENT PRICE UNDER PREEMPTIVE RIGHT
OF THE ISSUED SECURITIES

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Abbreviated trade name of the issuer: ***OJSC Concern "Kalina"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Web site used by the issuer for providing information about important facts: *www.kalina.org*.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Vedomosti" newspaper.**

Kind, category (type), series and other identification features of the securities; ***ordinary registered non-documentary shares***
State registration number of the issue of the securities and date of state registration: ***1-07-30306-D dd. October 21, 2003***
Name of the registration body which carried out state registration of the securities issue: ***FKZB of Russia***
The quantity of the securities placed: ***1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares***
Nominal value of each security placed: ***70 (seventy) rubles***
Volume of issue (additional issue) of the securities by nominal value: ***97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles***
Method of securities placement: ***public offering***;

Period (starting and completion dates) of the securities placement and order of its definition: ***Information about decision of the issuer's Board of Directors defining the placement date shall be disclosed in the time period and in the order stipulated by the registered decision of the issue and the Offering circular and current legislation of the Russian Federation.***

Date of placement completion is 1) 30 (thirtieth) day after Public offering commencement, or 2) the last share offering date, or 3) on the expiry of one year from the date of state registration of the shares additional issue, depending on which date comes first.

Form of payment for the securities issued: ***Payment shall be made in Russian rubles or in foreign currency in full in accordance with the decision of issue and offering circular***

Placement price of securities:
On December 15, 2003, the Board of Directors of OJSC Concern "Kalina" has made a decision:

1. To cancel the decision of the Board of Directors of OJSC Concern "Kalina" dd. October 22, 2003 of defining the placement price under the preemptive right for ordinary registered shares (state registration No. 1-05-30306-D-002D).

2. to return to this issue in future with favorable changes in financial markets; to define the selling price for the shares by preemptive right and to give the

Company's shareholders the preemptive right for the second time in the order stipulated in the decision of the shares issue and offering circular.

The decision was made unanimously.

Date of making up and number of the minutes of the meeting of the issuer's managerial body at which the decision and cancellation of the decision of the Board of Directors of OJSC Concern "Kalina" dd. October 22, 2003, of defining placement price under preemptive right for ordinary registered shares (state registration No. 1-05-30306-D-002D) was made: ***Minutes No. 9 of the Board of Directors meeting of of OJSC Concern "Kalina" dd. December 18, 2003***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "18" December, 2003
L.S.

NOTIFICATION ABOUT PLACEMENT PRICE OF ISSUED SECURITIES OR THE ORDER OF ITS DEFINITION (ABOUT PLACEMENT PRICE TO PERSONS IN THE LIST OF PERSONS WITH THE PREEMPTIVE RIGHT FOR SHARES ACQUISITION)

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Abbreviated trade name of the issuer: ***OJSC Concern "Kalina"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org.***
Names of printed periodicals used by the issuer for providing information about important facts: ***"Vedomosti", "Prilozhenie to V*estnic FKZB Rossii".**

Kind, category (type), series and other identification features of the securities: ***ordinary registered non-documentary shares***
State registration number of the issue of the securities: ***1-05-30306-D-002D***
Date of the state registration: ***October 21, 2003***
Name of the registration body which carried out state registration of the securities issue: ***Federal Commission of Securities Market***

The quantity of the securities placed: ***1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares***
Nominal value of each security placed: *70 (seventy) rubles*
Volume of issue (additional issue) of the securities by nominal value: ***97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles***
Method of securities placement: ***public offering***;

Period (commencement and completion dates) of the securities placement and order of its definition:

The date of securities placement of the present additional issue (hereinafter "the shares") shall be defined by the issuer's the Board of Directors (hereinafter "the date of placement commencement"). And the placement can only be commenced after two weeks from the date of publishing the announcement about state registration of the securities issue (additional issue) and the order of access to information in the offering circular (hereinafter "the announcement of state registration of the shares additional issue") in accordance with the requirements of the Federal Law "On the Securities Market" and standard legal acts of the FKZB of Russia.
The announcement of state registration of the shares additional issue shall be published within the following periods:

- ***on tapes of news agencies "AKM" and "Interfax" within 1 (one) day from the date of state registration of the shares additional issue;***
- ***on the issuer's web site at www.kalina.org – within 3 (three) days from the date of state registration of the shares additional issue;***

- *in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers – within 5 (five) days from the date of state registration of the shares additional issue.*

Two-week period shall be counted from the date of announcement about state registration of the shares additional issue in the "Vedomosti" and/or "Kommersant" and/or Rossiiskaya Gazeta" provided that the Issuer follows the above-mentioned order of information disclosure. If this announcement about state registration of the shares was published in two or more newspapers the period shall be counted from the date of the earliest publication.

Information about decision of the Issuer's Board of Directors of the date of public placement commencement shall be published by the issuer on news tapes and on the web site in cases the date of the shares placement commencement was not defined in the announcement of state registration of the shares additional issue in the following time period:

- *on tapes of news agencies "AKM" and "Interfax" not later than 5 (five) day before the date of securities placement commencement;*
- *on the issuer's web site at www.kalina.org not later than 4 (four) days before the date of securities placement commencement;*
- *in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers not later than 5 (five) days after the date of the decision made by the Board of Directors about defining the date of placement commencement. In case the said announcement was published in two or more newspapers the period shall be counted from the date of the earliest publication.*

Date of Shares placing tenders, held by the organizer of securities market trade (hereinafter – "Public offering") shall be defined by the Issuer's Board of Directors (hereinafter – date of public offering commencement).

Information about decision of the issuer's Board of Directors defining the date of Public Offering commencement shall be published by the issuer on news tapes and on web site in case the date of public offering of shares commencement was not disclosed in the announcement of state registration of the shares additional issue or in the announcement of the date of placement commencement in the following time period:

- *on news-tapes of news agencies "AKM" and "Interfax" not later than 5 (five) day before the date of securities placement commencement;*
- *on the issuer's web site at www.kalina.org not later than 4 (four) days before the date of securities placement commencement;*
- *in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers not later than 5 (five) days after the date of the decision made by the Board of Directors about defining the date of public placement commencement. In case the said announcement was published in two or more newspapers the period shall be counted from the date of the earliest publication.*

Date of placement completion is 1) 30 (thirtieth) day after Public offering commencement, or 2) the last share offering date, or 3) on the expiry of one year from the date of state registration of the shares additional issue, depending on which date comes first.

Form of payment for the securities issued:
Payment shall be made in Russian rubles or in foreign currency in full in accordance with the decision of issue and offering circular

Placement price for securities to persons included to the list of persons with the preemptive right for the securities of the issue:
525 (five hundred twenty-five) rubles

The managerial body of the issuer which made a decision about placement price definition of securities to persons included into the list of persons with the preemptive right for securities acquisition: ***the Board of Directors of Open Joint-Stock Company Concern "Kalina"***
Date of making a decision of placement price for the securities to persons in the list of persons with the preemptive right for the issued securities acquisition: ***February 25, 2004***

Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about placement price definition (order of price definition) of securities to persons included into the list of persons with the preemptive right for the issued securities acquisition: ***Minutes No. 13 of the Board of Directors meeting of OJSC Concern "Kalina" dd. February 25, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" ___________ T.R. Gorayev
Signature

Date: "25" February, 2004
L.S.

NOTIFICATION
OF THE PLACEMENT DATE AND PUBLIC OFFERING DATE

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Abbreviated name of the issuer: ***OJSC Concern "Kalina"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Vedomosti", "Zhizn" newspapers and "Prilozhenie to V*estnic FKZB Rossii"**.

Kind, category (type), series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter – "the shares")***
State registration number of the issue (additional issue) of the securities: ***1-05-30306-D-002D***
Name of the registration body: ***Federation Commission of Securities Market***
Quantity of the securities placed: ***1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares***
Nominal value of each security placed: ***70 (seventy) rubles***
Volume of the issue (additional issue) of the securities by nominal value: ***97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles***
Method of the securities placement: ***public offering***
Price of the securities placement and the order of its definition:

Placement price shall be defined by the Company's Board of Directors within the period from the state registration of the shares additional issue not later than two (2) days before the date of the shares placement on the basis of analysis of preliminary demand for the shares from potential investors (by the results of applications of potential investors for additional shares acquisition), or, in cases stipulated in the laws of the Russian Federation, on the basis of conclusion of an independent appraiser. Information of the Company's Board of Directors decision on the offering prices for shares shall be published in the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FCSM of Russia and in the Decision of issue not later than the date of shares placement.

Price of shares placement to persons included into the list of persons with the preemptive right for shares acquisition (hereinafter "the placement price") was defined by the Company's Board of Directors decision dd. February 25, 2004 as 525 (five hundred twenty-five) rubles per one share (minutes No 13 of the meeting of the Board of Directors of OJSC Concern "Kalina" dd. February 25, 2004)
Date of securities placement commencement: ***April 26, 2004***
Date of securities public offering completion: ***April 28, 2004 and depending on the date of the placements commencement.***

In case of the Company's decision about changes in the date of the shares placement commencement shown in the present notification, the Company shall publish the notification about changes of the date of the securities placement commencement on news-tapes and on the web site on the Company within 1 (one) day before the date stated in the present notification of the placement commencement.

Date the securities placement completion or order of its definition:

The date of placement completion is 1) 30th (the thirtieth) day after Public offering commencement, or 2) date of the last share offering, or 3) on the expiry of one year from the date of state registration of the shares additional issue depending on which date comes first.

Acting Chief Executive Officer of
OJSC Concern "Kalina" V.V. Chuvatin

Signature

Date: "19" April, 2004
L.S.

Report on price of placing the
issued securities or the order of its definition

Full company name of the issuer with the indication of legal organizational form:
Open Joint Stock Company Concern "Kalina".
Abbreviation name: JSC Concern "Kalina".
Location of the issuer: 80-Komsomolskaya srt., Yekaterinburg, Russia, 620138.
Web page, used by issuer for presenting the information, to be made public when securities issue:
Ошибка! Недопустимый объект гиперссылки..
Printed periodic names, used by issuer for presenting the information, to be made public when securities issue: "Vedomosti", "Zhizn", the newspapers, "Supplement to Vestnic FKZB Rossii".
Type, category, number and other identical characteristics of securities:
Ordinary non-documentary shares(further - Shares)
State registration issue number (additional issue) of securities:
1-05-30306-D-002D
State registration issue date (additional issue) of securities: 21/10/2003.
Name of registration body: Federal Commission of securities market.
Quantity of securities offering: 1 387 403 (one million three hundred eighty seven thousand and four hundred and three) shares.
Par value of each offered security: 70 (seventy) rubles.
Issue volume (additional issue) of securities par value: 97 118 210 (ninety seven million one hundred eighty thousand and two hundred and ten) rubles.
Method of security placement: public offering
Term (start and finish dates) of security offering and order of its definition:
Start date of securities offering concerning the present additional issue, stated by Issuer Board of Directors (Minutes #1 of the Board of Directors meeting of JSC Concern "Kalina" dated 19 April 2004): 26 April 2004.
Date of Shares placing tenders, held by the organizer of securities market trade (further – "Public offering"), stated by Issuer Board of Directors (Minutes #1 of the Board of Directors meeting of JSC Concern "Kalina" dated 19 April 2004): 28 April 2004.
End of offering date is 1) 30 (thirtieth) day after Public offering start, or 2) the last share offering date, or 3) on the expiry of one year of after state registration date of Share Additional offering, depending on which date comes quicker.
Offered securities form of payment:
Shares payment is fulfilled via cash facilities in Russian Federation currency or in foreign currency if bought at full extent in accordance with Securities additional offering Decision and Securities Prospectus.
Shares public offering price of additional issue:
550 (five hundred fifty) rubles 62 (sixty two) copecs
Issuer management body, that took the decision on price definition for securities offering: Board of Directors of JSC Concern "Kalina".
Date of decision on price definition for securities offering: 23 April 2004.
Date of composition and number of minutes of issuer management institution meeting, that took the decision of price defining (price defining order) on securities offering: Minutes # 1 of the JSC Concern "Kalina" Board of Directors meeting dated 23 April 2004.
Acting General Director
JSC Concern "Kalina" signature V.V. Chuvatin
Acting on the basis of
Order # 62-17 dated 2.04.2004
Date: 23 April 2004

NOTIFICATION
OF THE COMPLETION OF THE ISSUED SECURITIES PLACEMENT

1. Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
2. Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
3. Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
4. Names of printed periodicals used by the issuer for providing information about important facts: ***"Vedomosti", "Zhizn" newspapers, "Prilozhenie to V*estnic FKZB Rossii"**.
5. Information about securities placed:
1) kind, category (type), series, other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares"")***
2) state registration number of the securities issue: ***1-05-30306-D-002D***
3) date of the state registration: ***October 21, 2003***
4) Name of the registration body which carried out state registration of the securities issue: ***FKZB of Russia***
5) nominal value (if nominal value is stipulated in the legislation of the Russian Federation) of each security placed: *70 (seventy) rubles;*
6) method of the securities placement: ***public offering;***
7) date of redemption: ***for shares is not envisaged.***
6. Date of actual commencement of securities placement (date of the first transaction resulting in emergence of the property right for the securities): *April 26, 2004*
7. Date of actual completion of securities placement (date of making the last entry on the personal account (depot account) of the first holders in the system of rights for the securities of the issue (additional issue) or issue of the last certificate of the securities of the issue (additional issue): *April 30, 2004*
8. Quantity of the securities actually placed: ***1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares***
9. Share of the total quantity of the issue (additional securities) of the securities actually placed; ***100 (one hundred) %;***
10. Form of the securities payment: ***non-cash payment;***
11. Actual price (prices) of the securities placement and quantity of the securities placed at each of the placement prices:

Quantity of the shares actually placed	*Actual placement price for the shares:*
55,474 (fifty-five thousand four hundred seventy-four) shares	*525 (five hundred twenty-five) rubles*
1,331,929 (one million three hundred thirty-one thousand nine hundred twenty-nine) shares	*550 (five hundred fifty) rubles 62 (sixty-two) kopecks*

12. Information about transactions in which there was an interest and about large transactions carried out by the issuer in the course of the securities placement and about the fact of their approval by the authorized managerial body of the issuer or about absence of such facts: ***no***

Acting Chief Executive Officer of
OJSC Concern "Kalina" ____________ E.D. Petrichenko
Signature
Acting on the basis of Order No. 74-л dd. 28.04.2004
Date: "30" April, 2004
L.S.

NOTIFICATION ABOUT
AN IMPORTANT FACT OF
"INFORMATION ABOUT SECURITIES ISSUED BY THE ISSUER"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***
Unique code of the issuer given by a registering organ: ***30306-D.***
Code of the important fact: ***0530306D04062004***
Web site used by the issuer for providing information about important facts: ***www.kalina.org.***
Names of printed periodicals used by the issuer for providing information about important facts: ***"Vedomosti" and* "Zhizn" newspapers, *"Prilozhenie to V*estnic FKZB Rossii"**
Information about state registration of the report of securities issue:
Kind, category (type), series and other identification features of the securities; ***ordinary registered non-documentary shares***
State registration number of additional issue of securities: ***1-05-30306-D-002D***
Date of state registration: ***October 21, 2003***
The quantity of the securities placed: ***1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares***
Nominal value of each security placed: ***70 (seventy) rubles***
Share of securities actually placed: ***100 (one hundred) %***
Volume of issue (additional issue) of the securities by nominal value: ***97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles***
Method of securities placement: ***public offering***;
Actual date of placement commencement: ***April 26, 2004***
Actual date of placement completion: ***April 30, 2004***
Fact of registration (absence of registration) of the offering circular simultaneously with the state registration of additional issue of these securities: ***simultaneously with the state registration of additional issue of the securities, the offering circular signed by the financial consultant in the stock market was registered.***

Order of access to the information in the report on the results on additional issue of the securities:
In three days after state registration of the report on the shares additional issue all interested persons can get to know the report on the results of additional issue at the following addresses:

Open Joint-Stock Company Concern "Kalina"
Place of location: 80, Komsomolskaya St., Yekaterinburg, Russia, 620138
Postal address: 80, Komsomolskaya St., Yekaterinburg, Russia, 620138
Telephone: +7 3432 62 09 86
Fax: +7 3432 62 22 32
Web site: www.kalina.org

OOO "Renaissance Broker"

Place of location: 4th floor, Usadba Center at 22, Voznesensky per. Moscow, 103008, Russia
Postal address: 4th floor, Usadba Center at 22, Voznesensky per. Moscow, 103008, Russia
Telephone: +7 (095) 258-77-77
Fax: +7 (095) 258-77-78
Web site: www.rencap.com

Starting from the date of publishing the announcement of state registration of the report on the results of the shares additional issue any interested person can receive a copy of the report on the results of the shares additional issue authorized by the Issuer or by the Notary at the above addresses for a fee no more than the cost of making a copy of the said documents.

The Offering circular was signed by the financial consultant in the stock market:
Full trade name of the Company: ***Open Joint-Stock Company "Federal Stock Corporation".***
Abbreviated name of the financial consultant in the securities market: ***OJSC "FFK".***
Place of location of the financial consultant in the stock market: ***25, Ostozhenka St., Moscow, 119034.***

Date of state registration of the report on the results of the securities additional issue: ***June 4, 2004***
Name of the registration body: ***Federal Commission of Securities Market of the Russian Federation.***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "04" June, 2004
L.S.

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***February 11, 2003***
Code of the fact (event, action): ***1130306D11022003***

Income paid on securities of OJSC Concern "Kalina".

Open Joint-Stock Company Concern "Kalina" paid a coupon on documentary interest-bearing bonds to bearer series 002 of OJSC Concern "Kalina", 550,000 (five hundred fifty thousand) bonds in number with nominal value 1000 (one thousand) rubles each.

Date of coupon payment for the fourth coupon period is February 11, 2003

The amount of coupon payment per one bond is 55 (fifty-five) rubles 90 (ninety) kopecks. Total quantity of bonds to which coupon is accrued is 550,000 (five hundred fifty thousand) bonds that is 30,745,000 (thirty million seven hundred forty-five thousand) rubles 00 kopecks.

Coupon payment is made in Russian rubles.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

This document is made up with Electronic Questionnaire of FKZB of Russia

Information about an important fact (event, action), affecting financial and economic activity of the issuer

OJSC Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***March 6, 2003***
Code of the fact (event, action): ***1430306D06032003***

In accordance with the terms stipulated by the decision about securities issue, OJSC Concern "Kalina" has redeemed the following securities pre-term:
Issuer: OJSC Concern "Kalina"
Type of securities: registered non-documentary bonds with variable coupon series 001.
Registration No.: 4-01-30306D
Nominal value: 100 (one hundred) rubles.
Circulation commenced on: July 20, 2001
Reason for redemption: applications of the bondholders submitted in the order and period stipulated in the decision of securities issue.
Quantity of securities reddemed: 3,800 (three thousand eight hundred) bonds.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***March 6, 2003***
Code of the fact (event, action): ***1130306D06032003***

Income paid on securities of OJSC Concern "Kalina".

Open Joint-Stock Company Concern "Kalina" paid a coupon on registered non-documentary coupon bonds series 001 with variable coupon of OJSC Concern "Kalina", 51,340 (fifty-one thousand three hundred forty) bonds in number with nominal value 100 (one hundred) rubles.

Date of coupon payment for the eighth coupon period is March 6, 2003

The amount of coupon payment per one bond is 4 (four) rubles 08 (eight) kopecks.
Total quantity of bonds to which coupon is accrued is 51,340 (fifty-one thousand three hundred forty) bonds that is 209,467 (two hundred and nine thousand four hundred sixty-seven) rubles 20 kopecks.

Coupon payment is made in Russian rubles.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***March 18, 2003***
Code of the fact (event, action): ***1530306D18032003***

DATE OF CLOSING THE REGISTER OF SHAREHOLDERS WITH THE RIGHT TO PARTICIPATE IN THE ANNUAL GENERAL SHAREHOLDERS' MEETING

THE BOARD OF DIRECTORS OF OJSC CONCERN "KALINA" (MINUTES No. 11 dd. March 18, 2003) has made a decision of holding the annual general shareholders' meeting on April 25, 2003 and fixed March 28, 2003 as the date of making up the list of shareholders with the right to participate in the shareholders' meeting.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: *80, Komsomolskaya St., Yekaterinburg, 620138*
Code of the issuer: *30306-D*

Date when the fact (event, action) occurred: *March 21, 2003*
Code of the fact (event, action): *1330306D21032003*

EXTRACT FROM MINUTES No. 11
of the Board of Directors meeting of
OJSC Concern "Kalina"
dd. March 18, 2003

The following members of the Board of Directors were present:
T.R. Gorayev.
N.A. Geller.
E.D. Petrichenko.
A.Yu. Petrov.
V.V. Chuvatin
Casper Heijsteeg
Johan Vreeman.

The following persons were invited:
D.B. Vorobiev, financial controller
N.I. Lyapilin, director for production and logistics

Chairman: A.Yu. Petrov
Secretary: D.A. Argunov

Agenda:
6. Approval of the date and agenda of the annual shareholders' meeting.

To the sixth subject the floor was given to A.Yu. Petrov who suggested the date and agenda of the annual shareholders' meeting should be approved.

After discussion the Board of Directors
DECIDED:
"1. To hold the annual shareholders' meeting on April 25, 2003 at 11 a.m. local time, registration starts at 10.50 a.m. Place of holding: OJSC Concern "Kalina" at 80, Komsomolskaya St., Yekaterinburg.
2. The date of making up the list of shareholders with the right to participate in the meeting shall be March 28, 2003.
3. The following agenda was adopted:

> *1. Election of the Returning commission.*
> *2. The results of the Company's work in 2003 and perspectives for 2003. Approval of the year report, balance sheet, profits and loss report, distribution of profits. Conclusion of the revision commission and the auditor.*

3. About dividends payment by the results of 2002. Approval of their amount, order and terms of payment.
4. Election of the Board of Directors.
5. Election of the revision commission.
6. Approval of the Company's auditor.
7. Approval of the periodical for publication of the Company's year report.

4. To recommend the General shareholders' meeting to approve the dividends by the results of 2002 in the amount of two (2) rubles per one ordinary share".

"For"	*- 7 votes*
"Against"	*- no*
"Abstained"	*- no*

The decision was made unanimously.

The date of minutes making up: March 21, 2003

Chief Executive Officer *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***April 25, 2003***
Code of the fact (event, action): ***0130306D25042003***

CHANGES IN THE LIST OF THE BOARD OF DIRECTORS MEMBERS OF OJSC CONCERN "KALINA"

Powers of the Board of Directors consisting of the persons:

1. ***T.R. Gorayev.***
2. ***N.A. Geller.***
3. ***E.D. Petrichenko.***
4. ***A.Yu. Petrov.***
5. ***V.V. Chuvatin.***
6. ***Hans Johan Grietsen Hendrik Vreeman.***
7. ***Casper Heijsteeg.***

were cancelled.

The new Board of Directors of OJSC Concern "Kalina" was elected:

1. ***T.R. Gorayev, Chief Executive Officer of JSC***
participating interest in the charter capital of JSC – 66.04 %
2. ***N.A. Geller, Development Director of JSC***
participating interest in the charter capital of JSC – 0.84 %
3. ***E.D. Petrichenko, Production Director of JSC***
participating interest in the charter capital of JSc – 1.10 %
4. ***A.Yu. Petrov, Director of Economy and Finance of JSC***
participating interest in the charter capital of JSC – 0.88 %
5. ***V.V. Chuvatin, Director for Trade policy***
participating interest in the charter capital – 0.43 %
6. ***Johan Grietsen Vreeman, European Bank for Reconstruction and Development***
participating interest in the charter capital of JSc – 0 %
7. ***Casper Heijsteeg, European Bank for Reconstruction and Development***
participating interest in the charter capital of JSC – 0 %

The decision was made at the extraordinary general shareholders' meeting of OJSC Concern "Kalina" dd. April 25, 2003. The said changes shall come into force from the moment of making a decision at the shareholders' meeting.

Chief Executive Officer of
OJSC Concern "Kalina" ***T.R. Gorayev***

This document is made up with Electronic Questionnaire of FKZB of Russia
25-04-2003-ENG.doc

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: *80, Komsomolskaya St., Yekaterinburg, 620138*
Code of the issuer: *30306-D*

Date when the fact (event, action) occurred: *April 28, 2003*
Code of the fact (event, action): *1230306D28042003*

MINUTES No. 1
of the annual general shareholders' meeting of
OJSC Concern "Kalina"

Yekaterinburg *April 25, 2003*

Place of holding:
OJSC Concern "Kalina"
80, Komsomolskaya St.,
Yekaterinburg

Total quantity of the shareholders' votes according to the register: 8,364,908 including voting – 8,364,908.
Total quantity of votes participating in the meeting – 7,520,846, i.e. – 89.9 %.

Chairman: A.Yu. Petrov
Secretary: D.A. Argunov

AGENDA:
1. Election of the Returning Commission.
2. Results of the Company's work in 2002 and perspective for 2003. Approval of the year report, balance sheet, profits and loss report, distribution of profits. Conclusion of the Returning Commission and auditor.
3. About payment of dividends by the results of work for 2002. Approval of their amount, order and terms of payment..
4. Elections of the Board of Directors.
5. Election of the Returning Commission.
6. Approval of the Company's auditor.
7. Approval of the periodical for publishing the year report of the joint-stock company.

The meeting was opened by A.Yu. Petrov, Chairman of the Board of Directors, who suggested D.A. Argunov, secretary of the Board of Directors, should be elected secretary of the meeting to keep minutes.
He was elected unanimously.

Approval of the order of the meeting.

A.Yu. Petrov suggested the Returning commission of five persons for the period of one year, should be elected, namely:

- *Semchenko, Elena Mikhailovna*
- *Kazantseva, Liliya Alexandrovna*
- *Sazhina, Olga Vasilievna*
- *Makarova, Galina Valentinovna*

- *Kolesova, Tatiana Vasilievna*

They were elected unanimously.

E.M. Semchenko, chairman of the Returning commission, was given the floor on filling in the ballots.

To the second subject the floor was given to:
A.Yu. Petrov (the report is attached);
D.P. Kudin, chairman of the revision commission (the report is attached);
T.G. Babina, chief accountant (the report and conclusion of the audit are attached).

There were no questions to speakers.

It was suggested to vote for the following decision:
"To approve the year report, balance sheet, profits and loss report for 2002, auditor's conclusion; to use net income in the amount of 454,117,184 (four hundred fifty-four million one hundred seventeen thousand one hundred eighty-four) rubles in 2003.
The rest of the income to be sent to:
dividends payment – 16,729,816 (sixteen million seven hundred twenty-nine thousand eight hundred sixteen) rubles".

The results of voting:

For	-	*7,501,946 votes*
Against	-	*no*
Abstained	-	*18,900 votes*

The decision made:
"To approve the year report, balance sheet, profits and loss report for 2002, auditor's conclusion; to use net income in the amount of 454,117,184 (four hundred fifty-four million one hundred seventeen thousand one hundred eighty-four) rubles in 2003.
The rest of the income to be sent to:
dividends payment – 16,729,816 (sixteen million seven hundred twenty-nine thousand eight hundred sixteen) rubles".

To the third subject the floor was given to A.Yu. Petrov who suggested the offer of the Board of Directors about dividends payment by the results of 2002 in the amount of 2 rubles per one ordinary share should be discussed.

In was suggested to vote for the following decision:
" - To approve the amount of dividends for 2002 on ordinary shares as 2 rubles per one ordinary share.
- *To make payment in money.*
- *To pay within 30 days from the moment of dividends declaration at the meeting.*

The results of voting:

For	-	*7,520,342 votes*
Against	-	*504 votes*
Abstained	-	*no*

The decision made:
" - To approve the amount of dividends for 2002 on ordinary shares as 2 rubles per one ordinary share.
- *To make payment in money.*
- *To pay within 30 days from the moment of dividends declaration at the meeting.*

To the fourth subject to floor was given to A.Yu. Petrov who informed the meeting about the elections of the Board of Directors and proposed the following candidates:
Gorayev, Timur Rafkatovich, Chief Executive Officer of OJSC Concern "Kalina"
Geller, Nikolay Arkadievich, Development Director of OJSC Concern "Kalina"
Petrichenko, Elena Dmitrievna, Production manager of OJSC Concern "Kalina"
Petrov, Alexander Yurievich, Director for Economics and Finances of OJSC Concern "Kalina"
Chuvatin, Valery Vadimovich, director for trade policy of OJSC Concern "Kalina"
Johan Grietsen Vreeman, European Bank for Reconstruction and Development
Jan Dewijngaert, European Bank for Reconstruction and Development

After the discussion and answering questions, there was the voting:
the following decision was made: "To elect the said candidates to the Board of Directors of OJSC Concern "Kalina".

The results of voting:
Voted FOR:

Gorayev, Timur Rafkatovich	*- 7,225,231 votes*
Geller, Nikolay Arkadievich	*- 6,812,216 votes*
Petrichenko, Elena Dmitrievna	*- 6,786,690 votes*
Petrov, Alexander Yurievich	*- 6,842,873 votes*
Chuvatin, Valery Vadimovich	*- 6,806,455 votes*
Johan Grietsen Vreeman	*- 6,750,628 votes*
Jan Dewijngaert	*- 11,421,829 votes*

The decision made: "To elect the following persons to the Board of Directors of OJSC Concern "Kalina":
Gorayev, Timur Rafkatovich, Chief Executive Officer of OJSC Concern "Kalina"
Geller, Nikolay Arkadievich, Development Director of OJSC Concern "Kalina"
Petrichenko, Elena Dmitrievna, Production manager of OJSC Concern "Kalina"
Petrov, Alexander Yurievich, Director for Economics and Finances of OJSC Concern "Kalina"
Chuvatin, Valety Vadimovich, director for trade policy of OJSC Concern "Kalina"
Johan Grietsen Vreeman, European Bank for Reconstruction and Development
Jan Dewijngaert, European Bank for Reconstruction and Development

To the fourth subject A.Yu. Petrov suggested the following persons should be elected to the revision commission:
Kudin, Dmitry Petrovich, vice-director of OJSC Concern "Kalina";
Paschina, Yegor Viktorovich, European Bank for Reconstruction and Development;
Sevastyanova, Natalia Vladimirovna, deputy head of the economic department of OJSC Concern "Kalina"

After discussion and answering questions, there was the voting:
the following decision was made: "To elect the following persons to the revision commission:

The results of voting:
Voted FOR:

Kudin, Dmitry Petrovich	*- 1,984,526 votes*
Paschina, Yegor Viktorovich	*- 3,578,688 votes*
Sevastyanova, Natalia Vladimirovna	*- 1,957,632 votes*

To the fifth subject on behalf of the Board of Directors A.Yu. Petrov suggested the auditor of the Company CJSC "Audit Center "Ural-Audit" should be approved.

In was suggested to vote for the following decision:
"To approve CJSC "Audit Center "Ural-Audit" the auditor of the Company"

The results of voting:

For	-	*7,520,846 votes*
Against	-	*no*
Abstained	-	*no*

The decision made:
"To approve CJSC "Audit Center "Ural-Audit" the auditor of the Company"

To the sixth subject A.Yu. Petrov informed that the Board of Directors suggests the Company's year report in the "Oblastnaya Gazeta" newspaper should be published.

In was suggested to vote for the following decision:
"To publish the Company's year report in the "Oblastnaya Gazeta" newspaper.

The results of voting:

For	-	*7,520,846 votes*
Against	-	*no*
Abstained	-	*no*

The decision made:
"To publish the Company's year report in the "Oblastnaya Gazeta" newspaper.

The agenda concluded.

The meeting was declared closed. The returning commission was required to hand in the ballots.

The date of making up the minutes: *April 28, 2003*

Chief Executive Officer *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***May 12, 2003***
Code of the fact (event, action): ***1330306D12052003***

MINUTES No. 13
of the Board of Directors meeting of OJSC Concern "Kalina"
dd. May 12, 2003

The following members of the Board of Directors were present:
T.R. Gorayev.
N.A. Geller.
E.D. Petrichenko.
A.Yu. Petrov.
V.V. Chuvatin.
Johan Vreeman.
Jan Dewijngaert.

Chairman: A.Yu. Petrov
Secretary: D.A. Argunov

Agenda:

1. ***About calling the extraordinary general shareholders' meeting of OJSC Concern "Kalina"***

To the ninth subject A.Yu. Petrov informed members of the Board of Directors about the requirement of the shareholders from the European Bank for Reconstruction and Development, whose interest in the charter capital of OJSC Concern "Kalina" is 19.23 % dd. May 6, 2003 about calling an extraordinary general shareholders' meeting of OJSC Concern "Kalina" and including in its agenda the following issues:

1. ***Pre-term cancellation of powers of the Company's Board of Directors;***
2. ***Election of the new Board of Directors of the Company;***

The following persons were proposed to the Company's Board of Directors:
Jan Dewijngaert
Philippe Der Megreditchian

After discussion the following decision was made:

1. ***To hold an extraordinary general shareholders meeting on July 15, 2003. The meeting begins at 11 a.m. local time, registration begins at 10 a.m. Place of meeting: OJSC Concern "Kalina" at 80, Komsomolskaya St., Yekaterinburg.***
2. ***The date of making up the list of shareholders with the right to participate in the meeting shall be May 13, 2003.***
3. ***To adopt the following agenda:***

1. ***Per-term cancellation of powers of the Board of Directors.***
2. ***Election of the new Board of Directors.***

4. *To enter the names of the following persons into the secret ballot for election of the Board of Directors:*

*Geller, Nikolay Arkadievich, Development Director of
OJSC Concern "Kalina"*

*Gorayev, Timur Rafkatovich, Chief Executive Officer of
OJSC Concern "Kalina"*

*Petrichenko, Elena Dmitrievna, Production manager of
OJSC Concern "Kalina"*

*Petrov, Alexander Yurievich, Director for Economics and Finances of
OJSC Concern "Kalina"*

*Johan Grietsen Hendrik Vreeman, European Bank for Reconstruction
and Development*

*Philippe Der Megreditchian, European Bank for Reconstruction and
Development*

*Jan Dewijngaert, European Bank for Reconstruction and
Development*

"For" – 7 votes
"Against' – no votes
"Abstained" – no votes

The decision was made unanimously.

Chief Executive Officer *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***July 15, 2003***
Code of the fact (event, action): ***1230306D15072003***

MINUTES No. 2
of the annual general shareholders' meeting of
OJSC Concern "Kalina"

Yekaterinburg ***July 15, 2003***

Place of holding:
OJSC Concern "Kalina"
80, Komsomolskaya St.,
Yekaterinburg

Total quantity of the shareholders votes according to the register: 8,364,908 including voting – 8,364,908.
Total quantity of votes participating in the meeting – 7,415,161, i.e. – 88.7 %.

Chairman: A.Yu. Petrov
Secretary: D.A. Argunov

AGENDA:

1. Pre-tern cancellation of powers of the Board of Directors;
2. Election of the new Board of Directors.

The meeting was opened by A.Yu. Petrov, Chairman of the Board of Directors, who suggested D.A. Argunov, secretary of the Board of Directors, should be elected secretary of the meeting to keep minutes.
He was elected unanimously.

Approval of the order of the meeting.

E.M. Semchenko, chairman of the Returning commission, was given the floor on filling in the ballots.

To the first subject the floor was given to A.Yu. Petrov who told that on May 6, 2003, the Board of Directors of OJSC Concern "Kalina" received a demand from shareholders (European Bank for Reconstruction and Development, whose interest in the charter capital of OJSC Concern "Kalina" is 19.23 %) about holding an extraordinary general shareholders' meeting for reelection of the Board of Directors

So the matter about pre-term cancellation of powers of the current Company's Board of Directors was put to vote.

It was suggested to vote for the following decision:

"Pre-term cancellation of powers of the Company's current Board of Directors".

7,415,161 votes took part in voting.

For	*- 7,396,261 votes*
Against	*- no*
Abstained	*- 18,900 votes*

99.75 % of the participated in the voting were "for".

The decision was taken.

The decision made:
"To cancel powers of the Company's current Board of Directors pre-term ".

To the second subject A.Yu. Petrov informed the meeting about the elections of the Board of Directors and suggested the following candidates should be voted for:
Gorayev, Timur Rafkatovich, Chief Executive Officer of OJSC Concern "Kalina"
Geller, Nikolay Arkadievich, Development Director of OJSC Concern "Kalina"
Petrichenko, Elena Dmitrievna, Production manager of OJSC Concern "Kalina"
Petrov, Alexander Yurievich, Director for Economics and Finances of OJSC Concern "Kalina"
Johan Grietsen Vreeman, GIMV/Corpeq Urals Fund B.V.
Jan Dewijngaert, European Bank for Reconstruction and Development
Philippe Der Megreditchian, European Bank for Reconstruction and Development

After the discussion and answering questions, there was the voting:
the following decision was made: "To elect the said persons to the Board of Directors of OJSC Concern "Kalina".

The results of voting:
51,906,127 votes participated in the voting.
The votes distributed in the following way:

Gorayev, Timur Rafkatovich	*- 5,847,171 votes*
Geller, Nikolay Arkadievich	*- 5,803,855 votes*
Petrichenko, Elena Dmitrievna	*- 5,787,459 votes*
Petrov, Alexander Yurievich	*- 5,803,855 votes*
Johan Grietsen Vreeman	*- 5,842,955 votes*
Philippe Der Megreditchian	*- 11,782,955 votes*
Jan Dewijngaert	*- 11,037,877 votes*

All the candidates were elected to the Board of Directors.

The decision made: "To elect the following persons to the Board of Directors of OJSC Concern "Kalina":

Gorayev, Timur Rafkatovich, Chief Executive Officer of OJSC Concern "Kalina"
Geller, Nikolay Arkadievich, Development Director of OJSC Concern "Kalina"
Petrichenko, Elena Dmitrievna, Production manager of OJSC Concern "Kalina"
Petrov, Alexander Yurievich, Director for Economics and Finances of OJSC Concern "Kalina"
Johan Grietsen Hendrik Vreeman, GIMV/Corpeq Urals Fund B.V.
Jan Dewijngaert, European Bank for Reconstruction and Development
Philippe Der Megreditchian, European Bank for Reconstruction and Development

The agenda concluded.

The meeting was declared closed. The returning commission was required to hand in the ballots.

Chief Executive Officer of OJSC Concern "Kalina"	*T.R. Gorayev*
Secretary of the meeting	*D.A. Argunov*

The date of making up the minutes:	*July 16, 2003*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***July 15, 2003***
Code of the fact (event, action): *0130306D15072003*

CHANGES IN THE LIST OF THE BOARD OF DIRECTORS MEMBERS OF OJSC CONCERN "KALINA"

Powers of the Board of Directors consisting of:

1. ***T.R. Gorayev.***
2. ***N.A. Geller.***
3. ***E.D. Petrichenko.***
4. ***A.Yu. Petrov.***
5. ***V.V. Chuvatin.***
6. ***Hans Johan Grietsen Hendrik Vreeman.***
7. ***Jan Dewijngaert.***

were cancelled.

The new Board of Directors of OJSC Concern "Kalina" was elected:

1. ***T.R. Gorayev, Chief Executive Officer of JSC***
participating interest in the charter capital of JSC – 66.04 %
2. ***N.A. Geller, Development Director of JSC***
participating interest in the charter capital of JSC – 0.84 %
3. ***E.D. Petrichenko, Production Director of JSC***
participating interest in the charter capital of JSC – 1.10 %
4. ***A.Yu. Petrov, Director of Economics and Finance of JSC***
participating interest in the charter capital of JSC – 0.88 %
5. ***Johan Grietsen Vreeman, GIMV/Corpeq Urals Fund B.V.***
participating interest in the charter capital of JSC – 0 %
6. ***Jan Dewijngaert, European Bank for Reconstruction and Development***
participating interest in the charter capital of JSC – 0 %
7. ***Philippe Der Megreditchian – European Bank for Reconstruction and Development***
participating interest in the charter capital of JSC – 0 %

The decision was made at the extraordinary general shareholders' meeting of OJSC Concern "Kalina" dd. July 15, 2003. The said changes shall come into force from the moment of making a decision at the shareholders' meeting.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***July 15, 2003***
Code of the fact (event, action): ***1530306D15072003***

DATE OF CLOSING THE REGISTER OF SHAREHOLDERS WITH THE RIGHT TO PARTICIPATE IN THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

THE BOARD OF DIRECTORS OF OJSC CONCERN "KALINA" (MINUTES No. 2 dd. July 15, 2003) has made a decision of holding an extraordinary general shareholders' meeting on August 25, 2003 and fixed July 21, 2003 as the date of making up the list of shareholders with the right to participate in the shareholders' meeting.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***July 25, 2003***
Code of the fact (event, action): ***0430306D25072003***

Changes in the list of legal entities in which OJSC Concern "Kalina" has a participating interest

Open Joint-Stock Company "Zhirovoy Kombinat"
Location and postal address: 27, Titova St., Yekaterinburg, 620085
Interest of OJSC Concern "Kalina" before changes: 19.19 %
Interest of OJSC Concern "Kalina" after changes: 0 %
Date when the changes in the interest of the charter capital occurred: July 25, 2003

Chief Executive Officer *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***August 25, 2003***
Code of the fact (event, action): ***1230306D25082003***

MINUTES No. 3
of the extraordinary general shareholders' meeting of
OJSC Concern "Kalina"

Yekaterinburg — *August 25, 2003*

Total quantity of the shareholders' votes according to the register: 8,364,908 including voting – 8,364,908.
Total quantity of votes participating in the meeting – 7,440,274, i.e. – 88.95 %.

Chairman: A.Yu. Petrov
Secretary: D.A. Argunov

Agenda:

1. About payment of dividends by the results of the first half year of 2003. Approval of their amount, order and terms of payment.

The meeting was opened by A.Yu. Petrov, Chairman of the Board of Directors, who suggested D.A. Argunov, secretary of the Board of Directors, should be elected secretary of the meeting to keep minutes.
He was elected unanimously.

Approval of the order of the meeting.

E.M. Semchenko, chairman of the Returning commission, was given the floor on filling in the ballots.

To the first subject the floor was given to A.Yu. Petrov who told that at its meeting dd. July 15, 2003 the Board of Directors of OJSC Concern "Kalina" has discussed the financial results of the Company's activity by the results of the first half year of 2003 and decided the following suggestion to be put to discussion at the shareholders' meeting:

It was suggested to vote for the following decision:
" - By the results of work in the first half year of 2003, to approve the amount of dividends on ordinary shares as 2 rubles per one ordinary share.
- to make payment in money.
- to pay money within 30 days from the moment of dividends declaration at the meeting:

The results of voting:

For	-	***7,440,274 votes***
Against	-	***no***
Abstained	-	***no***

The decision made:
" - B the results of work in the first half year of 2003, to approve the amount of dividends on ordinary shares as 2 rubles per one ordinary share.
- to make payment in money.
- to pay money within 30 days from the moment of dividends declaration at the meeting:.

The agenda concluded.

The meeting was declared closed. The returning commission was require to hand in the ballots.

Chairman of the meeting — *A.Yu. Petrov*

Secretary of the meeting — *D.A. Argunov*

The date of making up the minutes: *August 27, 2003*

Chief Executive Officer of
OJSC Concern "Kalina" — *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***August 25, 2003***
Code of the fact (event, action): ***1130306D25082003***

Income accrued and payable (paid) on securities of OJSC Concern "Kalina".

Type of securities: ordinary shares.
Form of securities: registered non-documentary
On August 25, 2003, General shareholders' meeting has made a decision:

1. ***to approve the amount of interim dividends for 2003 per one ordinary share as 2 rubles per one ordinary share.***
2. ***make payment in money;***
3. ***pay money within 30 days from the moment of dividends declaration at the meeting.***

Dividends are accrued on 8,364,908 shares.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: *80, Komsomolskaya St., Yekaterinburg, 620138*
Code of the issuer: *30306-D*

Date when the fact (event, action) occurred: *September 23, 2003*
Code of the fact (event, action): *1330306D23092003*

EXTRACT FROM MINUTES No. 4
of the Board of Directors meeting of
OJSC Concern "Kalina"
dd. September 23, 2003

Place of holding: Yekaterinburg
Time of holding: 10.30 a.m.

The following members of the Board of Directors were present:
T.R. Gorayev.
N.A. Geller.
E.D. Petrichenko.
A.Yu. Petrov.
Philippe Der Megreditchian
Jan Dewijngaert.
Johan Vreeman.
Quorum – 100 %

Chairman: A.Yu. Petrov
Secretary: D.A. Argunov

Agenda:
8. "Increase of the charter capital of OJSC Concern "Kalina" by issue of additional ordinary registered shares.

To the eighth subject the floor was given to A.Yu. Petrov who suggested the charter capital of the Company should be increased by issue of additional ordinary registered shares.

After discussion the Board of Directors
DECIDED:
1. To increase the Company's charter capital by issue of additional ordinary registered shares with nominal value 70 (seventy) rubles each, 1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares in number, that is within the limits and equal to the quantity of the Company's shares declared but not placed.
2. Taking into account that as of September 23, 2003 charter capital of the Company consisted of 8,364,908 (eight million three hundred sixty-four thousand nine hundred and eight) ordinary registered shares with nominal value 70 (seventy) rubles each that is 585,543,560 (five hundred eighty-five million five hundred forty-three thousand five hundred sixty) rubles; after increase in the order stipulated in the present decision, the Company's charter capital shall be consist of 9,752,311 (nine million seven hundred fifty-two thousand three hundred eleven) ordinary registered shares with nominal value 70 (seventy) rubles each and be equal 682,661,770 (six

hundred eighty-two million six hundred sixty-one thousand seven hundred seventy) rubles.

3. To set the form of additional shares issue as ordinary non-documentary registered shares.

4. To define the following basic conditions of additional shares placement.

1) Shares of additional issue (hereinafter "the shares") shall be placed by public offering in the order stipulated by the decision of issue and the offering circular.

2) The Period of circulation of the shares to persons with the preemptive right for the shares acquisition as well as the period of the shares placement by public offering to the third parties shall be defined by the Company's Board of Directors decision within 10 (ten) calendar days after the date of state registration of additional issue of the shares. Information of the Company's Board of Directors decision about the period of shares placement shall be published in the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FKZB of Russia. If the said information was published in two or more newspapers, the period shall be counted from the date of the earliest publication.

3) Placement price of the shares shall be defined by the Board of Directors of the Company within the period from the date of state registration of additional issue of shares but not later than two (2) days before the shares placement on the basis of analysis of preliminary demand for the shares from potential investors (by the results of applications of potential investors for additional shares acquisition), and estimation of the market value of the shares (including the conclusion of an independent appraiser). Information of the Company's Board of Directors decision on the placement prices for shares shall be published in the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FKZB of Russia. If the said information was published in two or more newspapers the period shall be counted from the date of the earliest publication.

4) Price of shares placement to persons included into the list of persons with the preemptive right for shares acquisition shall be defined by the Company's Board of Directors within 10 (ten) days from the state registration of additional issue of shares. Information of the Company's Board of Directors decision on the price of shares' placement to persons with the preemptive right for the shares acquisition shall be published in the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FKZB of Russia. If the said information was published in two or more newspapers the period shall be counted from the date of the earliest publication.

5) Additional shares shall be paid in Russian rubles or in foreign currency (when paid in foreign currency the calculation of the shares value is made in rubles according to the exchange rate of the Central Bank of the Russian Federation as of the date of investor's payment for the shares acquired) with their acquisition in full in accordance with the decision of issue and the offering circular".

The following persons voted:

Gorayev, Timur Rafkatovich	*"for"*
Geller, Nikolay Arkadievich	*"for"*
Petrichenko, Elena Dmitrievna	*"for"*
Petrov Alexander Yurievich	*for"*
Philippe Der Megreditchian	*for"*
Jan Dewijngaert	*"for"*

Johan Vreeman *"for"*

The decision was made unanimously.

Chief Executive Officer *T.R. Gorayev*

Information about an important fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company Concern "Kalina"
Location: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Code of the issuer: ***30306-D***

Date when the fact (event, action) occurred: ***October 9, 2003***
Code of the fact (event, action): ***1330306D09102003***

MINUTES No. 5
of the Board of Directors meeting of OJSC Concern "Kalina"
dd. October 9, 2003

Place of holding: Yekaterinburg
Time of the meeting: 10.30 a.m.

The following members of the Board of Directors were present:
T.R. Gorayev.
N.A. Geller.
E.D. Petrichenko.
A.Yu. Petrov.
Philippe Der Megreditchian
Jan Dewijngaert.
Johan Vreeman.
Quorum – 100 %

Chairman: A.Yu. Petrov
Secretary: D.A. Argunov

Agenda:

1. About making alterations and amendments to the decision of the Board of Directors of OJSC Concern "Kalina" dd. September 23, 2002 of increase of the charter capital by issue of additional ordinary registered shares (subject 8 on the agenda).
2. About approval of the Decision of additional issue of the securities of OJSC Concern "Kalina".
3. About approval of the Offering Circular of OJSC Concern "Kalina".

To the first subject the floor was given to A.Yu. Petrov who told about making alterations and amendments to the decision of the Board of Directors of OJSC Concern "Kalina" dd. September 23, 2003, of increase of the charter capital by issue of additional ordinary registered shares.

After the discussion the Board of Directors
DECIDED
to make the following alterations to the decision of the Board of Directors of OJSC Concern "Kalina" dd. September 23, 2003, of increase of the charter capital by issue of additional ordinary registered shares (subject 8 on the agenda) (hereinafter – "the Decision of Placement):

to set forth clause 4 of the Decision of Placement in the following way:

"4. to define the following basic conditions of placement of the shares of additional issue (subject 8 on the agenda of the Board of Directors of OJSC Concern "Kalina" meeting dd. September 23, 2003):

1) Shares of additional issue (hereinafter - "the shares") shall be placed by public offering in the order stipulated in the Decision of additional issue of securities of OJSC Concern "Kalina" (hereinafter "the decision of issue") and the offering circular of OJSC Concern "Kalina" (hereinafter "the offering circular").

2) Placement price of the shares shall be defined by the Company's Board of Directors within the period from the date of state registration of additional issue of the shares but not later than two (2) days before the shares placement on the basis of analysis of preliminary demand for the shares from potential investors (by the results of applications of potential investors for additional shares acquisition), or, in cases stipulated in the laws of the Russian Federation, on the basis of conclusion of an independent appraiser. Information of the Company's Board of Directors decision on the placement prices for shares shall be published in the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FKZB of Russia and in the Decision of issue not later than the date of the shares placement.

Price of shares placement to persons included into the list of persons with the preemptive right for shares acquisition shall be defined by the Company's Board of Directors not less than one day before the date of shareholders notification about their preemptive right for the shares acquisition on the basis on preliminary marketing by the underwriter or in cases stipulated in the laws of the Russian Federation, on the basis of conclusion of an independent appraiser but not later than two (2) days from the date of placement commencement. Information of the Company's Board of Directors decision of the placement prices for the shares shall be published in the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FKZB of Russia and in the Decision of issue not later than the date of shares placement.

3) Additional shares shall be paid in Russian rubles or in foreign currency (when paid in foreign currency the calculation of the shares value is made in rubles according to the exchange rate of the Central Bank of the Russian Federation as of the date of investor's payment for the shares acquired) with their acquisition in full in accordance with the decision of issue and the offering circular".

The following persons voted:

Gorayev, Timur Rafkatovich,	*"for"*
Geller, Nokilay Arkadievich,	*"for"*
Petrichenko, Elena Dmitrievna,	*"for"*
Petrov Alexander Yurievich,	*"for"*
Philippe Der Megreditchian,	*"for"*
Jan Dewijngaert,	*"for"*
Johan Vreeman,	*"for"*

The decision was made unanimously.

To the second subject the floor was given to A.Yu. Petrov who suggested the Board of Directors should consider the decision of the additional issue of securities of OJSC Concern "Kalina".

After the discussion the Board of Directors
DECIDED
"To approve the decision of additional issue of the shares of OJSC Concern "Kalina"".

The following persons voted:
Gorayev, Timur Rafkatovich, "for"
Geller, Nokilay Arkadievich, "for"
Petrichenko, Elena Dmitrievna, "for"
Petrov Alexander Yurievich, "for"

Philippe Der Megreditchian, "for"
Jan Dewijngaert, "for"
Johan Vreeman, "for"

The decision was made unanimously.

To the third issue the floor was given to A.Yu. Petrov who suggested the Board of Directors should consider the Offering Circular of OJSC Concern "Kalina".

After discussion the Board of Directors decided: "To approve the Offering Circular of OJSC Concern "Kalina""

The following persons voted:

Gorayev, Timur Rafkatovich,	***"for"***
Geller, Nokilay Arkadievich,	***"for"***
Petrichenko, Elena Dmitrievna,	***"for"***
Petrov Alexander Yurievich,	***"for"***
Philippe Der Megreditchian,	***"for"***
Jan Dewijngaert,	***"for"***
Johan Vreeman,	***"for"***

The decision was made unanimously.

Chief Executive Officer of
OJSC Concern "Kalina" *T.R. Gorayev*

NOTIFICATION ABOUT
AN IMPORTANT FACT OF
"INFORMATION ABOUT SECURITIES ISSUE BY THE ISSUER"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***0530306D21102003***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Vedomosti" and*** **"Zhizn" newspapers.**

Kind, category (type), series and other identification features of the securities; ***ordinary registered non-documentary shares***
The quantity of the securities placed: ***1,387,403 (one million three hundred eighty-seven thousand four hundred and three) shares***
Nominal value of each security placed: ***70 (seventy) rubles***
Volume of issue (additional issue) of the securities by nominal value: ***97,118,210 (ninety-seven million one hundred eighteen thousand two hundred and ten) rubles***
Method of securities placement: ***public offering***;
The preemptive right for the issuer's shareholders (participants) for securities acquisition: ***the preemptive right for issued securities acquisition is envisaged for the issuer's shareholders.***
Fact of registration (absence of registration) of the securities simultaneously with the state registration of the issue (additional issue) of these securities: ***simultaneously with the state registration of additional issue of securities the offering circular was registered.***
Order of access to the information in the offering circular:
In three days after state registration of the shares issue all interested persons can get to know the decision of issue and the Offering circular at the following addresses:

Open Joint-Stock Company Concern "Kalina"
Place of location: 80, Komsomolskaya St., Yekaterinburg, Russia, 620138
Postal address: 80, Komsomolskaya St., Yekaterinburg, Russia, 620138
Telephone: +7 3432 62 09 86
Fax: +7 3432 62 22 32
Web site: www.kalina.org

OOO "Renaissance Broker"
Place of location: 4th floor, Usadba Center at 22, Voznesensky per. Moscow, 103008, Russia
Postal address: 4th floor, Usadba Center at 22, Voznesensky per. Moscow, 103008, Russia
Telephone: +7 (095) 258-77-77
Fax: +7 (095) 258-77-78
Web site: www.rencap.com

Starting from the date of publishing the announcement of state registration of the report on the results of the shares additional issue any interested person can receive a copy of the

decision about issue and offering circular authorized by the Issuer or by the Notary at the above addresses for a fee no more than the cost of making a copy of the said documents.

Fact of signing the offering circular by the financial consultant in the stock market: ***offering circular was signed by the financial consultant in the stock market.***
Full trade name of the Company: ***Open Joint-Stock Company "Federal Stock Corporation".***
Abbreviated name of the financial consultant in the securities market: ***OJSC "FFK".***
Place of location of the financial consultant in the stock market: ***25, Ostozhenka St., Moscow, 119034.***
Date of state registration of the issue (additional issue) of the securities: ***October 21, 2003***
Name of the registration body: ***Federal Commission of Securities Market of the Russian Federation.***
State registration number of the issue (additional issue) of the securities: ***1-05-30306-D-002D.***
Period of the securities placement and order of its definition (date of placement commencement can be not stated)

The date of securities placement of the present additional issue (hereinafter "the shares" shall be defined by the issuer's the Board of Directors (hereinafter "the date of placement commencement"). And the placement can only be commenced after two weeks from the date of publishing the announcement about state registration of the securities issue (additional issue) and in the order of access to information in the offering circular (hereinafter "the announcement of state registration of the shares additional issue") in accordance with the requirements of the Federal Law "On the Securities Market" standard legal acts of the FKZB of Russia.
The announcement of state registration of the shares additional issue shall be published within the following periods:

- ***on tapes of news agencies "AKM" and "Interfax" within 1 (one) day from the date of state registration of the shares additional issue;***
- ***on the issuer's web site at www.kalina.org – within 3 (three) days from the date of state registration of the shares additional issue;***
- ***in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers – within 5 (five) days from the date of state registration of the shares additional issue.***

Two-week period shall be counted from the date of announcement about state registration of the shares additional issue in the "Vedomosti" and/or "Kommersant" and/or Rossiiskaya Gazeta" provided that the Issuer follows the above-mentioned order of information disclosure. If this announcement about state registration of the shares was published in two or more newspapers the period shall be counted from the date of the earliest publication.

Information about decision of the Issuer's Board of Directors of the date of placement commencement shall be published by the issuer on news tapes and on the web site in cases the date of the shares placement commencement was not defined in the announcement of state registration of the shares additional issue in the following time period:

- ***on tapes of news agencies "AKM" and "Interfax" not later than 5 (five) days before the date of securities placement commencement;***
- ***on the issuer's web site at www.kalina.org not later than 4 (four) days before the date of securities placement commencement;***

- *in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers not later than 5 (five) days after the date of the decision made by the Board of Directors about defining the date of placement commencement. In case the said announcement was published in two or more newspapers the period shall be counted from the date of the earliest publication.*

Date of Shares placing tenders, held by the organizer of securities market trade (hereinafter – "Public offering") shall be defined by the Issuer's Board of Directors (hereinafter – date of public offering commencement).

Information about decision of the issuer's Board of Directors defining the date of Public Offering commencement shall be published by the issuer on news tapes and on web site in case the date of public offering of shares commencement was not disclosed in the announcement of state registration of the shares additional issue or in the announcement of the date of placement commencement in the following time period:

- *on news-tapes of news agencies "AKM" and "Interfax" not later than 5 (five) day before the date of securities placement commencement;*
- *on the issuer's web site at www.kalina.org not later than 4 (four) days before the date of securities placement commencement;*
- *in the "Vedomosti" and/or "Kommersant" and/or "Rossiiskaya Gazeta" newspapers not later than 5 (five) days after the date of the decision made by the Board of Directors about defining the date of placement commencement. In case the said announcement was published in two or more newspapers the period shall be counted from the date of the earliest publication.*

Date of placement completion is 1) 30 (thirtieth) day after Public offering commencement, or 2) the last share offering date, or 3) on the expiry of one year from the date of state registration of the shares additional issue, depending on which date comes first.

Price of securities placement or order of its definition:
Placement price of the shares shall be defined by the Company's Board of Directors within the period from the date of state registration of the shares additional issue but not later than two (2) days before the shares placement on the basis of analysis of preliminary demand for the shares from potential investors (by the results of applications of potential investors for additional shares acquisition), or in cases stipulated in the legislation of the Russian Federation on the basis of conclusion of an independent appraiser. Information of the Company's Board of Directors decision on the offering prices for shares shall be published in the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FKZB of Russia and decision of issue before the date of the shares placement commencement.

Price of shares placement to persons included into the list of persons with the preemptive right for shares acquisition (hereinafter "the placement price") shall be defined by the Company's Board of Directors not later than 1 (one) day before the commencement date of sending notifications to shareholders about their preemptive right for the shares acquisition on the basis of analysis of preliminary marketing by the underwriter or in cases stipulated in the laws of the Russian Federation, on the basis of conclusion of an independent appraiser but not later than two (2) days from the date of offering commencement. Information of the Company's Board of Directors decision on the offering price for shares shall be published in

the newspapers: Vedomosti and/or Kommersant and/or Rossiyskaya Gazeta within five (5) days from the date of the Company's Board of Directors decision and disclosed in other ways in the order stipulated in the standard acts of the FKZB of Russia and in the Decision of issue not later than the date of shares offering.

Chief Executive Officer of
OJSC Concern "Kalina" ___________ T.R. Gorayev
Signature

Date: "21" October, 2003
L.S.

NOTIFICATION
OF IMPORTANT FACTS
"INFORMATION ABOUT ACCRUAL OR PAID INCOME ON THE ISSUER'S SECURITIES"
"INFORMATION ABOUT PERIOD OF OBLIGATIONS FULFILLMENT BY THE ISSUER TO SECURITY HOLDERS"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***
Unique code of the issuer given by a registering organ: ***30306-D.***
Code of the important fact: ***0630306D11112003, 0930306D11112003***
Web site used by the issuer for providing information about important facts: ***www.kalina.org.***
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper.***
Kind, category (type) series and other identification features of the securities: ***documentary interest-bearing bonds to bearer series 002***
Date of the state registration of the securities issue: ***November 15, 2001***
Name of the registration body: ***Federal Commission of Securities Market of the Russian Federation***
State registration number of the securities issue: ***4-02-30306-D***
Managerial body which made a decision of defining the amount (order of amount definition) of the interest (coupon) on bonds: ***order of definition of interest (coupon) amount on the bonds is established in accordance with the decision of issue (registration number 4-02-30306-D dd. November 15, 2001), approved by the Board of Directors, minutes No. 6 dd. 28.09.2001.***
Essence of the issuer's obligation: ***payment of a coupon for the seventh coupon period.***
Total amount of interest and other income payable on the bonds series 002: ***18,705,500 (eighteen million seven hundred and five thousand five hundred) rubles.***
Amount of interests and other income payable per one bond issued: ***34 (thirty-four) rubles 01 (one) kopeck.***
Form of income payment on securities of the issuer: ***money***
Date when the obligation to pay the income on the issuer's securities becomes due: ***November 11, 2003***
Fulfillment or non-fulfillment of the issuer's obligation: ***obligation is fulfilled in full***
Total amount of interests and other income paid on the bonds issued: ***18,705,500 (eighteen million seven hundred and five thousand five hundred) rubles***

Acting Chief Executive Officer of
OJSC Concern "Kalina" __________ V.V. Chuvatin
Signature
Date: "11" November, 2003
L.S.

NOTIFICATION
OF IMPORTANT FACTS
"INFORMATION ABOUT ACCRUAL OR PAID INCOME ON THE ISSUER'S SECURITIES"
"INFORMATION ABOUT PERIOD OF OBLIGATIONS FULFILLMENT BY THE ISSUER TO SECURITY HOLDERS"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***
Unique code of the issuer given by a registering organ: ***30306-D.***
Code of the important fact: ***0630306D04122003, 0930306D04122003.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic* FKZB Rossii", "Zhizn" newspaper.**
Kind, category (type) series and other identification features of the securities: ***registered non-documentary coupon bonds series 001 with variable coupon***
State registration number of the securities issue, date of the state registration: ***4-01-30306-D dd. February 8, 2001***
Name of the registration body: ***FKZB of Russia***
Managerial body which made a decision of defining the amount (order of amount definition) of the interest (coupon) on bonds: ***order of definition of interest (coupon) amount on the bonds is established in accordance with the decision of issue (registration number 4-01-30306-D dd. February 8, 2001), approved by the Board of Directors, minutes No. 18 dd. 15.01.2001. Discount coefficient of the refunding rate to define the amount of interest (coupon) on the bonds is established as 0.8 by the Board of Directors decision (minutes No. 21 of the Board of Directors Meeting dd. February 28, 2001).***
Essence of the issuer's obligation: ***payment of a coupon for the eleventh coupon period.***
Total amount of interest and other income payable on the bonds issue: ***151,652 (one hundred fifty-one thousand six hundred fifty-two) rubles 60 (sixty) kopecks.***
Amount of interests and (or) other income payable per one bond issue: ***3 (three) rubles 19 (nineteen) kopecks***
Form of income payment on securities of the issuer: ***money***
Date when the obligation to pay the income on the issuer's securities becomes due: ***December 4, 2003***
Fulfillment or non-fulfillment of the issuer's obligation: ***obligation is fulfilled in full***
Total amount of interests and other income paid on the bonds issue: ***151,652 (one hundred fifty-one thousand six hundred fifty-two) rubles 60 (sixty) kopecks.***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "04" December, 2003
L.S.

NOTIFICATION
OF IMPORTANT FACTS

"INFORMATION ABOUT ACCRUAL OR PAID INCOME ON THE ISSUER'S SECURITIES"

"INFORMATION ABOUT PERIOD OF OBLIGATIONS FULFILLMENT BY THE ISSUER TO SECURITY HOLDERS"

Full trade name of the issuer with form of organization: *Open Joint-Stock Company Concern "KALINA"*

Place of the issuer's location: *80, Komsomolskaya St., Yekaterinburg, 620138, Russia.*

Identification number of the taxpayer, given to the issuer by the fiscal organ: *6608000083*.

Unique code of the issuer given by a registering organ: *30306-D*.

Code of the important fact: *0630306D10022004, 0930306D10022004*.

Web site used by the issuer for providing information about important facts: *www.kalina.org*.

Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Zhizn" newspaper.**

Kind, category (type) series and other identification features of the securities: ***documentary interest-bearing bonds to bearer series 002***

Date of the state registration of the securities issue: *November 15, 2001*

Name of the registration body: *Federal Commission of Securities Market.*

State registration number of the securities issue: *4-02-30306-D*

Managerial body which made a decision of defining the amount (order of amount definition) of the interest (coupon) on bonds: ***order of definition of interest (coupon) amount on the bonds is established in accordance with the decision of issue (registration number 4-02-30306-D dd. November 15, 2001), approved by the Board of Directors, minutes No. 6 dd. 28.09.2001. Coupon rate for the eighth coupon period counted with full compliance with the decision of the bonds series 002 issue is 13.85 (thirteen point eighty-five) annual interest i.e. 34 (thirty-three) rubles 53 (fifty-three) kopecks per one bond in money.***

Essence of the issuer's obligation: ***payment of a coupon for the eighth coupon period and redemption of the bonds series 002.***

Total amount of interest and other income payable on the bonds series 002: ***568,991,500 (five hundred sixty-eight million nine hundred ninety-one thousand five hundred) rubles.***

Amount of interests and other income payable per one bond series 001: ***1,034 (one thousand thirty-four) rubles 53 (fifty-three) kopecks***

Form of income payment on securities of the issuer: ***money***

Date when the obligation to pay the income on the issuer's securities becomes due: ***February 10, 2004***

Fulfillment or non-fulfillment of the issuer's obligation: ***obligation is fulfilled in full***

Total amount of interests and other income paid on the bonds series 001: ***568,991,500 (five hundred sixty-eight million nine hundred ninety-one thousand five hundred) rubles.***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "10" February 2004
L.S.

NOTIFICATION
OF THE IMPORTANT FACTS
"INFORMATION ABOUT DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***

Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***

Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***

Unique code of the issuer given by a registering organ: ***30306-D.***

Code of the important fact: ***0830306D11022004.***

Web site used by the issuer for providing information about important facts: ***www.kalina.org.***

Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Zhizn" newspaper.**

Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares***

Date of the state registration of the securities issued: ***August 22, 2001***

Name of the registration body: ***Federal Commission of Securities Market of the Russian Federation***

State registration number of the securities issue: ***1-05-30306-D***

Purpose for which the list of the securities holders is made up: ***The list of persons with the right to participate in the extraordinary general shareholders' meeting.***

Date as of which the list of securities holders is made up: ***February 11, 2004***

Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making up the list of issuer's registered securities holders is made: ***Minutes No. 12 of the Board of Directors meeting of OJSC Concern "Kalina", the date of the minutes making up is February 11, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "11" February, 2004
L.S.

NOTIFICATION
OF IMPORTANT FACTS
"INFORMATION ABOUT ACCRUAL OR PAID INCOME ON THE ISSUER'S SECURITIES"
"INFORMATION ABOUT PERIOD OF OBLIGATIONS FULFILLMENT BY THE ISSUER TO SECURITY HOLDERS"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***
Unique code of the issuer given by a registering organ: ***30306-D.***
Code of the important fact: ***0630306D05032004, 0930306D05032004.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org.***
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper.***
Kind, category (type) series and other identification features of the securities: ***registered non-documentary coupon bonds series 001 with variable coupon (hereinafter "the bonds")***
Date of the state registration of the securities issued: ***February 8, 2001***
Name of the registration body: ***Federal Commission of Securities Market.***
State registration number of the securities issue: ***4-01-30306-D***
Managerial body which made a decision of defining the amount (order of amount definition) of the interest (coupon) on bonds: ***order of definition of interest (coupon) amount on the bonds is established in accordance with the decision of issue (registration number 4-01-30306-D dd. February 8, 2001), approved by the Board of Directors, minutes No. 18 dd. 15.01.2001. Discount coefficient of the refunding rate to define the amount of interest (coupon) on the bonds is established as 0.8 by the Board of Directors decision (minutes No. 21 of the Board of Directors Meeting dd. February 28, 2001). The amount of coupon for the twelfth coupon period counted with full compliance with the decision of the bonds series 001 issue is two (2) rubles ninety-seven (97) kopecks per one bond.***
Essence of the issuer's obligation: ***payment of a coupon for the twelfth coupon period and redemption of the bonds series 001.***
Total amount of interest and other income payable on the bonds series 001: ***4,895,193 (four million eight hundred ninety-five thousand one hundred ninety-three) rubles 80 (eighty) kopecks***
Amount of interests and other income payable per one bond series 001: ***102 (one hundred and two) rubles 97 (ninety-seven) kopecks.***
Form of income payment on securities of the issuer: ***money***
Date when the obligation to pay the income on the issuer's securities becomes due: ***March 5, 2004***
Fulfillment or non-fulfillment of the issuer's obligation: ***obligation is fulfilled in full***
Total amount of interests and other income paid on the bonds series 001: ***4,895,193 (four million eight hundred ninety-five thousand one hundred ninety-three) rubles 80 (eighty) kopecks***

Acting Chief Executive Officer of
OJSC Concern "Kalina" __________ E.D. Petrichenko
Signature
Date: "5" March, 2004.
L.S.

NOTIFICATION
OF THE IMPORTANT FACTS
"INFORMATION ABOUT DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***

Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***

Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***

Unique code of the issuer given by a registering organ: ***30306-D.***

Code of the important fact: ***0830306D15032004.***

Web site used by the issuer for providing information about important facts: ***www.kalina.org.***

Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Zhizn" newspaper.**

Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares***

Date of the state registration of the securities issued: ***August 22, 2001***

Name of the registration body: ***FKZB of Russia.***

State registration number of the securities issue: ***1-05-30306-D***

Purpose for which the list of the securities holders is made up: ***The list of persons with the right to participate in the annual general shareholders' meeting.***

Date as of which the list of securities holders is made up: ***March 15, 2004***

Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making the list of issuer's registered securities holders is made: ***Minutes No. 14 of the Board of Directors meeting of OJSC Concern "Kalina", the date of the minutes making up is March 15, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "15" March, 2004
L.S.

NOTIFICATION
OF THE IMPORTANT FACTS
"INFORMATION ABOUT DECISIONS OF GENERAL MEETINGS"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***1030306D15032004***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Zhizn" newspaper.**
Kind of the meeting: **extraordinary**
Form of the general meeting: **meeting**
Date of holding the general meeting: **March 15, 2004**
Place of holding the general meeting: **OJSC Concern "Kalina" at 80 Komsomolskaya St., Yekaterinburg, Russia**
Quorum of the general meeting: **7,341,922 votes participated in the meeting i.e. 87.8 % of the total quantity of votes.**
Issues put to vote at the meeting: **Approval of the revised edition of the Charter of OJSC Concern "Kalina".**
Results of voting on the issues:

FOR	**- 7,323,022 votes**
Against	**- no**
Abstained	**- 18,900 votes**

Decisions made by the general meeting: ***to approve the revised edition of the Charter of OJSC Concern "Kalina".***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature
Date: "15" March, 2004
L.S.

Information about changes in the participating interest of the Issuer's Board of Directors members (Supervisory Board), members of the issuer's collective executive body as well as of the person holding the position (fulfilling the duties) of the issuer's sole executive body including managing organization or manager, in the issuer's charter capital and in the charter capital of the issuer's subsidiaries and dependent companies and/or about changes in the percentage of their ordinary shares of the issuer's subsidiaries and dependent companies

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083.***
Unique code of the issuer given by a registering organ: ***30306-D.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org.***
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Zhizn" newspaper.**

Surname, name and patronymic of the person: ***Gorayev, Timur Rafkatovich***
Position the person holds: ***Chief Executive Officer, member of the Board of Directors***
Full trade name of the Company in the charter capital of which the interest of this person changed: ***Open Joint-Stock Company Concern "Kalina"***
Place of location of the Company in the charter capital of which the interest of this person changed: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Share of this person in the charter capital of the corresponding organization before changes: ***66.04 %***
Percentage in ordinary shares of this joint-stock company held by this person before changes: ***66.04 %***
Share of this person in the charter capital of the corresponding organization after changes: ***56.65 %***
Percentage in ordinary shares of this joint-stock company held by this person after changes: ***56.65 %***
Date when the issuer got to know about changes in the share of this person in the charter capital of the corresponding organization: ***June 7, 2004***

Surname, name and patronymic of the person: ***Petrov, Alexander Yurievich***
Position the person holds: ***Director for Economy and Finances, member of the Board of Directors***
Full trade name of the Company in the charter capital of which the interest of this person changed: ***Open Joint-Stock Company Concern "Kalina"***
Place of location of the Company in the charter capital of which the interest of this person changed: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Share of this person in the charter capital of the corresponding organization before changes: ***0.89 %***
Percentage in ordinary shares of this joint-stock company held by this person before changes: ***0.89 %***
Share of this person in the charter capital of the corresponding organization after changes: ***0.76 %***
Percentage in ordinary shares of this joint-stock company held by this person after changes: ***0.76 %***
Date when the issuer got to know about changes in the interest of this person in the charter capital of the corresponding organization: ***June 7, 2004***

Surname, name and patronymic of the person: ***Geller, Nikolay Arkadievich***
Position the person holds: **Development Director,** ***member of the Board of Directors***
Full trade name of the Company in the charter capital of which the interest of this person changed: ***Open Joint-Stock Company Concern "Kalina"***
Place of location of the Company in the charter capital of which the interest of this person changed: ***80, Komsomolskaya St., Yekaterinburg, 620138***
Share of this person in the charter capital of the corresponding organization before changes: ***0.84 %***
Percentage in ordinary shares of this joint-stock company held by this person before changes: ***0.84 %***
Share of this person in the charter capital of the corresponding organization after changes: ***0.72 %***
Percentage in ordinary shares of this joint-stock company held by this person after changes: ***0.72 %***
Date when the issuer got to know about changes in the interest of this person in the charter capital of the corresponding organization: ***June 7, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "07" June, 2004
L.S.

NOTIFICATION
OF THE IMPORTANT FACTS
"INFORMATION ABOUT DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***

Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***

Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.

Unique code of the issuer given by a registering organ: ***30306-D***.

Code of the important fact: ***0830306D08062004***.

Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to V*estnic FKZB Rossii", "Zhizn" newspaper.**

Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares***

Date of the state registration of the securities issued: ***August 22, 2001***

Name of the registration body: ***FKZB of Russia.***

State registration number of the securities issue: ***1-05-30306-D***

Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares***

Date of the state registration of the securities issued: ***October 21, 2003***

Name of the registration body: ***FKZB of Russia.***

State registration number of the securities issue: ***1-05-30306-D-002D***

Purpose for which the list of the securities holders is made up: ***The list of persons with the right to participate in the extraordinary general shareholders' meeting.***

Date as of which the list of securities holders is made up: ***June 10, 2004***

Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making up the list of issuer's registered securities holders is made: ***Minutes No. 7 of the Board of Directors meeting of OJSC Concern "Kalina", the date of the minutes making up is June 9, 2004***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature

Date: "9" June, 2004
L.S.

Information about decisions made by the Issuer's Board of Directors (Supervisory Board)

Full trade name of the issuer (non non-profit organization – the name) with the form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Date of the meeting held by the Issuer's Board of Directors (Supervisory Board) at which the corresponding decision was made: ***June 8, 2004***
Date of making up the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board), on which the corresponding decision was made: ***Minutes No. 7 of the Board of Directors meeting of OJSC Concern "Kalina", the date of the minutes making up is June 9, 2004***

Essence of decision made by the Issuer's Board of Directors (Supervisory Board):
1. To hold an extraordinary general shareholders' meeting on August 10, 2004 at 9 a.m. local time. Registration starts at 8.30 a.m. Place of the meeting: OJSC Concern "Kalina" at 80, Komsomolskaya St., Yekaterinburg. Postal address: 80, Komsomolskaya St., Yekaterinburg, Russian Federation, 620138
2. The date of making up the list of shareholders with the right to participate in the meeting shall be June 10, 2004
3. To adopt the following agenda:

1. ***Elections of the Board of Directors of OJSC Concern "Kalina".***
2. ***Approval of the dividends by the results of the first half year of 2004.***

Chief Executive Officer of
OJSC Concern "Kalina" __________ T.R. Gorayev
Signature
Date: "9" June, 2004
L.S.

JSC Concern "Kalina" – decisions made by the Board of Directors (Supervisory Board).

Full company's name of the issuer and it's organizational legal form – **Open Joint Stock Company Concern "Kalina".**

Place of location of the issuer – **80, Komsomolskaya st. Ekaterinburg, 620138, Russia**

Identification number of the tax-payer, assigned to the issuer by the fiscal organ – **6608000083.**

Unique code of the issuer assigned by a registering organ - **30306-D.**

Internet-site address, used by the issuer for publishing information about material events –www.kalina.org.

Date of holding the meeting of the Board of Directors when the relevant decision was made: August, 3,2004.

Date and number of the Minutes of the Board's meeting of the issuer, at which the given decision was taken:

MINUTES No. 10, JSC Concern "KALINA". Board of Directors.

The essence of the taken by the Board of Directors (Supervisory Board) of the issuer decision.

To enter in the list for secret ballot in the elections of the Board of Directors the following candidatures:

Geller Nikolai – Development Director, JSC Concern "Kalina"

Goryayev Timur- Chief Executive Officer, JSC Concern "Kalina"

Petrov Alexander – Director of Economics and Finance, JSC Concern "Kalina"

Johan Grietsen Hendrik Vreeman- Independent Director

Reinhold Schlensock – Independent Director

Kasper Heisteig- European Bank for Reconstruction and Development

Jan Dewijngaert- European Bank for Reconstruction and Development

Chief Executive Officer _________ Goryayev Timur

JSC Concern

5 August,2004 Signature

Information about the material event –' Decisions taken by the General meeting'.
Full company's name of the issuer and it's organizational legal form – **Open Joint Stock Company Concern "Kalina".**
Place of location of the issuer – **80, Komsomolskaya st. Ekaterinburg, 620138, Russia**
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – **6608000083.**
Unique code of the issuer assigned by a registering organ - **30306-D.**
Code of the material fact – **1030306D10082004**
Internet-site address, used by the issuer for publishing information about material events –www.kalina.org.
Names of periodicals used by the issuer to publish the information about the material fact : "Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn".
Type of the general meeting: **extraordinary**
Way of conducting: **meeting**
The date of holding of the meeting: **August,10,2004.**
Place of the meeting: **Russia, Ekaterinburg, Komsomolskaya str.,80, JSC Concern "Kalina"**
The quorum of the general meeting: **6496493 votes (i.e. 66,62% from the general number of votes)participated in the meeting**
Questions put to the vote, results of voting and decisions taken by the general meeting:
1.Pre-term suspension the commission of the Board of Directors.
Results of voting the first question :
For – 6293253 votes
Against- no
Abstinent- 3240 votes
The wording of decision on the first question put to the vote:
To suspend the commission of the currently working Board of Directors before the appointed time.
2. Election of the Board of directors.
Results on voting the second question (cumulative voting):
For:
Goryayev Timur –5582626 votes
Geller Nikolai –5427396 votes
Petrov Alexander – 5515577 votes
Johan Grietsen hendrik Vreeman-5417000 votes
Reinhold Schlensock-5415396 votes
Casper Heijsteeg –9058728 votes
Jan Dewijngaert- 9058728 votes
The wording of the fifth question taken by the general meeting;
To elect to the Bard of directors of the JSC Concern"Kalina"
Geller Nikolai – Development Director, JSC Concern "Kalina"
Goryayev Timur- Chief Executive Officer, JSC Concern "Kalina"
Petrov Alexander – Director of Economics and Finance, JSC Concern "Kalina"
Johan Grietsen Hendrik Vreeman- Independent Director
Reinhold Schlensock – Independent Director
Casper Heijsteeg- European Bank for Reconstruction and Development
Jan Dewijngaert- European Bank for Reconstruction and Development
3. Affirmation of the size, way and terms of dividends' payment on the results for the first half of the year 2004.
Results of voting the third question:
For- 6496493 votes
Against- no
Abstinent- no
The wording of the decision on the third question taken by the general meeting:
-To affirm the size of dividends of ordinary shares on the results for the first half of the year 2004 – 3 (three) roubles 75 (seventy five) cop. per one ordinary share;
-To make the payment in cash;
-To make the payment within 30 days from the moment of declaring on the meeting.
The date of Minutes of the Board of Directors : August,10,2004.
Chief Executive Officer _________________ **Timur R. Gorayev**
JSC Concern 'Kalina' signature
s.p.
Date August,10,2004

Information about the material event- " information about the accrual and/or paid proceeds on securities of the issuer".
Full company's name of the issuer and it's organizational legal form – **Open Joint Stock Company Concern "Kalina".**
Place of location of the issuer – **80, Komsomolskaya st. Ekaterinburg, 620138, Russia**
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – **6608000083.**
Unique code of the issuer assigned by a registering organ - **30306-D.**
Code of the material event – **1030306D10082004**
Internet-site address, used by the issuer for publishing information about material events –www.kalina.org.
Names of periodicals used by the issuer to publish the information about the material fact : **"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn".**
Type, category, series, and other identification signs of securities : **ordinary shares(further- Shares)**
Date of the state registration of the issue: **August,22,2001.**
Registration institution: **the Federal Committee on Securities market.**
State registration number of securities' issue **1-06-30306-D (cancelled by the direction of the federal Committee on Securities market №03-2316/p from October,21,2003 in connection of unification of securities issued)**
New registration number of securities: **1-05-30306-D**
Type, category, series and other identification signs of securities: **ordinary shares (further -Shares)**
Date of the state registration of the issue:**October,21,2003**
Registration institution: **the Federal Committee on Securities market.**
State registration number of securities' issue: **1-05-30306-D-002D**
New registration number of securities:**1-05-30306-D**
Management institution who took the decision to pay(announce) dividends on the Shares: **The General meeting of shareholders**
Date of the decision : **August,10,2004**
Date of the Minutes of general meeting of shareholders: **August,10,2004.**
The general size of dividends accrued to ordinary shares of the issuer: **36 571 166(thirty six millions five hundred seventy one thousands one hundred and sixty six) roubles 25 (twenty five) cop.**
Dividend accrued to one ordinary Share of the issuer:**3(three)roubles75 (seventy five)cop.**
Way of dividends' payment: **cash**
The term of suspending the liability to pay the proceeds on securities: **September,9,2004**
Total dividends paid for the Shares of the issuer:**0 roubles. The final term has not come yet.**
Chief Executive Officer
JSC Concern"Kalina" _______________ Gorayev Timur
Date August,10,2004 s.p.

NOTIFICATION OF AN IMPORTANT FACT "INFORMATION ABOUT ACCRUAL AND/OR PAID INCOME ON THE ISSUER'S SECURITIES"

Full trade name of the issuer with form of organization: *Open Joint-Stock Company Concern "KALINA"*
Place of the issuer's location: *80, Komsomolskaya St., Yekaterinburg, 620138, Russia.*
Identification number of the taxpayer, given to the issuer by the fiscal organ: *6608000083.*
Unique code of the issuer given by a registering organ: *30306-D.*
Code of the important fact: *0630306D10092004, 0930306D10092004.*
Web site used by the issuer for providing information about important facts: *www.kalina.org.*
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper.***
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***August 22, 2001***
Name of the registration body: ***Federal Commission of Securities Market***
State registration number of the securities issue: ***1-06-30306-D (cancelled by resolution of FKZB of the Russian Federation No. 03-2316/p dd. October 21, 2003 because of unification of the issued securities)***
New state registration number of the securities issue: ***1-05-30306-D***
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***October 21, 2003***
Name of the registration body: ***Federal Commission of Securities Market***
State registration number of the securities issue: ***1-05-30306-D-002D***
Managerial body which made a decision of payment (declaration) of dividends on the issuer's shares: ***General shareholder's meeting***
Date of making the decision: ***August 10, 2004***
Date of making up the minutes of the meeting of the said body where the said decision was made: ***August 10, 2004***
Total amount of interest accrued on ordinary shares of the issuer: ***36,571,166 (thirty-six million five hundred seventy-one thousand one hundred sixty-six) rubles 25 (twenty-five) kopecks.***
Amount of dividend accrued on one ordinary share of the issuer: ***3 (three) rubles 75 (seventy-five) kopecks***
Form of income payment on the issuer's securities: ***money***
Date when the obligation to pay the income on the issuer's securities becomes due: ***September 9, 2004***
Total amount of dividends paid on the issuer's shares: ***32,399,415.77 (thirty-two million three hundred ninety-nine thousand four hundred fifteen rubles and seventy-seven kopecks).***
Fulfillment or non-fulfillment of the issuer's obligation: ***obligation is not fulfilled in full***
Reasons for which obligations were not fulfilled in full as well as the amount of such an obligation in money in which it is not fulfilled:

> ***3,673,544.98 RR not paid on the basis of the shareholders' resolution of suspension of dividends payment to them***
> ***233,369.00 RR not paid because information in the shareholders' register was incorrect or incomplete***
> ***264,836.5 RR not paid to shareholder – individuals who indicated dividends reception "in cash" in the application of the registered person and did not come to have them.***

Money for dividends payment are reserved in full.

Chief Executive Officer of
OJSC Concern "Kalina" ___________ T.R. Gorayev
Signature
Date: "10" September, 2004
L.S.